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TACTILE SYSTEMS TECHNOLOGY, INC.

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-209115

4,000,000 Shares

TACTILE SYSTEMS TECHNOLOGY, INC.

Common Stock

$10.00 per share

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Tactile Systems Technology, Inc. is offering 4,000,000 shares.

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The initial public offering price is $10.00 per share.

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This is our initial public offering and no public market currently exists for our shares.

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Our common stock has been approved for quotation on The NASDAQ Global Market under the symbol "TCMD."

This investment involves risk. See "Risk Factors" beginning on page 15.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and in future filings.

One of our directors has indicated an interest in purchasing up to $1.0 million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to this investor, or this investor may determine to purchase more, less or no shares in this offering.

	Per Share	Total
Initial public offering price	$10.00	$40,000,000
Underwriting discounts and commissions(1)	$0.70	$2,800,000
Proceeds to Tactile Systems Technology, Inc., before expenses	$9.30	$37,200,000

(1)
See "Underwriting" for additional information regarding underwriting compensation.

The underwriters have the option to purchase up to 600,000 additional shares from us at the initial public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to investors on or about August 2, 2016.

Piper Jaffray	William Blair	Canaccord Genuity

BTIG

The date of this prospectus is July 27, 2016.

Tactile™ MEDICAL
HOME THERAPY DEVICES

Flexitouch® System

- Fully-automated, programmable, advanced pneumatic compression device for at-home treatment of lymphedema
- Mimics clinic-based manual lymphatic drainage therapy
- Easy-to-use, one-hour daily, self-applied system
- We believe our Flexitouch System enhances patient quality of life, improves clinical outcomes and delivers significant cost-savings to payers and patients
- Generated 87% of our revenues in 2015

ACTitouch® System

- Wearable compression therapy system for the treatment of venous leg ulcers caused by chronic venous insufficiency
- Provides freedom to remain active
- Offers dual sustained and intermittent pneumatic compression therapy
- We believe our ACTitouch System enhances patient quality of life while providing comparable efficacy in healing venous leg ulcers
- Generated 5% of our revenues in 2015

Until August 21, 2016, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

You should rely only on the information contained in this prospectus or any related free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

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 Investors Outside of the United States

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside the United States.

Trademarks

Flexitouch, the Flexitouch and design, ACTitouch, Entré and our logo are our trademarks and are used in this prospectus. We have a pending trademark application for Tactile Medical, which is also used in this prospectus. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners. Solely for convenience, our trademarks and trade names referred to in this prospectus appear without the ® and TM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and trade names. Additionally, we do not intend for our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us, by these other companies.

Industry and Market Data

Certain market and industry data and forecasts included in this prospectus were obtained from independent market research, industry publications and surveys, governmental agencies and publicly available information. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe the data from such third-party sources to be reliable. However, we have not independently verified any of such data and cannot guarantee its accuracy or completeness. Similarly, internal market research and industry forecasts, which we believe to be reliable based upon our management's knowledge of the market and the industry, have not been verified by any independent sources. While we are not aware of any misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors," "Special Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider when making your investment decision. You should read this entire prospectus carefully, including the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus, before making an investment in our common stock. As used in this prospectus, the terms "company," "we," "our," and "us" refer to Tactile Systems Technology, Inc., doing business as Tactile Medical, except as otherwise indicated herein or as the context otherwise requires.

Tactile Medical

We are a medical technology company that develops and provides innovative medical devices for the treatment of chronic diseases at home. We focus on advancing the standard of care in treating chronic diseases in the home setting to improve patient outcomes and quality of life and help control rising healthcare expenditures. We possess a unique, scalable platform to deliver at-home healthcare solutions throughout the United States. This evolving care delivery model is recognized by policy-makers and payers as a key for controlling rising healthcare expenditures. Our initial area of therapeutic focus is vascular disease, with a goal of advancing the standard of care in treating lymphedema and chronic venous insufficiency. Our proprietary Flexitouch System is an at-home solution for lymphedema patients. Our proprietary ACTitouch System is a home-based solution for chronic venous insufficiency patients that may be worn throughout the day. Our products deliver cost-effective, clinically proven, long-term treatment of chronic diseases. We employ a direct-to-patient and -provider model, through which we obtain patient referrals from clinicians, manage insurance claims on behalf of our patients and their clinicians, deliver our solutions to patients and train them on the proper use of our solutions in their homes. This model allows us to directly approach patients and clinicians, whereby we disintermediate the traditional durable medical equipment channel and capture both the manufacturer and distributor margins. For the year ended December 31, 2015, we generated revenues of $62.9 million and had net income of $1.4 million. Our revenues increased 32% during the year ended December 31, 2015 compared to the year ended December 31, 2014. For the three months ended March 31, 2016, we generated revenues of $13.7 million and had a net loss of $1.0 million. Our revenues increased 35% during the three months ended March 31, 2016 compared to the three months ended March 31, 2015.

A traditional treatment for lymphedema is complete decongestive therapy, consisting of manual lymphatic drainage, which is a specialized application of gentle pressure to the skin applied by a therapist that encourages drainage of lymph fluid, as well as decongestive exercises, skin care and compression with multilayered bandages, compression garments or pumps. Typically, this therapy begins with clinic visits, but eventually patients transition to self-administered home-based therapy. The standard of care treatment for chronic venous insufficiency is compression therapy. As the disease progresses, patients may develop a venous leg ulcer, which is commonly treated using multilayered bandages to minimize swelling and enhance blood flow. A clinician applies these non-removable bandages to patients at a precise pressure and patients wear the bandages between weekly visits to the wound clinic during which the bandages are removed and reapplied.

Our advanced at-home Flexitouch System applies a gentle application of pressure to stimulate the movement of lymphatic fluid and direct it toward properly functioning areas of the body. The Flexitouch System provides an easy-to-use, one-hour daily, self-applied treatment solution. Peer-reviewed, published studies have shown that our Flexitouch System provides improved quality of life and clinical outcomes and delivers significant cost-savings to payers and patients, compared to traditional treatments. The predecessor version of our Flexitouch System received 510(k) clearance in

July 2002 and our current Flexitouch System received 510(k) clearance from the U.S. Food and Drug Administration, or FDA, in October 2006. Our Flexitouch System generated $54.7 million, or 87%, of our revenues in 2015. Our ACTitouch System addresses chronic venous insufficiency and provides precise, sustained and wearable compression that a patient may apply, remove and reapply at home. This system was developed to provide maximum convenience for patients by providing them with the freedom to remain active while simultaneously receiving the benefits of both sustained and intermittent pneumatic compression, which we refer to as dual-compression therapy. In a clinical study, our ACTitouch System was shown to have comparable efficacy in healing venous leg ulcers and achieved higher patient quality of life scores as compared to multilayered bandages. Our ACTitouch System received 510(k) clearance from the FDA in June 2013 and generated $3.2 million, or 5%, of our revenues in 2015.

To support the growth of our business, we invest heavily in our commercial infrastructure, consisting of our direct sales force, reimbursement capabilities and clinical expertise. We are a national, accredited provider of home medical equipment services approved for coverage by private payers, Medicare, the Veterans Administration and certain Medicaid programs in the United States. We market our products using a direct-to-patient and -provider model. Our direct sales force is focused on increasing clinician awareness of our solutions, and has grown from three people in March 2005 to over 100 people as of March 31, 2016. We utilize over 300 licensed, independent healthcare practitioners as at-home trainers who educate patients on the proper use of our solutions. Our experienced reimbursement operations group of over 55 people focuses on verifying case-by-case benefits, obtaining prior authorization, billing and collecting payments from payers and providing customer support services. Our payer relationships group of over 20 people is responsible for developing relationships with payer decision-makers to educate them on our product efficacy, develop overall payer coverage policies and reimbursement criteria, manage Medicare patient claims and contracts with payers and serve as an advocacy liaison between patients, clinicians and payers throughout the appeals process. Our clinical team, consisting of a scientific advisory board, in-house therapists and nurses and a medical director, serves as a resource to clinicians and patients and guides our development of clinical evidence in support of our products. We believe these investments are critical to driving patient adoption of our technologies, and together with our commercial infrastructure, represent a significant competitive advantage. Health insurance coverage for our Flexitouch System and our ACTitouch System is in place with private payers, Medicare, the Veterans Administration and certain Medicaid programs. Based on our estimates, we have contracts as an in-network provider covering over 260 million lives in the United States. Over 48,000 patients were treated with our Flexitouch System since 2002, and over 11,000 Flexitouch Systems were shipped in 2015. More than 4,100 patients were treated with our ACTitouch System since its launch in 2013, and over 2,200 ACTitouch Systems were shipped in 2015.

Overview of the Lymphedema and Chronic Venous Insufficiency Markets

Lymphedema

The lymphatic system performs a fundamental role in maintaining health through balancing fluids and regulating immunity by removing harmful bacteria, viruses and waste products. Lymphatic structures are situated throughout the body and are comprised of a series of vessels, lymph nodes and lymphoid organs that act as a drainage system by collecting protein rich lymph fluid and sending it to the venous system. Lymph nodes are located in several areas of the body with superficial and deep lymph nodes under each arm, at the hip, in the groin, above the collar bones in the neck, in the abdomen, tonsils and spleen and in bone marrow.

Lymphedema refers to a type of chronic swelling, or edema, which may occur in the arms, legs, neck, trunk or other body parts and causes severe and debilitating symptoms, including decreased mobility,

skin breakdown, pain, increased risk of serious infection and marked psychosocial impairment, resulting in significantly negative implications for a patient's health and quality of life. The disease occurs when the lymphatic vessels are unable to adequately drain protein-rich lymph fluid from the arms, legs or other regions of the body. Any condition or procedure that damages the lymph nodes or lymphatic vessels, such as surgery or treatment for breast and other cancers, obesity, infection, scar tissue formation, trauma or chronic venous insufficiency can cause lymphedema. The disease may also be caused from congenital malformation of the lymphatic system. Lymphedema is progressive in nature, worsens over time, and has no known cure.

Chronic Venous Insufficiency

Chronic venous insufficiency occurs when the venous wall and/or valves in the veins are not working effectively, making it difficult for blood to return to the heart. The disease is prevalent among patients who are obese or pregnant and may also be caused by high blood pressure, trauma, lack of exercise, smoking, deep vein thrombosis and inflammation of the vein walls. As the valves deteriorate, blood leaks or flows backward, leading to increased pressure, stretched and dilated vessels and pooling of blood in the veins. As blood accumulates, swelling occurs, leading to progressive tissue breakdown and venous leg ulcers. Ulcers develop in areas where blood collects as swelling interferes with the movement of oxygen and nutrients through tissues, and if left untreated, these ulcers can quickly become infected or even gangrenous. Prolonged or untreated chronic venous insufficiency may damage the lymphatic system.

Market Opportunity

Lymphedema and chronic venous insufficiency are costly and lifelong conditions with debilitating physical and psychological impacts on patients. We estimate the addressable market opportunity for our solutions treating lymphedema and chronic venous insufficiency in the United States is approximately $4.7 billion. We believe that between three to five million people in the United States are living with lymphedema. Based on an analysis of claims data commissioned by us, we estimate approximately 700,000 patients were diagnosed with lymphedema during the 12 months ended December 31, 2014. Based on a separate analysis of claims data commissioned by us, we estimate approximately 820,000 patients were diagnosed with lymphedema during the 12 months ended December 31, 2015, representing a 17% growth in the number of patients diagnosed with lymphedema as compared to the immediately preceding 12-month period. We estimate that the addressable market opportunity for our Flexitouch System is approximately $4.1 billion in the United States once clinicians, payers and patients are educated on the benefits of our products. This estimate is based on the number of patients diagnosed with lymphedema and our average selling price per device. We believe that chronic venous insufficiency afflicts approximately 8% of the U.S. population, and this percentage may rise due to the growing prevalence of obesity and cancer, as well as an aging population. Based on an analysis of claims data commissioned by us, we estimate there were over 1.5 million patients diagnosed with venous leg ulcers in the United States during the 12 months ended June 30, 2014. We estimate that our immediately addressable patient population consists of the 30% to 40% of these patients, or approximately 525,000 patients, for whom we believe device reimbursement is available because their venous leg ulcers have not resolved after six months of treatment. We estimate the addressable market opportunity for our ACTitouch System is approximately $580 million in the United States, which is based on the number of patients diagnosed with unresolved venous leg ulcers and our average selling price per device. These estimates of addressable market opportunities are based on a number of internal and third-party estimates, which in turn are based on projections of current trends in the diagnosis and treatment of lymphedema and chronic venous insufficiency as well as other estimates of potential patient populations. These projections and estimates involve inherent uncertainties, and the conditions supporting the projections and estimates may change at any time.

Current Treatment and Limitations

A traditional treatment for lymphedema is complete decongestive therapy, consisting of manual lymphatic drainage, which is a specialized application of gentle pressure to the skin applied by a therapist that encourages drainage of lymph fluid, as well as decongestive exercises, skin care and compression with multilayered bandages, compression garments or pumps. Typically, this therapy begins with clinic visits three to five times per week for four to eight weeks, which is costly and time consuming. At that point, clinical improvement plateaus or reimbursement for the therapy ends and patients transition to self-administered home-based care. Manual lymphatic drainage is difficult for patients to self-administer due to limited range of motion and treatment techniques that are difficult to replicate, and traditional pump-based compression is uncomfortable and has not demonstrated the benefits of our advanced pneumatic pump.

The standard of care treatment for chronic venous insufficiency is compression therapy. As the disease progresses, patients may develop a venous leg ulcer, which is commonly treated using multilayered bandages to minimize swelling and enhance blood flow. A clinician applies these non-removable bandages to patients at a precise pressure and patients wear the bandages between weekly visits to the wound clinic during which the bandages are removed and reapplied. Treatment typically occurs for several months and impairs patient quality of life by limiting bathing, range of motion and other activities. Treatment efficacy is inconsistent because bandages can lose their precise pressure between treatments.

Our Competitive Strengths

We focus on advancing the standard of care in treating chronic diseases at home to improve patient outcomes and quality of life and help control rising healthcare expenditures. Our executive team collectively has over 100 years of experience in healthcare, developing and commercializing innovative medical technology products and services. We believe that our commercialization platform and experience, combined with the following competitive strengths, should allow us to continue to grow our revenues and increase our presence in the market:

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    Established leadership in providing therapies for at-home treatment of chronic disease.  Our strategic focus is developing and providing innovative technologies for the treatment of chronic diseases at home. Our core competency, which is our direct-to-patient and -provider model, comprises a direct sales force, contract at-home trainers, reimbursement capabilities and medical expertise that we use to expand awareness, garner referrals and obtain payment for our products.

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    Proprietary technology with unique advantages over other treatments.  Our solutions leverage patented technological advancements that we believe give us a competitive advantage in the marketplace. The unique ability of our Flexitouch System to mimic manual lymphatic drainage therapy provides improved quality of life and efficacy and delivers significant cost savings to payers and patients as compared to traditional treatments. Our ACTitouch System has the unique ability to provide both sustained and intermittent pneumatic compression therapy in one wearable product, demonstrating comparable efficacy in healing venous leg ulcers, while achieving higher patient quality of life scores as compared to the current standard of care.

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    Substantial clinical evidence and key opinion leader support for our Flexitouch System.  We have developed a substantial body of peer-reviewed, published clinical evidence that our Flexitouch System reduces swelling and improves quality of life for lymphedema patients while reducing healthcare costs. In clinical studies, while using our Flexitouch

      System, patients reported a significant increase in their ability to control their lymphedema along with an increase in activities of daily living, improvement in emotional status and reduction in limb volume, skin hardening, and pain. Our clinical evidence is primarily based on retrospective studies of a limited number of total subjects, which studies do not compare our Flexitouch System with other advanced pneumatic compression devices. In addition, we have established strong relationships with key opinion leaders within vascular and lymphedema specialties who promote market awareness of our solutions and inform our clinical efforts. We have in-house expertise that designs and manages clinical and economic studies in support of the efficacy and cost-effectiveness of our products.

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    Significant healthcare system cost savings.  Our solutions offer meaningful cost savings for the healthcare system and patients, as compared to traditional treatments. As demonstrated by a study published by the American Medical Association in JAMA Dermatology, our Flexitouch System reduces hospitalization occurrences and length of stays, costly cellulitis infections, outpatient visits and physical therapy visits. In addition, we believe that our ACTitouch System eliminates costly multilayered bandage system supplies and clinic application time, resulting in cost savings for wound clinics.

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    Distinctive national third-party payer core competency.  Our specialized reimbursement team is proficient at obtaining reimbursement from payers across the United States. We work closely with government and private payers to educate them on lymphedema diagnosis and treatment, expand coverage and negotiate competitive rates for our solutions. We also work directly with clinicians and patients to help them understand payer requirements for our products. We advocate for coverage and submit claims on behalf of our patients through patient-by-patient support and claim processing. We also engage in broader payer strategic initiatives to gain general preauthorization for our products.

Our Strategy

Our goal is to become a leader in the at-home treatment of chronic diseases. We intend to leverage our established platform to be a global provider of clinically proven, easy-to-use and cost-effective solutions. The key elements of our strategy include:

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    Increase awareness of our solutions and establish them as the standards of care.  We believe that many patients with lymphedema and chronic venous insufficiency are undiagnosed or undertreated, and we intend to further educate physicians, wound nurses and lymphedema therapists, patients and payers to raise awareness of these diseases, the associated health burdens of such diseases on patients and society and the clinical and economic benefits of using our products.

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    Expand our direct sales and customer support teams.  We plan to expand our direct sales and marketing organization to drive greater product adoption by patients and their clinicians. We intend to strengthen our distribution network by continuing to recruit, train and retain talented sales representatives and increasing the number of licensed home trainers. With an expanded sales force, we believe we could target additional clinical call points.

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    Introduce new features and products to grow our technology platform.  We intend to pursue new features for our products, and introduce new solutions to expand the number of patients using our products and allow us to enter new clinical adjacencies. We pursue internal research, design and development, and work with external collaborators to expand our product offerings. In addition, we evaluate opportunities to license or acquire additional technologies and products to expand our total addressable market opportunity.

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    Continue the development of clinical and economic outcome data.  A key part of our success is our ability to demonstrate the effectiveness of our products through clinical and economic outcome data. We intend to invest in additional studies to support peer-reviewed, published studies that evidence the clinical and economic benefits of our solutions as compared to traditional treatments. We intend to use these data to continue to educate clinicians, payers and patients on the proven advantages of our products compared to other therapies and expand our network of key opinion leader advocates.

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    Expand third-party reimbursement.  Our products are covered under existing reimbursement codes, and we have secured coverage for our solutions with private payers, Medicare, the Veterans Administration and certain Medicaid programs. Our team has experienced significant success in obtaining positive coverage policies from payers by developing direct relationships with payer decision-makers, leveraging our relationships with physician societies and key opinion leaders, providing clinical data, demonstrating the efficacy of our products and educating payers on the limitations of traditional lymphedema and venous leg ulcer treatments. We believe that reimbursement for our products could be expanded by obtaining preferred contracts with payers.

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    Introduce our solutions outside the United States.  We currently sell our products only within the United States. While our plan is to continue to focus our direct sales efforts on penetrating the U.S. market, we plan to pursue future international expansion. We have European CE Mark approval for our Flexitouch System and plan to seek CE Mark approval for our ACTitouch System. We also have a Medical Device License in Canada for our Flexitouch System.

Risks Related to Our Business

Our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the medical device industry. Some of the principal risks relating to our business and our ability to execute our business strategy include:

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    Our revenues are primarily generated from our Flexitouch System and we are therefore highly dependent on only one product.

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    Our long-term growth depends on increasing awareness and adoption of our current products and our ability to develop and commercialize additional products.

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    If we are unable to achieve and maintain adequate levels of coverage or reimbursement for our products, our business and results of operations will be adversely affected.

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    Our U.S. patents for our Flexitouch System will expire in 2017, which may subject us to increased competition and reduce our opportunity to increase or maintain our revenues from our Flexitouch System.

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    A recent change to the criteria for Medicare coverage for our products could have an adverse effect on our business and results of operations.

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    If we are unable to expand, manage and maintain our direct sales and marketing organizations, we may not be able to generate anticipated revenues.

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    Increases in our operating costs could have an adverse effect on our financial condition and results of operations.

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    We compete and may compete in the future against other companies, some of which have longer operating histories, more established products or greater resources than we do, which may harm our business.

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    Physicians and payers may require additional clinical studies prior to prescribing our products or to providing or maintaining coverage and reimbursement for our products, particularly if the payers and physicians take issue with the design and results of the clinical studies. Any subsequent clinical studies that are conducted and published may not be positive or consistent with our existing data, which would adversely affect the rate of adoption of our products.

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    We are subject to extensive federal and state regulation, and if we fail to comply with applicable regulations, we could suffer severe criminal or civil sanctions or be required to make significant changes to our operations that could adversely affect our business, financial condition and operating results.

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    If we are unable to protect our intellectual property, or operate our business without infringing on the intellectual property rights of third parties, our business will be negatively affected.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in revenues during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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    being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

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    not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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    not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

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    reduced disclosure obligations regarding executive compensation; and

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    exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers that are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

Recent Developments

New Contracts as In-Network Provider

During the three months ended June 30, 2016, we entered into contracts as an in-network provider covering over 30 million additional lives in the United States, bringing our total lives covered to over 260 million in the United States, based on our estimates.

Preliminary Unaudited Second Quarter 2016 Financial Expectations

Set forth below are certain preliminary revenue, cost of goods sold, operating expenses and net income expectations for the three months ended June 30, 2016. These preliminary results represent our estimates only based on currently available information and do not present all necessary information for an understanding of our financial condition as of June 30, 2016 or our results of operations for the three months ended June 30, 2016. As we complete our quarter-end financial close process and finalize our second quarter 2016 unaudited financial statements, we will be required to make significant judgments in a number of areas. This financial information has been prepared by and is the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial data or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. We expect to complete our unaudited financial statements for the quarter ended June 30, 2016 subsequent to the completion of this offering. It is possible that we or our independent registered public accounting firm may identify items that require us to make adjustments to the financial information set forth below and those changes could be material. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period and should be read together with "Risk Factors," "Special Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data" and our financial statements and related notes included elsewhere in this prospectus.

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    Revenues for the three months ended June 30, 2016 are estimated to be in the range of $19.4 million to $19.8 million, compared to $14.8 million in the same period of 2015. This revenue growth was driven primarily by increased sales of our Flexitouch product.

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    Cost of goods sold for the three months ended June 30, 2016 is estimated to be in the range of $5.3 to $5.8 million, compared to $4.4 million in the same period of 2015. The increase in cost of goods sold was primarily attributable to an increase in the number of systems sold.

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    Total operating expenses for the three months ended June 30, 2016 are estimated to be in the range of $12.5 to $13.0 million, compared to $10.1 million in the same period of 2015. This increase was primarily due to increased variable selling costs associated with the increase in revenues.

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    Net income for the three months ended June 30, 2016 is estimated to be in the range of $0.5 to $1.0 million, compared to net income of $0.1 million in the same period of 2015.

Corporate Information

We were incorporated in Minnesota in January 1995 and reincorporated in Delaware as Tactile Systems Technology, Inc., through a merger with a wholly-owned subsidiary in July 2006, but have been doing business as Tactile Medical. Our principal executive offices are located at 1331 Tyler Street NE, Suite 200, Minneapolis, Minnesota 55413. Our telephone number is (612) 355-5100. Our website address is www.tactilemedical.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and should not be considered to be part of this prospectus.

 THE OFFERING

Issuer	Tactile Systems Technology, Inc.
Common stock offered by us	4,000,000 shares
Common stock to be outstanding immediately after this offering	16,649,017 shares (or 17,249,017 shares, if the underwriters exercise their option in full to purchase additional shares)
Option to purchase additional shares	The underwriters have the option to purchase up to 600,000 additional shares from us. The underwriters can exercise this option at any time within 30 days of this prospectus.
Use of proceeds
We intend to use the net proceeds from this offering primarily to expand our sales, marketing, reimbursement, clinical, regulatory and product development activities, and the remainder for working capital, general and administrative expenses and other general corporate purposes. We will also use a portion of the net proceeds to pay the approximately $8.2 million of cumulative accrued dividends to our Series A preferred stockholders as described in "Dividend Policy." We may also use a portion of our net proceeds to acquire or invest in complementary products, technologies or businesses, although we have no present commitments to complete any such transaction. See "Use of Proceeds" on page 61 for a more complete description of the intended use of proceeds from this offering.
Risk Factors
Investing in our common stock involves risks. See "Risk Factors" beginning on page 14 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Dividend Policy
The terms of our current certificate of incorporation provide that, upon conversion of our preferred stock into our common stock in connection with this offering, the holders of Series A and Series B preferred stock will receive a cumulative accrued dividend calculated at a rate of 6% per annum. As of March 31, 2016, we had $10.1 million of cumulative accrued dividends payable to our Series A and Series B preferred stockholders. Dividends payable to our Series A and Series B preferred stockholders have continued to accrue subsequent to March 31, 2016. Based on an assumed closing date of August 1, 2016, we expect to pay approximately $8.2 million of cumulative accrued dividends in cash to our Series A preferred stockholders and issue 956,103 shares of our common stock for cumulative accrued dividends to our Series B preferred stockholders. The cash dividends will be paid from the net proceeds of this offering and neither the cash nor the stock dividends will be paid on any shares of our common stock purchased in this offering. We do not pay dividends on our common stock and do not anticipate paying any dividends on our common stock for the foreseeable future. Any future determinations relating to our dividend policy will be made at the discretion of our board of directors and will depend on various factors. See "Dividend Policy."
Proposed NASDAQ Global Market symbol	"TCMD."

Shares Outstanding

The information in this prospectus reflects a 1-for-2.82 reverse stock split of our common stock, which became effective on June 8, 2016. The number of shares of common stock to be outstanding after this offering is based on 12,649,017 shares of our common stock outstanding as of July 25, 2016, including preferred stock on an as-converted basis and additional shares that our Series A and Series B preferred stockholders are entitled to receive in connection with the initial public offering, and excludes the following:

    •
    1,631,280 shares of our common stock issuable upon the exercise of outstanding options, with a weighted-average exercise price of $1.18 per share;

    •
    5,800 shares of our common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $4.23 per share;

    •
    1,600,000 shares of our common stock reserved under our Employee Stock Purchase Plan, which will become effective prior to the completion of this offering, as well as shares of our common stock that become available pursuant to provisions in our Employee Stock Purchase Plan that automatically increase the share reserve under the Employee Stock Purchase Plan on January 1 of each calendar year as described in "Executive Compensation — Stock Option and Other Equity Compensation Plans;"

    •
    4,800,000 shares of our common stock reserved for future issuance under our stock-based compensative plans, consisting of:

    •
    no shares of our common stock reserved for future issuance under our 2003 Stock Option Plan;

    •
    no shares of our common stock reserved for future issuance under our 2007 Omnibus Stock Plan; and

    •
    4,800,000 shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan, which will become effective prior to the completion of this offering, as well as shares of our common stock that become available pursuant to provisions in our 2016 Equity Incentive Plan that automatically increase the share reserve under the 2016 Equity Incentive Plan on January 1 of each calendar year as described in "Executive Compensation — Stock Option and Other Equity Compensation Plans."

The number of shares of common stock to be outstanding after this offering does not include shares subject to equity-based awards that we expect to grant in connection with this offering. Upon the effectiveness of this registration statement, we expect to grant (i) stock options to our employees to purchase an aggregate of 173,630 shares of our common stock, which options will have an exercise price per share equal to the price to the public of our common stock in connection with this offering; (ii) restricted stock units ("RSUs") to our employees with a value of $3,186,012 in the aggregate,

(iii) non-statutory stock options to our non-employee directors to purchase the number of shares equal to an aggregate $350,000; (iv) restricted stock units to our non-employee directors with a value of $350,000 in the aggregate; and (v) additional restricted stock units with a value of $25,000 to one of our non-employee directors who joined our board of directors in 2015. See "Management — Non-Employee Director Compensation" and "Executive Compensation — IPO Equity Grants" for a more complete description of the terms of such equity grants.

Peter H. Soderberg, the Chairman of our Board, has indicated an interest in purchasing up to an aggregate of approximately $1.0 million of shares of our common stock in this offering. This investor would purchase up to 100,000 of the 4,000,000 shares offered in this offering based on this indication of interest. It also is possible that this investor could indicate an interest in purchasing more shares of our common stock. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to this investor, or this investor may determine to purchase more, less or no shares in this offering.

Pro Forma Adjustments

Except as otherwise noted, the information in this prospectus reflects and assumes the following:

    •
    the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon completion of this offering;

    •
    the conversion of all shares of our preferred stock outstanding into an aggregate of 5,924,453 shares of our common stock immediately prior to the completion of this offering;

    •
    the issuance of 2,354,323 additional shares of our common stock immediately prior to the completion of this offering that our Series A and B preferred stockholders are entitled to receive in connection with this initial public offering;

    •
    the issuance of 956,103 shares of our common stock immediately prior to the completion of this offering to pay accrued dividends on our Series B preferred stock, assuming a closing date of August 1, 2016;

    •
    the cash payment of a portion of the proceeds from this offering to pay the approximately $8.2 million of cumulative accrued dividends to our Series A preferred stockholders as described in "Dividend Policy;"

    •
    no exercise of our outstanding options or warrants subsequent to March 31, 2016; and

    •
    no exercise by the underwriters of their over-allotment option.

 SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of our historical consolidated financial data as of and for the periods indicated. The summary consolidated statements of operations data for the years ended December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary consolidated statements of operations data for the three months ended March 31, 2015 and 2016, and the summary consolidated balance sheet data as of March 31, 2016, have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of financial statements set forth in those statements. Our historical results are not indicative of the results to be expected in the future and our interim results are not necessarily indicative of results to be expected for the full year ended December 31, 2016, or any other period. The following summary financial data should be read in conjunction with, and are qualified in their entirety by reference to, "Use of Proceeds," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues, net	$47,736	$62,872	$10,121	$13,700
Cost of goods sold	12,715	16,908	2,972	3,811

Gross profit	35,021	45,964	7,149	9,889

Operating expenses:
Sales and marketing	18,154	24,485	5,169	7,281
Research and development	2,843	4,312	817	980
Reimbursement, general and administrative	10,225	13,716	2,647	3,414

Total operating expenses	31,222	42,513	8,633	11,675

Income (loss) from operations	3,799	3,451	(1,484)	(1,786)
Other income (expense)	(4)	(194)	12	5

Income (loss) before income taxes	3,795	3,257	(1,472)	(1,781)
Income tax expense (benefit)	1,725	1,864	(592)	(801)

Net income (loss)	2,070	1,393	(880)	(980)
Convertible preferred stock dividends	1,761	1,845	460	514
Allocation of undistributed earnings to preferred stockholders	216	—	—	—

Net income (loss) attributable to common stockholders	$93	$(452)	$(1,340)	$(1,494)

Net income (loss) per common share attributable to common stockholders(1)
Basic	$0.04	$(0.15)	$(0.51)	$(0.45)
Diluted	$0.02	$(0.15)	$(0.51)	$(0.45)
Weighted-average common shares outstanding used to compute net income (loss) per common share attributable to common stockholders
Basic	2,491,108	2,929,438	2,640,807	3,293,326
Diluted	3,797,688	2,929,438	2,640,807	3,293,326
Pro forma net income (loss) per common share attributable to common stockholders (unaudited)(2)
Basic		$0.11		$(0.07)
Diluted		$0.10		$(0.07)
Weighted-average common shares used to compute pro forma net income (loss) per common share attributable to common stockholders (unaudited)(2)
Basic		12,985,058		13,348,946
Diluted		14,611,680		13,348,946

	As of March 31, 2016
	Actual	Pro forma(3)	Pro forma as adjusted(4)
	(In thousands; unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,787	$5,787	$34,227
Working capital	19,209	11,414	47,649
Total assets	33,268	33,268	60,173
Total debt	—	—	—
Convertible preferred stock	33,441	—	—
Accumulated deficit	(6,943)	(6,943)	(6,943)
Total stockholders' equity (deficit)	(6,940)	18,706	53,406

(1)
Net income (loss) per common share attributable to common stockholders is calculated under the two-class method, as our convertible preferred stock participates in the undistributed earnings of the company. The two-class method requires earnings for the period to be allocated based upon their respective rights to receive distributed and undistributed earnings. No adjustment is made during periods with a net loss, as the holders of the convertible preferred stock have no obligation to fund losses.

(2)
Pro forma net income (loss) per common share attributable to common stockholders and the number of weighted-average common shares used to compute pro forma net income (loss) per common share attributable to common stockholders reflect the adjustments set forth in "Summary — The Offering — Pro Forma Adjustments," except in lieu of the cash payment of a portion of the proceeds to pay cumulative accrued dividends to our Series A preferred stockholders, reflects the additional 820,741 shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of the Series A convertible preferred stock dividends that are payable from the net proceeds of this offering.

(3)
Reflects the adjustments set forth in "Summary — The Offering — Pro Forma Adjustments," except in lieu of the cash payment of approximately $7.8 million of cumulative accrued dividends to our Series A preferred stockholders, reflects a pro forma adjustment to accrued dividends payable for this amount. Dividends payable to our Series A and Series B preferred stockholders have continued to accrue subsequent to March 31, 2016. Assuming a closing date of August 1, 2016, immediately prior to the completion of this offering, we expect to pay an additional approximately aggregate $0.4 million of cumulative accrued dividends to our Series A preferred stockholders and issue an additional 90,871 aggregate shares of common stock to our Series B preferred stockholders, in payment of approximately $250,000 of cumulative accrued dividends to our Series B preferred stockholders.

(4)
Reflects (a) the pro forma adjustments described in footnote (3) above; (b) the cash payment of accrued dividends as of March 31, 2016 to our Series A preferred stockholders described in footnote (3) above; and (c) our sale and issuance of 4,000,000 shares of common stock in this offering, at an initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all the other information in this prospectus before you decide to buy our common stock. If any of the following risks and uncertainties described below, together with all the other information related to our business, actually occurs, our business, financial condition, operating results, and prospects would be adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our revenues are primarily generated from our Flexitouch System and we are therefore highly dependent on only one product.

Our Flexitouch System accounted for 87% of our revenues for the year ended December 31, 2015, and 85% of our revenues for the three months ended March 31, 2016. We expect that sales of this product will continue to account for the substantial majority of our revenues going forward. Therefore, our ability to execute our growth strategy will depend not only upon increasing awareness of lymphedema, but also on the adoption of our Flexitouch System to treat this condition. Many physicians and clinicians may have experience with, and/or invested substantial resources in, developing expertise in traditional treatments for lymphedema, which may make them less willing to adopt our Flexitouch System. If our Flexitouch System fails to achieve wide market acceptance for any reason, our business, financial condition and results of operations could be adversely affected.

Our long-term growth depends on awareness and adoption of our products.

A primary growth strategy is to establish our products as the standard of care for the treatment of lymphedema and chronic venous insufficiency. In order to achieve this growth strategy, we must:

    •
    increase clinician and consumer awareness of these diseases, which are often undertreated;

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    introduce the clinical and economic benefits of our solutions to physicians, therapists and other clinicians across several specialties and in various clinical settings; and

    •
    demonstrate consistent coverage and reimbursement for our solutions by private payers, Medicare, the Veterans Administration and certain Medicaid programs.

Clinicians may not adopt our solutions as the standard of care for lymphedema and chronic venous insufficiency or may not prescribe our products for a number of reasons, including:

    •
    our inability to educate a sufficient number of clinicians on these diseases or our products;

    •
    the unavailability or inadequacy of insurance coverage or reimbursement for our products;

    •
    failure of evidence supporting clinical benefits or cost-effectiveness of our products over existing alternatives to convince clinicians to change their treatment methods; and

    •
    resistance from clinicians to replace traditional treatments with our solutions.

We believe recommendations and support of our products by key opinion leaders can influence market acceptance and adoption. If these key opinion leaders choose to not support our products, our ability to achieve broad market acceptance for our products may be impaired.

If we are unable to achieve and maintain adequate levels of coverage or reimbursement for our products, our business and results of operations will be adversely affected.

Any decline in the amount payers are willing to reimburse patients for our products could cause difficulty for patients to purchase our products and could create pricing pressure for us. If we are forced to lower the price we charge for our products, our gross margins will decrease, which will adversely affect our business, financial condition and results of operations.

Third-party payers, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In the United States, no uniform policy of coverage and reimbursement for our products exists among third-party payers. Therefore, reimbursement for our products can differ significantly from payer to payer and our products are not universally covered by third-party commercial payers. In addition, payers, including Medicare, continually review existing technologies for continued coverage and can, without notice, deny or reverse coverage for existing products. We believe a reduction or elimination of coverage or reimbursement of our products by Medicare would likely cause commercial third-party payers to implement similar reductions in their coverage or reimbursement of our products. If we are unable to expand coverage of our products by additional commercial payers, or if third-party payers that currently cover or reimburse for our products reverse or limit their coverage in the future, our business and results of operations could be adversely affected.

Further, we believe that future coverage and reimbursement may be subject to increased restrictions, such as additional preauthorization requirements, both in the United States and in international markets. If we are unable to satisfy any new preauthorization requirements or adjust to any future new restrictions on our products, third-party coverage and reimbursement may be limited in the future, which could have an adverse impact on our business.

A recent change to the criteria for Medicare coverage for our products could have an adverse effect on our business and results of operations.

The Medicare Administrative Contractors, or MACs, responsible for processing Medicare claims for durable medical equipment recently approved a Local Coverage Determination, or LCD, document that may limit Medicare coverage of our products for certain patients. This LCD, released by the MACs on December 17, 2015, is retroactively effective, beginning December 1, 2015. The LCD increases the severity of lymphedema symptoms that a patient must exhibit before such patient is eligible for Medicare reimbursement for a pneumatic compression device. The LCD also inserts more restrictive criteria that require a patient to potentially endure a longer period of conservative therapy to prove that it fails to control their lymphedema, instead of requiring completion of just one 4-week round of conservative therapy as stated in the National Coverage Determination, or NCD. The LCD requires four consecutive weeks of conservative therapy with no significant improvement in symptoms during any of those four weeks. Further, the LCD does not cover use of an advanced pneumatic compression device, such as our Flexitouch System, unless the patient's lymphedema is present in the chest, trunk or abdomen. Although many patients with lymphedema likely do have some level of chest, trunk or abdominal involvement, this criteria in the LCD means that patients with lymphedema that is confined to the limb will not have access to advanced pneumatic compression devices until the lymphedema progresses to impact the trunk, chest or abdomen. There is no similar requirement in the NCD that the lymphedema is present in the chest, trunk or abdomen. We are working through a coalition of device manufacturers and healthcare providers to have the LCD revised to mirror the NCD. If our efforts and the efforts of other stakeholders to overturn the LCD are unsuccessful, it may have a negative impact on certain Medicare patients' access to our Flexitouch System and our Entré System, which in turn could have an adverse effect on our business and results of operations. The LCD pneumatic compression device coverage criteria for chronic venous insufficiency with venous stasis ulcers largely track existing NCD criteria, while defining the elements of a required conservative therapy trial. Under the new LCD, advanced pneumatic compression devices like our Flexitouch System are no longer covered at all for the treatment of venous stasis ulcers. Private payers often follow Medicare's lead in setting reimbursement criteria and, if the LCD is not overturned, private payers may adopt the same or similar coverage standards as set forth in the LCD.

The U.S. patent protection for our Flexitouch System will expire in 2017, which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenues.

The four U.S. patents for our Flexitouch System will expire in 2017. Upon expiration of such patents, our Flexitouch System could be subject to increased competition for products attempting to replicate our technology and our opportunity to increase or maintain revenues from our Flexitouch System could be substantially reduced.

If we are unable to expand, manage and maintain our direct sales and marketing organizations, we may not be able to generate anticipated revenues.

Our operating results are directly dependent upon the sales and marketing efforts of our employees. If our direct sales force fails to adequately promote, market and sell our products, our sales may suffer. Our direct sales force has grown from three people in March 2005 to over 100 people as of March 31, 2016.

In order to generate future sales growth, we will need to expand the size and geographic scope of our direct sales organization. Accordingly, our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled sales personnel with significant technical knowledge of lymphedema and chronic venous insufficiency. Because the competition for their services is high, we cannot assure you we will be able to hire and retain additional personnel on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified sales personnel would prevent us from building awareness of our solutions, expanding our business and generating additional sales. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products, which could have an adverse impact on our business.

Increases in our operating costs could have an adverse effect on our financial condition and results of operations.

Reimbursement rates are established by fee schedules mandated by private payers, Medicare, the Veterans Administration and certain Medicaid programs and are likely to remain constant or decrease due, in part, to federal and state government budgetary constraints. As a result, with respect to Medicare and Medicaid related revenues, we may not be able to offset the effects of general inflation on our operating costs through increases in prices for our products. In particular, labor and related costs account for a significant portion of our operating costs and we compete with other healthcare providers to attract and retain qualified or skilled personnel and with various industries for administrative and service employees. This competitive environment could result in increased labor costs. As such, we must control our operating costs, particularly labor and related costs, and failing to do so could adversely affect our financial conditions and results of operations.

Our operating costs may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

    •
    increased sales and marketing costs to increase awareness of our products;

    •
    costs to develop new and enhanced features for current products and research and development costs for new products;

    •
    the time, resources, and expense required to develop and conduct clinical trials and seek additional regulatory clearances and approvals for additional treatment indications for our products and for any additional products we develop;

    •
    the costs of preparing, filing, prosecuting, defending, and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation;

    •
    any product liability or other lawsuits related to our products and the costs associated with defending them or the costs related to the results of such lawsuits;

    •
    the costs to attract and retain personnel with the skills required for effective operations;

    •
    the costs associated with being a public company; and

    •
    costs associated with entering international markets.

Our failure to anticipate and minimize the impact of these costs could adversely affect our business and results of operations.

We compete and may compete in the future against other companies, some of which have longer operating histories, more established products or greater resources than we do, which may harm our business.

The medical device industry is highly competitive. Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and solutions for the at-home treatment of lymphedema and chronic venous insufficiency or for market adjacencies. Any product we develop will have to compete for market acceptance and market share. We face significant competition in the United States, and we expect the intensity of competition will increase over time. Our primary competitors include Bio Compression Systems, Inc., Lympha Press USA and Wright Therapy Products (which was recently acquired by BSN Medical GmbH). If we expand internationally, we expect that ArjoHuntleigh, an affiliate of the Getinge Group, would become a competitor. Many of the companies developing or marketing competing products enjoy several competitive advantages, including:

    •
    significantly greater name recognition;

    •
    established relations with healthcare professionals, customers, and third-party payers;

    •
    established distribution networks;

    •
    additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage;

    •
    greater history in conducting research and development, manufacturing, marketing, and obtaining regulatory approval for homecare devices; and

    •
    greater financial and human resources for product development, sales and marketing, patent litigation and customer financing.

Our competitors may develop and patent processes or products earlier than us, obtain regulatory clearance or approvals for competing devices more rapidly than us or develop more effective or less expensive products or technologies that render our technology or products obsolete or less competitive. We also face fierce competition in recruiting and retaining qualified sales, scientific, reimbursement and management personnel, particularly those with direct-to-patient and -provider experience. If our competitors are more successful than us in these matters, our business may be harmed.

Physicians and payers may require additional clinical studies prior to prescribing our products or to providing or maintaining coverage and reimbursement for our products. Any subsequent clinical studies that are conducted and published may not be positive or consistent with our existing data, which would adversely affect the rate of adoption of our products.

Our success depends in large part on the medical and third-party payer community's acceptance of our products as being useful in treating patients with lymphedema or chronic venous insufficiency. We have sponsored 13 clinical studies in which a total of 682 patients were treated with our products to track outcomes of treatment with our products. While the results of our studies collectively indicate a favorable safety and efficacy profile, the study designs and results may not be viewed as compelling to physicians and insurers. In particular, payers and physicians may see limitations in the design and results of the studies because certain studies were not specifically based on our products, involved a limited number of total subjects or subjects outside the control group and made "quality of life" conclusions based upon criteria contained in patient questionnaires that required subjective conclusions. Certain physicians and insurers may also prefer to see longer-term efficacy data than we have produced. If physicians or insurers do not find our data compelling or wish to wait for additional or independently-performed studies, they may choose not to prescribe or to provide coverage and reimbursement for our products.

We cannot assure you that any data that we or others generate will be consistent with that observed in the existing studies or that results will be maintained beyond the time points studied. We also cannot assure you that any data that may be collected will be compelling to the medical community because the data may not be scientifically meaningful or may not demonstrate that our products are attractive alternatives to traditional treatments. If subsequent studies are not positive or consistent with our existing data, adoption of our products may suffer and, accordingly, our business could be adversely impacted.

Our long-term growth depends on our ability to develop and commercialize additional products.

The medical device industry is highly competitive and subject to rapid change and technological advancements. Therefore, it is important to our business that we continue to enhance our product offerings and introduce new products. Developing products is expensive and time-consuming and could divert management's attention away from our business. We may not be successful in developing new products or enhancements to existing products. Our ability to develop and commercialize additional products or enhancements to existing products will depend on several factors, including our ability to:

    •
    properly identify and anticipate physician and patient needs;

    •
    develop and introduce new products or product enhancements in a timely manner;

    •
    avoid infringing upon the intellectual property rights of third-parties;

    •
    demonstrate the safety and efficacy of new products with data from clinical studies;

    •
    obtain the necessary regulatory clearances or approvals for new products or product enhancements;

    •
    be fully FDA-compliant with the development, manufacturing and marketing of new devices or modified products;

    •
    provide adequate training to potential users of our products;

    •
    secure adequate coverage and reimbursement for our products; and

    •
    develop an effective and dedicated sales and marketing team.

If we are unsuccessful in developing and commercializing new products, our ability to increase our revenues may be impaired.

It is difficult to forecast future performance and our financial results may vary from forecasts and may fluctuate from quarter to quarter.

Our limited operating history and commercial experience make it difficult for us to predict future performance. A number of factors over which we have limited control, such as seasonal variations in revenues, may contribute to fluctuations in our financial results. In the first and second quarters, our results of operations have been negatively impacted by resetting of annual patient healthcare insurance plan deductibles, which may cause patients to delay purchase of elective products. In the third and fourth quarters, our revenues have been higher because patients often spend the remaining balances in their flexible-spending accounts or because of lower out-of-pocket costs to patients who have met their annual deductibles under their health insurance plans. To the extent that the prevalence of high deductible insurance plans and higher copay and coinsurance plans continue to grow in the private payer market, the seasonal variations in our revenues could become even more pronounced.

Other factors that may cause fluctuation in our quarterly results or variations from our forecasts include:

    •
    physician adoption of our products;

    •
    timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

    •
    unanticipated pricing pressure;

    •
    the hiring, retention and continued productivity of our sales representatives;

    •
    our ability to expand the geographic reach of our sales and marketing efforts;

    •
    our ability to obtain regulatory clearance or approval for our products in development or for our current products outside the United States;

    •
    the impact of results from clinical research and trials on our existing products and products in development;

    •
    delays in receipt of anticipated purchase orders;

    •
    delays in, or failure of, component deliveries from our suppliers; and

    •
    positive or negative coverage in the media or clinical publications of our products or products of our competitors or our industry.

In the event our actual revenues and operating results do not meet our forecasts or the forecasts or estimates of the research analysts that cover us for a particular period, the market price of our common stock may decline substantially.

We utilize third-party, single-source suppliers for some components and materials used in our products, and the loss of any of these suppliers could have an adverse impact on our business.

We rely on third-party manufacturers and suppliers to supply all components and materials used in our Flexitouch, ACTitouch and Entré Systems. We rely on a single-source supplier for the controller in our

ACTitouch System. Our ability to supply our products commercially depends, in part, on our ability to obtain components and materials in accordance with our specifications and with regulatory requirements and in sufficient quantities to meet demand for our products. Our ability to obtain components and materials may be affected by matters outside our control, including that our suppliers may cancel our arrangements on short notice, we may be relatively less important as a customer to certain suppliers and our suppliers may have disruptions to their operations.

If we are required to establish additional or replacement suppliers for any of our components or materials, it may not be accomplished quickly and our operations could be disrupted. Even if we are able to find replacement suppliers, the replacement suppliers would need to be qualified and may require additional regulatory authority approval, which could result in further delay. In the event of a supply disruption, our product inventories may be insufficient to supply our patients.

If our third-party suppliers fail to deliver the required commercial quantities of materials on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement suppliers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality on a timely basis, the continued commercialization of our products, the supply of our products to customers and the development of any future products would be delayed, limited or prevented, which could have an adverse impact on our business.

Consolidation in the healthcare industry could lead to demands for price concessions, which may impact our ability to sell our products at prices necessary to support our current business strategies.

Healthcare costs have risen significantly over the past decade, which has resulted in or led to numerous cost reform initiatives by legislators, regulators and third-party payers. Cost reform has triggered a consolidation trend in the healthcare industry to aggregate purchasing power, which may create more requests for pricing concessions in the future. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the healthcare industry worldwide, resulting in further business consolidations and alliances among our payers, which may exert downward pressure on the prices of our products in the future.

We may be unable to collect all of our Medicare accounts receivable.

At March 31, 2016, we had approximately $4.4 million of accounts receivable for shipments of products to patients covered by Medicare. A portion of our submitted claims to Medicare are initially denied and enter the appeals process, where many are ultimately reviewed by an Administrative Law Judge. The appeal process can be lengthy, lasting more than a year in most cases. At March 31, 2016, we have classified $1.8 million as Medicare accounts receivable — long term due to the estimated amount of receivables that will be paid more than one year from March 31, 2016, as a result of delays with the Administrative Law Judge appeal process. A significant increase in Medicare denial of submitted claims or an increase in the proportion of Medicare denials that are upheld by an Administrative Law Judge would adversely affect our results of operations or cause us to recognize a write off of Medicare accounts receivables.

As an alternative to individual appeals, Medicare may seek to settle a number of outstanding appeals at one time through a settlement conference. On September 3, 2015, we entered into a settlement agreement with the Centers for Medicare and Medicaid Services, or CMS, for 247 claims, representing approximately $1.46 million of original claims based on the Medicare allowable rates, in which we had submitted a request for an Administrative Law Judge hearing in 2013. The settlement entitled us to receive a payment of approximately $0.85 million. We received this full amount during the fourth quarter of 2015. The settlement resulted in a reduction in the fourth quarter of 2015 of $0.82 million in our accounts receivable for shipment of products to patients covered by Medicare. The settlement was part of a pilot program, facilitated by the Office of Medicare Hearings and Appeals, to address a backlog of overdue claims awaiting Administrative Law Judge adjudication. Because the settlement is part of a pilot program, we cannot predict whether we will be able to conclude future settlements with Medicare or achieve settlements on similar terms. Any future settlement of claims for amounts less than the corresponding amounts receivable would result in a write off.

Changes to the level of Medicare coverage for our products could have an adverse effect on our business and results of operations.

Determinations of which products or services will be reimbursed under Medicare can be developed at the national level through an NCD, by CMS, or at the local level through an LCD, by one or all of the four regional Medicare Administrative Contractors, which are private contractors that process and pay claims on behalf of CMS for different regions. These NCDs and LCDs may be subject to review and revision from time to time, which revisions may not be favorable for coverage of our products, and the NCDs and LCDs may not always be consistent. We have in the past been required to respond to potential changes in LCDs for our products, which, if enacted, would have had adverse effects on our business. Further, we believe that a reduction in coverage by Medicare would likely cause some commercial third-party payers to implement similar reductions in their coverage or reimbursement of our products. Given the evolving nature of the healthcare industry and on-going healthcare cost reforms, we are and will continue to be subject to changes in the level of Medicare coverage for our products, and unfavorable coverage determinations at the national or local level could adversely affect our business and results of operations. See also "A recent change to the criteria for Medicare coverage for our products could have an adverse effect on our business and results of operations."

The size of the market for our products is an estimate, and may be smaller than we believe.

Our estimate of the annual total addressable market for our products is based on a number of internal and third-party estimates. In addition, our internal estimates are based in large part on current trends in diagnosing lymphedema and chronic venous insufficiency. While we believe these factors have historically provided and may continue to provide us with effective tools in estimating the total market for lymphedema, chronic venous insufficiency and our products, these estimates may not be correct and the conditions supporting our estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our products may prove to be incorrect. If the actual number of patients who would benefit from our products and the annual total addressable market for our products is smaller than we have estimated, our future growth could be adversely impacted.

We may be unable to manage our growth effectively.

Our past growth has provided, and our future growth may create, challenges to our organization. For instance, from March 2005 to March 31, 2016, the number of our employees increased from 10 to over 270. We intend to continue to grow and may experience periods of rapid growth and expansion. Future growth will impose significant added responsibilities on management, including the need to identify, recruit, train, integrate, retain and motivate additional employees. In addition, rapid and significant growth will place a strain on our administrative personnel, information technology systems and other operational infrastructure. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

Successful growth is also dependent upon our ability to implement appropriate financial and management controls, systems and procedures. In order to manage our operations and growth, we will need to continue to improve our operational and management controls, reporting and information technology systems and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and there could be an adverse impact on our business.

Our ability to maintain our competitive position depends on our ability to attract, integrate and retain key executives and highly qualified personnel.

We believe that our continued success depends to a significant extent upon the efforts and abilities of our executive officers and other key personnel. Our executive officers and other key personnel are critical to the strategic direction and overall management of our company as well as our research and development process. Some key personnel have only joined us in the last year as part of our investment in the expansion of our business, including a new Chief Financial Officer who joined us in late April 2016.

Our future success also depends on our ability to continue to attract and retain additional executive officers and other key employees. We invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. Many of our competitors have greater resources than we have that allows them to offer more competitive remuneration, which could adversely impact our ability to attract and retain experienced executives and other key employees. We carry a "key person" insurance policy on only our Chief Executive Officer. The replacement of any of our key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives and would harm our business. Our productivity may be adversely affected if we do not integrate and train our new employees quickly and effectively

Many of our employees have become or will soon become vested in a substantial amount of our common stock or a number of common stock options. Our employees may be more likely to leave us if the shares they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of the lock-up agreements described herein.

We face the risk of product liability claims that could be expensive, divert management's attention and harm our reputation and business. We may not be able to maintain adequate product liability insurance.

Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. This risk exists even if a device is cleared or approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA or an applicable foreign regulatory authority. Our products are designed to affect, and any future products will be designed to affect, important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with our products or our products in development could result in patient injury or death. The medical device industry has historically been subject to extensive litigation over product liability claims, and we cannot offer any assurance that we will not face product liability suits. We may be subject to product liability claims if our products cause, or merely appear to have caused, patient injury or death. In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with components and materials, may be the basis for a claim against us. Product liability claims may be brought against us by patients, clinicians or others selling or otherwise coming into contact with our products, among others. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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    costs of litigation;

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    distraction of management's attention from our primary business;

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    the inability to commercialize our existing or new products;

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    decreased demand for our products or, if cleared or approved, products in development;

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    damage to our business reputation;

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    product recalls or withdrawals from the market;

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    withdrawal of clinical trial participants;

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    substantial monetary awards to patients or other claimants; or

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    loss of revenues.

While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products would delay the supply of those products to our clinicians and patients and may impact our reputation. We can provide no assurance that we will be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by our competitors to harm our reputation for safety or be perceived by patients as a safety risk when considering the use of our products, either of which could have an adverse impact on our business.

In addition, our product liability insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have an adverse impact on our business.

Changes in reimbursement coding could impair our ability to receive reimbursement for our products.

The International Statistical Classification of Diseases and Related Health Problems 9th Revision, or ICD-9, is a coding of diseases, signs and symptoms, abnormal findings, complaints, social circumstances and external causes of injury or diseases, as classified by the World Health Organization that permits the tracking of many diagnoses. Current health plan systems and health care providers are required by the Health Insurance Portability and Accountability Act of 1996, or HIPAA, to use a standard code set to indicate diagnoses and procedures on transactions. For diagnoses, CMS created a derivation of the ICD-9 code for use. For other types of procedures, health plans and providers use Current Procedural Terminology, or CPT, or Healthcare Common Procedure Coding System, or HCPCS, codes. The International Statistical Classification of Diseases and Related Health Problems 10th Revision, or ICD-10, was recently released and a modified version of ICD-10 was adopted by CMS and use of the updated diagnosis codes is now required.

The ICD-10 codes are markedly different from their predecessors and because ICD-9 codes are used in almost every clinical and administrative process in a healthcare setting, substantial system and procedural changes will be necessary to implement and correctly use the new codes. The updated code sets will require significant changes in the way health plans reimburse services, and in the way coverage of services is determined.

Our Flexitouch System is reimbursed under HCPCS code E0652, our ACTitouch System is reimbursed under HCPCS code E0651, and our Entré System is reimbursed under HCPCS code E0651. Garments that cover various parts of the body are used with these systems and billed using HCPCS codes E0651, E0652, E0667, E0668 and E0669. These are tied to specific existing ICD-9 diagnoses. Many private payers have paid for our products using these codes as well. These contracts allow us to be an in-network provider for these payers, and eases our administrative burden in processing at both prior authorization and billing levels. With the change to ICD-10, it is possible the we or our patients may have difficulty properly submitting claims for reimbursement and, even if the claims are properly submitted, private payers, Medicare and Medicaid may have problems processing the claims. This could have an adverse impact on our reimbursement rates, results of operations and cash flows.

If the quality of our products does not meet the expectations of physicians or patients, then our brand and reputation could suffer and our business could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our products, as well as defects in third-party components included in our products. There can be no assurance that our internal procedures to minimize risks that may arise from quality issues will be able to eliminate or mitigate occurrences of these issues and associated liabilities. If the quality of our products does not meet the expectations of physicians or patients, then our brand and reputation could suffer with those physicians or patients and our business could be adversely impacted.

If our facilities are damaged or become inoperable, we will be unable to continue to research, develop, manufacture and commercialize our products and, as a result, there will be an adverse impact on our business until we are able to secure a new facility.

We do not have redundant facilities. We perform substantially all of our research and development, assembly and back office activity and maintain all our finished goods inventory in a single location in Minneapolis, Minnesota. Our facility and equipment would be costly to replace and could require substantial lead time to repair or replace. The facility may be harmed or rendered inoperable by natural or man-made disasters, including, but not limited to, tornadoes, flooding, fire and power outages, which may render it difficult or impossible for us to perform our research, development, manufacturing and commercialization activities for some period of time. The inability to perform those activities, combined with our limited inventory of reserve raw materials and finished product, may result in the inability to continue manufacturing our products during such periods and the loss of customers or harm to our reputation. Our insurance for damage to our property and the disruption of our business may not be sufficient to cover all of our potential losses, and this insurance may not continue to be available to us on acceptable terms, or at all.

If we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and advances in technologies. Accordingly, although we have no current commitments with respect to any acquisition or investment, we may in the future pursue the acquisition of, or joint ventures relating to, complementary businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to successfully complete any future acquisitions or joint ventures, or whether we will be able to successfully integrate any acquired business, product or technology or retain any key employees related thereto. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will suffer. In addition, any amortization or charges resulting from the costs of acquisitions could increase our expenses.

Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions or data corruption could significantly disrupt our operations and adversely affect our business and operating results.

We rely extensively on information technology systems and telephone networks and systems, including the Internet, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities, including sales, billing, customer service, procurement and supply chain, manufacturing, and distribution. We use enterprise information technology systems to record, process, and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal, and tax requirements. Our information technology systems, some of which are managed by third-parties, may be susceptible to damage, disruptions or shutdowns due to computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. Despite the precautionary measures we have taken to prevent breakdowns in our information technology and telephone systems, if our systems suffer severe damage or disruption or shutdown and we are unable to effectively resolve the issues in a timely manner, our business and operating results may suffer.

In addition, we accept payments for many of our sales through credit and debit card transactions, which are handled through a third-party payment processor. As a result, we are subject to a number of risks related to credit and debit card payments, including that we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or experience an increase in our costs and expenses. In addition, as part of the payment processing process, we transmit our patients' and clinicians' credit and debit card information to our third-party payment processor. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our patients' credit or debit card information if the security of our third-party credit card payment processor is breached. We and our third-party credit card payment processor are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our third-party credit card payment processor fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our patients, and there may be an adverse impact on our business.

We have no experience selling our products outside of the United States and cannot predict if we will be successful in achieving adoption of our products and revenue growth outside of the United States in a timely manner or at all. If we commercialize any products outside of the United States, a variety of risks associated with international operations could impact our strategy and adversely affect our future growth.

We expect that we would be subject to additional risks related to entering into international markets, including:

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    difficulty successfully training patients and physicians on using our products;

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    difficulty hiring a qualified direct-sales force or finding and entering into commercially-acceptable agreements with suitable third-parties to market our products;

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    reduced protection for intellectual property rights;

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    unexpected changes in tariffs, trade barriers and regulatory requirements;

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    economic weakness, including inflation, or political instability in particular foreign economies and markets;

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    compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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    foreign taxes, including withholding of payroll taxes;

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    foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

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    workforce uncertainty in countries where labor unrest is more common than in the United States;

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    international regulators and third-party payers may require additional clinical studies prior to approving or allowing reimbursement for our products;

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    disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act, regulations of the U.S. Office of Foreign Assets Controls, and U.S. anti-money laundering regulations, as well as exposure of our foreign operations to liability under these regulatory regimes; and

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    business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

If we experience any of these risks, our strategy to expand internationally could be impacted and our future growth could be adversely affected.

Our employees, independent contractors, consultants, collaborators and suppliers may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees and other third parties may engage in fraudulent conduct or other illegal activity. Misconduct by employees and other third parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare fraud and abuse laws and regulations, or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee and other third-party misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

A reclassification of our independent contractor home trainers by tax authorities could require us to pay retroactive taxes and penalties, which could have a material adverse effect on our business, financial condition and operating results.

We contract with over 300 licensed healthcare practitioners as home trainers, who educate our patients on the proper use of our solutions. Because we consider these licensed practitioners to be independent contractors, as opposed to employees, we do not withhold federal or state income or other employment related taxes or make federal or state unemployment tax or Federal Insurance Contributions Act payments. Our contracts with these independent contractors obligate them to pay these taxes. The classification of healthcare practitioners as independent contractors depends on the facts and circumstances of the relationship. In the event federal or state taxing authorities determine that the healthcare practitioners are employees, our business may be adversely affected and subject to retroactive taxes and penalties. Under current federal tax law, a safe harbor from reclassification, and consequently retroactive taxes and penalties, is available if our current treatment is consistent with a long-standing practice of a significant segment of our industry and if we meet certain other requirements. If challenged, we may not prevail in demonstrating the applicability of the safe harbor to our operations. Further, interested persons have recently proposed to eliminate the safe harbor and may do so again in the future. If such proposals are reintroduced and passed by Congress, they could impact our classification of healthcare practitioners as independent contractors, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Government Regulation

We are subject to extensive federal and state regulation, and if we fail to comply with applicable regulations, we could suffer severe criminal or civil sanctions or be required to make significant changes to our operations that could adversely affect our business, financial condition and operating results.

The federal government and all states in which we currently operate regulate various aspects of our business. Our operations also are subject to state laws governing, among other things, distribution of medical equipment and certain types of home health activities, and we are required to obtain and maintain licenses in each state to act as a durable medical equipment supplier.

As a healthcare provider participating in governmental healthcare programs, we are subject to laws directed at preventing fraud and abuse, which subject our marketing, billing, documentation and other practices to government scrutiny. To ensure compliance with Medicare, Medicaid and other regulations, government agencies or their contractors often conduct routine audits and request customer records and other documents to support our claims submitted for payment of services rendered. Government agencies or their contractors also periodically open investigations and obtain information from healthcare providers. Violations of federal and state regulations can result in severe criminal, civil and administrative penalties and sanctions, including debarment, suspension or exclusion from Medicare, Medicaid and other government reimbursement programs, any of which would have a material adverse effect on our business.

Changes in healthcare laws and regulations and new interpretations of existing laws and regulations may affect permissible activities, the relative costs associated with doing business, and reimbursement amounts paid by federal, state and other third-party payers. There have been and will continue to be regulatory initiatives affecting our business and we cannot predict the extent to which future legislation and regulatory changes could have a material adverse effect on our business, financial condition and results of operations.

We are subject to significant regulation by numerous government agencies, including the FDA. We cannot market or commercially distribute our products without obtaining and maintaining necessary regulatory clearances or approvals.

Our products are medical devices subject to extensive regulation in the United States. The FDA and other U.S. and foreign governmental agencies regulate, among other things, with respect to medical devices:

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    design, development and manufacturing;

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    testing, labeling, content and language of instructions for use and storage;

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    clinical trials;

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    product safety;

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    marketing, sales and distribution;

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    unique device identifiers;

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    premarket clearance and approval;

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    record keeping procedures;

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    advertising and promotion;

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    recalls and field safety corrective actions;

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    post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

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    post-market approval studies; and

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    product import and export.

Unless an exemption applies, each medical device we seek to distribute commercially in the United States requires marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization applicable to a device are premarket notification, also called 510(k) clearance, and premarket approval. The type of marketing authorization is generally linked to the classification of the device. When a 510(k) clearance is required, we must submit a premarket notification to the FDA demonstrating that our proposed device is "substantially equivalent" to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a premarket approval application, which is commonly known as the "predicate device." The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. A premarket approval application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The premarket approval application process is much more demanding than the 510(k) premarket notification process and requires the payment of significant user fees. A premarket approval application must be supported by valid scientific evidence, which typically requires extensive data to demonstrate the reasonable assurance of safety and effectiveness of the device. The approval process involves FDA review of information, including but not limited to, technical, preclinical (bench and/or animal), clinical trials, manufacturing and labeling. The FDA clearance and approval process frequently takes longer than anticipated due to increasing FDA demands for clarification of data or new data requirements.

If there is no predicate device that would permit the device to be cleared through the 510(k) path, then the FDA will automatically classify the device as a Class III high risk premarket approval device. In the event of this possibility, the sponsor can request a risk-based classification determination for the device in accordance with the de novo process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. A company files a de novo request when it does not have a predicate to which it can claim substantial equivalence. The FDA reviews the request for a de novo decision and grants or denies the request. If the request is granted, the FDA issues an order indicating that the device may legally be marketed and the device is classified as a Class I or II device, depending on risk. Once a device is classified through the de novo process, future devices from the company or a competitor may use that device as a 510(k) predicate. The advantage of the de novo process is that it generally requires less data than a premarket approval. The disadvantage is that it may require more data than a 510(k) and most often will include human clinical data. The FDA is increasingly moving devices with slightly different proposed indication statements or different technological features off the 510(k) path and on to the de novo path resulting in more time and expense for the company.

Both the 510(k) and premarket approval processes can be expensive and lengthy and require the payment of significant fees, unless an exemption applies. The FDA's 510(k) clearance process usually takes from approximately three to 12 months, but may take longer. The process of obtaining a premarket approval is much more costly and uncertain than the 510(k) clearance process and generally takes from approximately one to five years, or longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

In the United States, our currently commercialized products are marketed pursuant to premarket clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain premarket approval process. Although we do not currently market any devices under a premarket approval, the FDA may demand that we obtain a premarket approval prior to marketing certain of our future products. In addition, if the FDA disagrees with our determination that a product we currently market is subject to an exemption from premarket review, the FDA may require us to submit a 510(k) or premarket approval application in order to continue marketing the product. Further, even with respect to those future products where a premarket approval is not required, we cannot assure you that we will be able to obtain the 510(k) clearances required with respect to those products.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

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    for non-premarket approval devices, failure of the applicant to demonstrate to the FDA's satisfaction that its products meet the definition of "substantial equivalence" or meet the standard for the FDA to grant a petition for de novo classification;

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    failure of the applicant to demonstrate that there is reasonable assurance that the medical device is safe or effective under the conditions of use prescribed, recommended or suggested in the proposed labeling;

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    insufficient data from the preclinical studies and clinical trials; or

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    the manufacturing processes, methods, controls or facilities used for the manufacture, processing, packing or installation of the device do not meet applicable requirements.

Any delay in, or failure to receive or maintain, clearances or approvals for our products could prevent us from generating revenue from these products or achieving profitability. Additionally, the FDA and other governmental authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could lead governmental authorities or a court to take action against us, including, but not limited to:

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    issuing untitled (notice of violation) letters or public warning letters to us;

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    imposing fines and penalties on us;

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    obtaining an injunction or administrative detention preventing us from manufacturing or selling our products;

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    seizing products to prevent sale or transport or export;

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    bringing civil or criminal charges against us;

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    recalling our products or mandating a product correction;

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    detaining our products at U.S. Customs;

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    delaying the introduction of our products into the market;

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    delaying pending requests for clearance or approval of new uses or modifications to our existing products; and

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    withdrawing or denying approvals or clearances for our products.

If we fail to obtain and maintain regulatory clearances or approvals, our ability to sell our products and generate revenue will be materially harmed.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently approved or cleared products on a timely basis. For example, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA published new guidance on the 510(k) regulatory pathway in 2014, which alters the manner in which the 510(k) regulatory pathway is administered and interpreted. The FDA intends these reform actions to improve the efficiency and transparency of the clearance process, as well as bolster patient safety. This new guidance could impose additional regulatory requirements upon us which could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. In addition, as part of the Food and Drug Administration Safety and Innovation Act, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several "Medical Device Regulatory Improvements" and miscellaneous reforms which are further intended to clarify and improve medical device regulation both pre- and post-market.

Medical devices may only be promoted and sold for the indications for which they are approved or cleared. In addition, even if the FDA has approved or cleared a product, it can take action affecting such product approvals or clearances if serious safety or other problems develop in the marketplace. Delays in obtaining clearances or approvals could adversely affect our ability to introduce new products or modifications to our existing products in a timely manner, which would delay or prevent commercial sales of our products. Additionally, the FDA and other regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could affect the perceived safety and efficacy of our products and dissuade patients and clinicians from using our products.

If we modify our FDA cleared devices, we may need to seek additional clearances or approvals, which, if not granted, would prevent us from selling our modified products.

The FDA regulations require the submission and clearance of a new 510(k) premarket notification, or possibly, premarket approval, for significant changes or modifications made in the design, components, method of manufacturer and intended use of a device including changes or modifications to a 510(k)-cleared device that could significantly affect the device's safety or effectiveness, or would constitute a major change or modification in the device's intended use. The FDA requires each manufacturer to make this determination, but the FDA may review any manufacturer's decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have modified some of our 510(k) cleared products, and have determined based on our review of the applicable FDA guidance that in certain instances new 510(k) clearances or premarket approval are not required. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or premarket approval for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Furthermore, the FDA's ongoing review of the 510(k) program may make it more difficult for us to make modifications to our previously cleared products, either by imposing more strict requirements on when a manufacturer must submit a new 510(k) for a modification to a previously cleared product, or by applying more onerous review criteria to such submissions. If the FDA requires us to cease marketing a modified device until we obtain a new 510(k) clearance or premarket approval, our business, financial condition, operating results and future growth prospects could be materially adversely affected. Further in this situation, our products could be subject to recall. Any recall or FDA requirement that we seek additional approvals or clearances could result in significant delays, fines, increased costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA.

The misuse or off-label use of our products may harm our image in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

The products we currently market have been cleared by the FDA for specific treatments. We train our marketing and direct sales force to not promote our products for uses outside of the FDA-cleared indications for use, known as "off-label uses." We cannot, however, prevent a physician from using our products off-label, when in the physician's independent professional medical judgment he or she deems it appropriate. The FDA does not restrict or regulate a physician's choice of treatment. There may be increased risk of injury to patients if physicians use our products off-label. Furthermore, the use of our products for indications other than those cleared by the governing regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations.

In addition, physicians may misuse our products or use improper techniques, potentially leading to injury and an increased risk of product liability. If our products are misused or used with improper technique, we may become subject to costly litigation by our clinicians or their patients. As noted above, we can be subject to lawsuits, whether or not our product is proven to be defective and whether or not our employees have adequately trained the physicians. Similarly, in an effort to decrease costs, physicians may also reuse those of our products that are intended for a single use or may purchase reprocessed products from third-party reprocessors in lieu of purchasing new products from us, which could result in product failure and liability. As described immediately above, product liability claims could divert management's attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Our products may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that would materially harm our business.

Our marketed products are subject to Medical Device Reporting, or MDR, obligations, which require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury, or in which our products malfunctioned and, if the malfunction were to recur, it could likely cause or contribute to a death or serious injury. The timing of our obligation to report under the MDR regulations is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA could take action including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearances, seizure of our products, or delay in clearance of future products.

Our products may in the future be subject to product recalls. A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in their design or manufacture. The FDA's authority to require a recall must be based on a finding that there is reasonable probability that the device would cause serious, adverse health consequences or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation and business, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our patients' demands. We may also be subject to liability claims, be required to bear other costs, or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary recalls or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls and we may be subject to enforcement action.

If we or our component manufacturers fail to comply with the FDA's Quality System Regulation, our manufacturing operations could be interrupted, and our product sales and operating results could suffer.

We and many of our component manufacturers are required to comply with the FDA's Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. We and our component manufacturers have been, and anticipate in the future being, subject to such inspections. We cannot provide assurance that any future inspection will not result in adverse findings with respect to our QSR compliance. If our manufacturing facilities or those of any of our component manufacturers or suppliers are found to be in violation of applicable laws and regulations, or we or our manufacturers or suppliers fail to take satisfactory corrective action in response to an adverse inspection, the FDA could take enforcement action, including any of the following sanctions:

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    untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

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    customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

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    operating restrictions or partial suspension or total shutdown of production;

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    refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

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    withdrawing 510(k) clearances or premarket approvals that have already been granted;

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    refusal to grant export approval for our products; or

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    criminal prosecution.

Any of these sanctions could adversely affect our business, financial condition and results of operations.

If we begin selling our products outside the United States, our products and operations would also be required to comply with standards set by industrial standards bodies, such as the International Organization for Standardization, or ISO. Foreign regulatory bodies may evaluate our products or the testing that our products undergo against these standards. The specific standards, types of evaluation and scope of review differ among foreign regulatory bodies. If we fail to adequately comply with any of these standards, a foreign regulatory body may take adverse actions similar to those within the power of the FDA.

Any of these actions could prevent us from marketing, distributing or selling our products and would likely harm our business.

If clinical studies of our future products do not produce results necessary to support regulatory clearance or approval in the United States or, with respect to our current or future products, elsewhere, we will be unable to expand the indications for or commercialize these products.

We will likely need to conduct additional clinical studies in the future to support new indications for our products or for clearances of new product lines, or for the approval of the use of our products in some foreign countries. Clinical testing can take many years, can be expensive and carries uncertain outcomes. The initiation and completion of any of these studies may be prevented, delayed, or halted for numerous reasons.

Clinical failure can occur at any stage of testing. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and non-clinical testing in addition to those we have planned. Our failure to adequately demonstrate the safety and efficacy of any of our devices would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that device or indication for use. Even if our future products are cleared in the United States, commercialization of our products in foreign countries would require approval by regulatory authorities in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. Any of these occurrences could have an adverse impact on our business.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval for or commercialize our products.

We often must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

Future regulatory actions may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA and other regulations and guidance are often revised or reinterpreted in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

Healthcare regulatory reform may affect our ability to sell our products profitably.

In the United States, the legislative landscape, particularly as it relates to healthcare regulation and reimbursement coverage, continues to evolve. In March 2010, the Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act, which we refer to as the Patient Protection and Affordable Care Act, was passed, which has the potential to substantially change healthcare financing by both governmental and private insurers, and significantly impact the U.S. medical device industry. The Patient Protection and Affordable Care Act, among other things, imposes a new excise tax, which began in 2013, on entities that manufacture, produce or import medical devices in an amount equal to 2.3% of the price for which such devices are sold in the United States. While we believe that our current products are exempt from this tax under an exemption for retail products, if our belief is determined to be incorrect, we could be subject to significant tax liabilities and penalties, which could have a material adverse effect on our results of operations and cash position. Moreover, products that we introduce in the future could be subject to this tax.

In addition, the Patient Protection and Affordable Care Act also expands the round two of competitive bidding to a total of 91 competitive bidding areas, and by 2016, the process must be nationalized or prices in non-competitive bidding areas must be adjusted to match competitive bidding prices. Other legislative changes have been proposed and adopted in the United States since the Patient Protection and Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 which, among other things, further reduced Medicare payments to certain providers, including physicians, hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures.

While our products are not currently subject to the competitive bidding process under Medicare, if our products were to become subject to such process in the future, it could negatively affect our business and financial condition.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 required the Secretary of Health and Human Services to establish and implement programs under which competitive acquisition areas are established throughout the United States for purposes of awarding contracts for the furnishing of competitively priced items of durable medical equipment.

CMS, the agency responsible for administering the Medicare program, conducts a competition for each competitive acquisition area under which providers submit bids to supply certain covered items of durable medical equipment. Successful bidders must meet certain program quality standards in order to be awarded a contract and only successful bidders can supply the covered items to Medicare beneficiaries in the acquisition area. There are, however, regulations in place that allow non-contracted providers to continue to provide products and services to their existing customers at the new competitive bidding payment amounts. The contracts are expected to be re-bid every three years. CMS is required to award contracts to multiple entities submitting bids in each area for an item or service, but has the authority to limit the number of contractors in a competitive acquisition area to the number it determines to be necessary to meet projected demand.

Although CMS concluded the bidding process for the first round of Metropolitan Statistical Areas in September 2007, in July 2008, Congress enacted Medicare Improvements for Patients and Providers Act of 2008, which retroactively delayed the implementation of competitive bidding. Medicare Improvements for Patients and Providers Act of 2008 also reduced Medicare prices nationwide by 9.5% beginning in 2009 for the product categories that were initially included in competitive bidding.

The Patient Protection and Affordable Care Act legislation requires CMS to expand competitive bidding further to additional geographic markets or to use competitive bid pricing information to adjust the payment amounts otherwise in effect for areas that are not competitive acquisition areas by January 1, 2016.

Although we continue to monitor developments regarding the implementation of the competitive bidding program, we cannot predict the outcome of the competitive bidding program on our business when fully implemented, nor the Medicare payment rates that will be in effect in future years for the items subjected to competitive bidding, including our products. We expect that payment rates will continue to fluctuate, and a large negative payment adjustment could adversely affect our business, financial conditions and results of operations.

We are subject to additional federal, state and foreign laws and regulations relating to our healthcare business; our failure to comply with those laws could have an adverse impact on our business.

We are subject to healthcare fraud and abuse regulation and enforcement by federal and state governments, which could adversely impact our business. Healthcare fraud and abuse and health information privacy and security laws potentially applicable to our operations include:

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    the federal Anti-Kickback Statute, which applies to our marketing practices, educational programs, pricing policies and relationships with healthcare providers, by prohibiting, among other things, soliciting, receiving, offering or providing remuneration, whether directly or indirectly and overtly or covertly, intended to induce the referral of an individual for (i) the furnishing or the arranging for the furnishing of items or services reimbursable under a federal healthcare program, such as Medicare or Medicaid; or (ii) the purchase, lease or order of, or the arrangement or recommendation of the purchasing, leasing or ordering of, of an item or service reimbursable under a federal healthcare program. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

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    federal civil and criminal false claims laws and civil monetary penalty laws, including civil whistleblower or qui tam actions that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government, knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government or knowingly offering remuneration to influence a Medicare or Medicaid beneficiary's selection of health care providers. The government may assert that a claim, including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes;

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    HIPAA and its implementing regulations, which created federal criminal laws that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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    HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

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    federal Open Payments (the Physician Payments Sunshine Act) requirements imposed by the Patient Protection and Affordable Care Act on device manufacturers regarding certain "transfers of value" made or distributed to physicians and teaching hospitals. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1.0 million per year for "knowing failures"), for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission. The period between August 1, 2013 and December 31, 2013 was the first reporting period, and manufacturers were required to report aggregate payment data by March 31, 2014, and to report detailed payment data and submit legal attestation to the accuracy of such data by June 30, 2014. Thereafter, manufacturers must submit reports by the 90th day of each subsequent calendar year;

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    federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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    state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payer, including commercial insurers; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA.

The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding our business or the healthcare industry in general, or what effect such legislation or regulations may have on us. Federal or state governments may impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on us.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices and financial arrangements, including the provision of stock options as partial compensation for consulting services, with physicians, some of whom use or purchase our products, and other customers, could be subject to challenge under one or more of such laws. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from governmental healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely impact our business.

Failure to comply with regulations affecting the transmission, security and privacy of health information could result in significant penalties.

Numerous federal and state laws and regulations, including HIPAA and the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, govern the collection, dissemination, security, use and confidentiality of patient-identifiable health information. HIPAA and the HITECH Act require us to comply with standards for the use and disclosure of health information within our company and with third parties. The Privacy Standards and Security Standards under HIPAA establish a set of basic national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Notably, whereas HIPAA previously directly regulated only these covered entities, the HITECH Act, which was signed into law as part of the stimulus package in February 2009, makes certain of HIPAA's privacy and security standards also directly applicable to covered entities' business associates. As a result, both covered entities and business associates are now subject to significant civil and criminal penalties for failure to comply with Privacy Standards and Security Standards.

HIPAA and the HITECH Act also include standards for common healthcare electronic transactions and code sets, such as claims information, plan eligibility, payment information and the use of electronic signatures, and privacy and electronic security of individually identifiable health information. Covered entities, such as healthcare providers, are required to conform to such transaction set standards pursuant to HIPAA.

HIPAA requires healthcare providers like us to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. The HITECH Act expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides a tiered system for civil monetary penalties for HIPAA violations. The HITECH Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

If we do not comply with existing or new laws and regulations related to patient health information, we could be subject to criminal or civil sanctions. New health information standards, whether implemented pursuant to HIPAA, the HITECH Act, congressional action or otherwise, could have a significant effect on the manner in which we handle healthcare related data and communicate with payors, and the cost of complying with these standards could be significant.

The 2013 final HITECH omnibus rule modifies the breach reporting standard in a manner that will likely make more data security incidents qualify as reportable breaches. Any liability from a failure to comply with the requirements of HIPAA or the HITECH Act could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our results of operations. These new provisions, as modified, will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us, as well as our clients and strategic partners. In addition, we are unable to predict what changes to the HIPAA Privacy Standards and Security Standards might be made in the future or how those changes could affect our business. Any new legislation or regulation in the area of privacy and security of personal information, including personal health information, could also adversely affect our business operations.

Additionally, the Federal Trade Commission has issued and several states have issued or are considering new regulations to require holders of certain types of personally identifiable information to implement formal policies and programs to prevent, detect and mitigate the risk of identity theft and other unauthorized access to or use of such information. Further, the U.S. Congress and a number of states have considered or are considering prohibitions or limitations on the disclosure of medical or other information to individuals or entities located outside of the United States. If we begin selling our products outside the United States, we will need to comply with applicable laws in those jurisdictions that regulate the use and disclosure of individually identifiable information.

If we fail to comply with state and federal fraud and abuse laws, including anti-kickback, false claims and anti-inducement laws, we could face substantial penalties and our business, operations, and financial condition could be adversely affected.

The federal anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, whether directly or indirectly and overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federal financed healthcare programs. The statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution are drawn narrowly, and any remuneration to or from a prescriber or purchaser of healthcare products or services may be subject to scrutiny if they do not qualify for an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit, in part, any person from knowingly presenting or causing to be presented a false claim for payment to the federal government, or knowingly making or causing to be made a false statement to get a false claim paid. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items or services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of payer. These false claims statutes allow any person to bring suit in the name of the government alleging false and fraudulent claims presented to or paid by the government (or other violations of the statutes) and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in the healthcare industry in recent years. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines and imprisonment. In addition, the recently enacted Patient Protection and Affordable Care Act, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Patient Protection and Affordable Care Act provides that the government may assert that a claim, including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Because of the breadth of these laws and the narrowness of the safe harbors and exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge, regardless of the outcome, could have a material adverse effect on our business, business relationships, reputation, financial condition and results of operations.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians. The Patient Protection and Affordable Care Act imposes new reporting and disclosure requirements on device and drug manufacturers for any "transfer of value" made or distributed to prescribers and other healthcare providers. Device and drug manufacturers will also be required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (and up to an aggregate of $1.0 million per year for "knowing failures to report"), for all payments, transfers of value or ownership or investment interests not reported in an annual submission. As of August 1, 2013, manufacturers are required to collect data and are required to submit their data reports to CMS by the 90th day of each calendar year.

Certain states mandate implementation of compliance programs and/or the tracking and reporting of gifts, compensation and other remuneration to physicians. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company many violate one or more of the requirements.

The Federal Civil Monetary Penalties Law prohibits, in part, the offering or giving of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary's selection of a particular supplier of items or services reimbursable by a Federal or state governmental program. We sometimes offer customers various discounts and other financial incentives in connection with the sales of our products. While it is our intent to comply with all applicable laws, the government may find that our marketing activities violate the Civil Monetary Penalties Law. If we are found to be in noncompliance, we could be subject to civil money penalties of up to $10,000 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the Federal healthcare programs.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment, restructuring, or restricting of our operations. Any penalties, damages, fines, curtailment or restructuring or our operations could harm our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state fraud laws may prove costly.

Failure to maintain the licenses and accreditations necessary to operate under our direct-to-patient and -provider model would adversely affect our business.

To continue operating our business under our direct-to-patient and -provider model, we must maintain our Durable Medical Equipment license and certification from the Accreditation Commission for Health Care. In May 2008, we became a Durable, Medical Equipment, Prosthetics, Orthotics, and Supplies accredited Medicare supplier by the Accreditation Commission for Health Care for our solutions and our Medicare accreditation must be renewed every three years through passage of an on-site inspection. Our current accreditation with Medicare is due to expire in May 2017. In addition to maintaining our Durable Medical Equipment license and certification from the Accreditation Commission for Health Care, we also must maintain certain state-required licenses. If we were found to be noncompliant, we could lose our licensure in that state. Losing our licensure could prohibit us from selling our current or future products to patients in such state and our business, financial condition and results of operations could be adversely affected as a result of any such prohibition.

Our products are currently made available to authorized users of the Department of Veterans Affairs Federal Supply Schedule and if we were no longer eligible to sell our products through such channel, our business may be adversely affected.

For our products to be eligible for reimbursement by the Veterans Administration, we must participate in the Department of Veterans Affairs Federal Supply Schedule pricing program, established by Section 603 of the Veterans Health Care Act of 1992. To be eligible for this program, we must comply with additional laws and requirements applicable to our operations and manufacturing processes. If we were to lose eligibility for reimbursement by the Veterans Administration, our business, financial condition and results of operations could be adversely affected.

We may be unable to obtain or maintain international regulatory registrations or approvals for our current or future products and indications, which could adversely impact our business.

Any future sales of our devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain registration or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations or approvals may significantly differ from FDA requirements. In certain countries we intend to rely upon third-party distributors to obtain all required regulatory registrations and approvals, and these distributors may be unable to obtain or maintain such registrations or approvals. Our distributors in these countries may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or registrations, which could increase the difficulty of attracting and retaining qualified distributors. If these distributors experience delays in receiving necessary registrations or approvals to market our products outside the United States, or if they fail to receive those registrations or approvals, we may be unable to market our products or enhancements in certain international markets effectively, or at all.

Our operations involve the use of hazardous and toxic materials, and we must comply with environmental, health and safety laws and regulations, which can be expensive, and could have an adverse impact on our business.

Our operations use or generate small volumes of hazardous or toxic materials. We are therefore subject to a variety of federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. Liability under environmental laws can be joint and several and without regard to comparative fault, and environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could have an adverse impact on our business. There can be no assurance that violations of environmental, health and safety laws will not occur in the future as a result of human error, accident, equipment failure or other causes. The failure to comply with past, present or future laws could result in the imposition of fines, third-party property damage and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations. We also expect that our operations will be affected by other new environmental and health and safety laws and regulations on an ongoing basis. Although we cannot predict the ultimate impact of any such new laws and regulations, they will likely result in additional costs, and may require us to change how we manufacture our products, which could have an adverse impact on our business.

Risks Related to Our Financial Condition

We may need substantial additional funding beyond the proceeds of this offering and may be unable to raise capital when needed, which could force us to delay or reduce our commercialization efforts or product development programs.

We believe the net proceeds from this offering, together with our existing cash and cash equivalents and revenues, will be sufficient to meet our capital requirements and fund our operations indefinitely. However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our available financial resources much faster than we currently expect. Any future funding requirements will depend on many factors, including:

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    market acceptance of our products;

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    the scope, rate of progress and cost of our clinical studies;

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    the cost of our research and development activities;

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    the cost of filing and prosecuting patent applications and defending and enforcing our patent or other intellectual property rights;

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    the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

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    the cost and timing of additional regulatory clearances or approvals;

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    the cost and timing of establishing additional sales, marketing and distribution capabilities;

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    costs associated with any product recall that may occur;

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    the effect of competing technological and market developments;

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    the extent to which we acquire or invest in products, technologies and businesses, although we currently have no commitments or agreements relating to any of these types of transactions; and

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    the costs of operating as a public company.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us.

Furthermore, we cannot be certain that additional funding will be available on acceptable terms, if at all. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could harm our operating results.

Risks Related to Our Intellectual Property

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, many foreign countries have compulsory licensing laws, under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and further, competitors may export otherwise infringing products to territories where we have patent protection but enforcement rights are not as strong as those in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents, and our patent claims or other intellectual rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

The patent protection for our products may expire before we are able to maximize their commercial value, which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenues.

The patents for our products have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. For instance, our patents for our Flexitouch System will expire in 2017. Upon expiration of our patents, we may be subject to increased competition and our opportunity to establish or maintain product revenues could be substantially reduced or eliminated. Further, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and foreign patents.

We may not identify relevant patents or may incorrectly interpret the relevance, scope or expiration of a patent, which may adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our products in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent family's prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent.

Many patents may cover a marketed product, including but not limited to patents covering the product or portions thereof, methods of use or methods relating to the product, and production processes of or for the product. The identification of all patents and their expiration dates relevant to the production and sale of a therapeutic product is extraordinarily complex and requires sophisticated legal knowledge in the relevant jurisdiction. It may be impossible to identify all patents in all jurisdictions relevant to a marketed product. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our products.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent prosecution process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patent and/or pending patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of a patent or patent application. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are many situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we fail to maintain the patents and patent applications directed to our products, our competitors might be able to enter the market earlier than should otherwise have been the case, which would have a material adverse effect on our business.

We may become involved in lawsuits to protect our patents or other intellectual property rights, which could be expensive, time-consuming and ultimately unsuccessful.

Competitors may infringe our patents or other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Various proceedings brought before the USPTO may be necessary to determine the priority of inventions with respect to our patents and patent applications or those of our current or future collaborators. An unfavorable outcome could require us to cease using the technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if a prevailing party does not offer us a license on terms that are acceptable to us. Litigation or other proceedings may fail and, even if successful, may result in substantial costs and distraction of our management and other employees. We may not be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Third-party claims of intellectual property infringement or misappropriation may adversely affect our business and could prevent us from developing or commercializing our products.

Our commercial success depends in part on us not infringing the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the medical device industry, including patent infringement lawsuits, interferences, oppositions, ex-parte review and inter partes reexamination and post-grant review proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing and may develop our products. As the medical device industry expands and more patents are issued, the risk increases that our products may be subject to claims of infringement of the patent rights of third parties. If a third party claims that we infringe on their products or technology, we could face a number of issues, including:

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    infringement and other intellectual property claims which, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from our core business;

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    substantial damages for past infringement, which we may have to pay if a court decides that our product infringes on a competitor's patent;

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    a court prohibiting us from selling or licensing our product, unless the patent holder licenses the patent to us;

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    if a license is available from a patent holder, we may have to pay substantial royalties or grant cross licenses to our patents; and

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    redesigning our processes so they do not infringe, which may not be possible or could require substantial funds and time.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to products, materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our products, that we failed to identify. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until issued as patents. Except for the preceding exceptions, patent applications in the United States and elsewhere are generally published only after a waiting period of approximately 18 months after the earliest filing. Therefore, patent applications covering our technology or our products could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our products or the use or manufacture of our products. We may also face a claim of misappropriation, if a third party believes that we inappropriately obtained and used trade secrets of such third parties. If we are found to have misappropriated a third party's trade secrets, we may be prevented from further using such trade secrets, limiting our ability to develop our products, and we may be required to pay damages.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our products, materials, formulations, methods of manufacture or methods for treatment, the holders of any such patents would be able to block our ability to develop and commercialize the applicable product candidate until such patent expired or unless we obtain a license. These licenses may not be available on acceptable terms, if at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. In addition, during the course of any patent or other intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our products, programs, or intellectual property could be diminished. Accordingly, the market price of our common stock may decline.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products. Defending against claims of patent infringement or misappropriation of trade secrets could be costly and time-consuming, regardless of the outcome. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of our management team, distracting them from the pursuit of other company business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development collaborations that would help us bring our products to market.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other medical device companies, our success is heavily dependent on intellectual property, particularly on obtaining and enforcing patents. Obtaining and enforcing patents in the medical device industry involves both technological and legal complexity, and therefore is costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Further, several recent judicial rulings have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

For our U.S. patent applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law. In September 2011, the Leahy-Smith America Invents Act, or the American Invents Act, or AIA, was signed into law. The AIA includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted, reviewed after issuance, and may also affect patent litigation. The USPTO is currently developing regulations and procedures to govern administration of the AIA and many of the substantive changes to patent law associated with the AIA. It is not clear what other, if any, impact the AIA will have on the operation of our business. Moreover, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a "first-inventor-to-file" system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours, even if we had made the invention before it was made by the third party. This will require us to be cognizant, going forward, of the time from invention to filing of a patent application, but early filing of patent applications may not always be possible. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (a) file any patent application related to our products or (b) invent any of the inventions claimed in our patents or patent applications.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and provide opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid as unpatentable, even though the same evidence may be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

We have become aware from time to time that third parties may be infringing on our patents or other intellectual property rights. Because of the expense and uncertainty of litigation, we have concluded in the past and may conclude in the future that even if a third party is infringing our patents or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain, because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:

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    Others may be able to make products that are similar to our products but that are not covered by the claims of the patents that we own or license from others.

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    Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.

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    We might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

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    We might not have been the first to file patent applications covering certain subject matter of the patents or patent applications that we own or for which we have obtained a license, or will own or for which we will obtain a license.

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    It is possible that our pending patent applications will not lead to issued patents.

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    Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

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    Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

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    Ownership of our patents or patent applications may be challenged by third parties.

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    The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

We may need to license certain intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights that are important or necessary to the development or commercialization of any future products. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. Such a license may not be available on commercially reasonable terms or at all, which could materially harm our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other medical device companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees' former employers. Further, we may be subject to ownership disputes in the future, arising, for example, from conflicting obligations of consultants or others who are involved in developing our products. We may also be subject to claims that former employees, consultants, independent contractors, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. If we fail in defending any such claims, in addition to paying monetary damages, we may lose our rights therein. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. We may be subject to ownership disputes in the future, arising, for example, from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to assist with research and development and to manufacture our products, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants, prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor's discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future will usually expect to be granted rights to publish data arising out of such collaboration, provided that we are notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. In the future, we may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor's discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest, and our business may be adversely affected. We currently have registered and unregistered trademarks in the United States. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Further, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trade names that incorporate variations of our trademarks or trade names. In addition, we have not registered our trademarks internationally, and the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. Over the long term, if we are unable to successfully register our trademarks and trade names and/or establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Risks Related to This Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we expect our common stock to be approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If the market does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at a price that is attractive to you or at all. In addition, an inactive market may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration, which, in turn, could adversely affect our business.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock may not be able to resell the shares of our common stock at or above the initial public offering price and could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their shares of our common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

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    the passage of legislation or other regulatory developments in the United States and foreign countries;

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    actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

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    changes in the structure of healthcare payment systems, especially in light of current reforms to the U.S. healthcare system;

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    our ability to develop and commercialize additional products;

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    announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

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    market conditions in medical device sectors and issuance of securities analysts' research reports or recommendations;

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    sales of our stock by us, our insiders and our other stockholders;

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    the trading volume of our common stock;

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    speculation in the press or investment community;

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    general economic, industry and market conditions, or other events or factors, many of which are beyond our control;

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    additions or departures of key personnel; and

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    intellectual property, product liability or other litigation against us.

In addition, the stock market has recently experienced significant volatility with respect to medical device and other life sciences company stocks. The volatility of medical device and other medical technology company stocks often does not relate to the operating performance of the companies represented by the stock. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products, or to a lesser extent our markets.

We are an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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    being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus;

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    not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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    not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

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    reduced disclosure obligations regarding executive compensation; and

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    exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers that are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Assuming no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options and warrants and based on the number of shares outstanding as of March 31, 2016 and the adjustments set forth in "Summary — The Offering — Pro Forma Adjustments," upon completion of this offering, we will have outstanding a total of 16,649,017 shares of common stock.

Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering, unless they are purchased by one of our affiliates.

We, our directors and officers and other holders of substantially all of our outstanding common stock, preferred stock, options and warrants have agreed, subject to certain exceptions, not to engage in sales or dispositions of, or other transactions relating to, our common stock or securities convertible into or exercisable or exchangeable for our common stock or warrants or other rights to acquire shares of our common stock. These "lock-up" restrictions end 180 days after the date of this prospectus. However, Piper Jaffray & Co. and William Blair & Company, L.L.C., in their sole discretion, may permit persons who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements expire, up to an additional 11,380,493 shares of our common stock will be eligible for sale in the public market, of which 7,707,233 shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, shares of our common stock that are subject to outstanding options, outstanding warrants or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of our common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Following completion of this offering, the holders of 9,240,087 shares of our outstanding common stock, or approximately 55% of our total outstanding common stock, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See "Description of Capital Stock — Registration Rights." Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We may use the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment.

We intend to use the net proceeds from this offering primarily to expand our sales, marketing, reimbursement, clinical, regulatory and product development activities, and the remainder for working capital, general and administrative expenses and other general corporate purposes, as well as to pay the approximately $8.2 million of cumulative accrued dividends to our Series A preferred stockholders as described in "Dividend Policy." We may also use a portion of our net proceeds to acquire or invest in complementary products, technologies or businesses, although we have no present commitments to complete any such transaction. The amounts and timing of our expenditures will depend on numerous factors, including the rate of adoption of our devices, the expenses we incur in sales and marketing our devices, the scope of research and development efforts, the timing and success of any clinical trials we may commence in the future, and the timing of regulatory submissions. Accordingly, our management will have broad discretion over the use of the net proceeds from this offering. The failure by our management to apply the net proceeds from this offering effectively could harm our business. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or governmental securities. These investments may not yield a favorable return to our stockholders.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the completion of this offering. Purchasers of our common stock in this offering will experience immediate dilution of approximately $6.92 per share. In the past, we issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see "Dilution."

We do not intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We have never declared or paid any cash dividend on our common stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to any appreciation of their stock. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders purchased their shares.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently adopted by the SEC and the stock market to implement provisions of the Sarbanes-Oxley Act, imposes significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory "say on pay" voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and may impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, results of operations, and prospects. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we fail to maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors' views of us and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2015. When and if we are a "large accelerated filer" or an "accelerated filer" and are no longer an "emerging growth company," each as defined in the Exchange Act, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company, we intend to take advantage of an exemption available to emerging growth companies from these auditor attestation requirements. We could be an "emerging growth company" for up to five years. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To comply with the requirements of being a reporting company under the

Exchange Act, we will need to upgrade our systems, including information technology; implement additional financial and management controls, reporting systems, and procedures; and hire additional accounting and finance staff.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

In addition, we may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. Further, once we are no longer an emerging growth company, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and the trading price of our common stock could decline.

In connection with our future evaluation of our internal control over financial reporting, we may need to upgrade our systems or create new systems, implement additional financial and management controls, update our reporting systems and procedures, create or outsource an internal audit function or hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition and results of operations and the trading price of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering, as well as provisions of Delaware law, may delay or prevent an acquisition of us or a change in our management. These provisions include:

    •
    authorizing the issuance of "blank check" preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

    •
    limiting the removal of directors by the stockholders;

    •
    prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;

    •
    prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

    •
    eliminating the ability of stockholders to call a special meeting of stockholders; and

    •
    establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. These provisions would apply even if an offer rejected by our board were considered beneficial by some stockholders. Any provision of our amended and restated certificate of incorporation or our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

After this offering, our executive officers, directors and principal stockholders will maintain the ability to control all matters submitted to stockholders for approval and may take actions that may not be in the best interests of our other stockholders.

Our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately 49.9% of our capital stock (or 46.5% if the underwriters exercise their option to purchase additional shares in full). As a result, if these stockholders were to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they act together, would control the election of directors and decisions on any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire or result in management of our company that our public stockholders disagree with. See "Principal Stockholders" for further information regarding the stock ownership of our directors, executive officers and principal stockholders.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and our trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our common stock would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price of our shares and trading volume to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon completion of this offering provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements that we intend to enter into with our directors and officers provide that:

    •
    We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

    •
    We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

    •
    We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

    •
    We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

    •
    The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

    •
    We may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, operations and financial performance and condition, are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "target," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this prospectus. The forward-looking statements in this prospectus include, among other things, statements relating to:

    •
    our expectations regarding the potential market size and widespread adoption of our products;

    •
    our ability to increase awareness of lymphedema and chronic venous insufficiency and to demonstrate the clinical and economic benefits of our solutions to clinicians and patients;

    •
    developments and projections relating to our competitors or our industry;

    •
    the expected growth in our business and our organization, including outside of the United States;

    •
    our ability to achieve and maintain adequate levels of coverage or reimbursement for our products and the effect of a recent change to the level of Medicare coverage;

    •
    our financial performance, our estimates of our expenses, future revenues, capital requirements and our needs for, or ability to obtain, additional financing;

    •
    our ability to retain and recruit key personnel, including the continued development and expansion of our sales and marketing organization;

    •
    our ability to obtain an adequate supply of components for our products from our third-party suppliers;

    •
    our ability to obtain and maintain intellectual property protection for our products or avoid claims of infringement;

    •
    our ability to identify and develop new products;

    •
    our compliance with extensive government regulation;

    •
    our expected uses of the net proceeds from this offering;

    •
    the volatility of our stock price; and

    •
    our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

You should read the matters described in "Risk Factors" and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate and therefore prospective investors are encouraged not to place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You should read this prospectus, the documents that we reference in this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely. Other than as required by law, we undertake no obligation to update or revise these forward-looking statements, even though our situation may change in the future. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

 USE OF PROCEEDS

We estimate that the net proceeds that we will receive in this initial public offering will be approximately $34.7 million, or approximately $40.3 million if the underwriters exercise their option in full to purchase additional shares from us, after the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily as follows:

    •
    approximately $5.0 million to expand our sales and marketing activities;

    •
    approximately $5.0 million to expand our product development activities;

    •
    approximately $3.0 million to expand our reimbursement and clinical activities;

    •
    approximately $8.2 million to pay the cumulative accrued dividends to our Series A preferred stockholders (assuming a closing date of August 1, 2016) as described in "Dividend Policy"; and

    •
    the remainder for working capital, general and administrative expenses and other general corporate purposes.

We may also use a portion of our net proceeds to acquire or invest in complementary products, technologies or businesses, although we have no present commitments to complete any such transaction. The amounts and timing of our expenditures will depend on numerous factors, including the rate of adoption of our devices, the expenses we incur in sales and marketing our devices, the scope of research and development efforts, the timing and success of any clinical trials we may commence in the future, and the timing of regulatory submissions.

Accordingly, our management will have broad discretion over the use of the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or governmental securities.

 DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. Following the completion of this offering, we intend to retain our future earnings, if any, to finance the operation and expansion of our business. We do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

Holders of our Series A and Series B preferred stock are entitled to dividends upon the conversion of such shares of preferred stock to our common stock in connection with this initial public offering, which will occur immediately prior to the completion of this offering. Each Series A and Series B preferred stockholder is entitled to a cumulative accrued dividend calculated at a rate of 6% per annum of the original issue price of such series of preferred stock. Series B preferred stockholders may elect to receive payment of such dividend in additional shares of Series B preferred stock.

As of March 31, 2016, we had $10.1 million of cumulative accrued dividends payable to our Series A and Series B preferred stockholders. These dividends have continued to accrue subsequent to March 31, 2016. As such, we anticipate that the Series B preferred stockholders will elect to receive payment of such cumulative accrued dividends in additional shares of Series B preferred stock rather than cash. Assuming a closing date of August 1, 2016, we expect to pay approximately $8.2 million of cumulative accrued dividends in cash to our Series A preferred stockholders and issue 956,103 shares of our common stock in payment of approximately $2.6 million of cumulative accrued dividends to our Series B preferred stockholders. The cash dividend will be paid from the net proceeds of this offering and neither cash nor stock dividends will be paid on any shares purchased in this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2016:

    •
    on an actual basis;

    •
    on a pro forma basis to give effect to: (a) the conversion of all outstanding preferred stock into an aggregate of 5,924,453 shares of our common stock immediately prior to the completion of this offering; (b) the issuance of 2,354,323 additional shares of our common stock immediately prior to the completion of this offering that our Series A and Series B preferred stockholders are entitled to receive in connection with this initial public offering; (c) the accrual for the payment of $7.8 million in cumulative accrued dividends to our Series A preferred stockholders as of March 31, 2016; (d) the issuance of 865,232 shares of common stock immediately prior to the completion of this offering to pay accrued dividends on our Series B preferred stock (assuming a closing date of March 31, 2016); and (e) the effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws; and

    •
    on a pro forma as adjusted basis to give effect to (a) the pro forma adjustments described in the preceding bullet; (b) the cash payment of accrued dividends as of March 31, 2016 to our Series A preferred stockholders described in the preceding bullet; and (c) our issuance and sale of 4,000,000 shares of common stock in this offering at an initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2016
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except for share and per share data; unaudited)
Cash and cash equivalents	$5,787	$5,787	$34,227

Convertible preferred stock
Series B preferred stock, $0.001 par value per share, 5,319,066 shares authorized, 2,733,468 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	12,796	—	—
Series A preferred stock, $0.001 par value per share, 3,112,153 shares authorized, 3,108,589 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	20,645	—	—
Stockholders' equity (deficit):
Preferred stock $0.001 par value per share, no shares authorized, issued and outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock $0.001 par value per share, 14,184,175 shares authorized, 3,341,285 shares issued and outstanding, actual; 300,000,000 shares authorized, 12,558,146 shares issued and outstanding, pro forma; 300,000,000 shares authorized, 16,558,146 shares issued and outstanding, pro forma as adjusted	3	13	17
Additional paid-in capital	—	25,636	60,332
Accumulated deficit	(6,943)	(6,943)	(6,943)

Total stockholders' equity (deficit)	(6,940)	18,706	53,406

Total capitalization	$26,501	$18,706	$53,406

The table and calculations above are based on the adjustments set forth above.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of March 31, 2016, our net tangible book value was approximately $24.1 million, or approximately $7.21 per share. Our net tangible book value represents total tangible assets less total liabilities. Our net tangible book value per share is our net tangible book value divided by the number of shares of common stock outstanding as of March 31, 2016.

As of March 31, 2016, our pro forma net tangible book value of our common stock was approximately $16.3 million, or approximately $1.30 per share. Our pro forma net tangible book value represents total tangible assets less total liabilities. Our pro forma net tangible book value per share is our pro forma net tangible book value divided by the number of shares of common stock outstanding as of March 31, 2016, after giving effect to (a) the conversion of all outstanding preferred stock into an aggregate of 5,924,453 shares of our common stock immediately prior to the completion of this offering; (b) the issuance of 2,354,323 additional shares of common stock immediately prior to the completion of this offering that our Series A and B preferred stockholders are entitled to receive in connection with this initial public offering; (c) the accrual for the payment of $7.8 million in cumulative accrued dividends to our Series A preferred stockholders as of March 31, 2016; (d) the issuance of 865,232 shares of common stock immediately prior to the completion of this offering to pay accrued dividends on our Series B preferred stock (assuming a closing date of March 31, 2016); and (e) the effectiveness of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws.

After giving effect to (a) the pro forma adjustments described above; (b) the payment of accrued dividends as of March 31, 2016 to our Series A preferred stockholders described above; and (c) our issuance and sale of 4,000,000 shares of our common stock in this offering at an initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, as of March 31, 2016, the pro forma as adjusted net tangible book value of our common stock would have been approximately $51.0 million, or approximately $3.08 per share. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $1.78 per share and an immediate dilution to new investors purchasing shares in this offering of $6.92 per share. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this per share dilution:

Initial public offering price per share		$10.00
Historical net tangible book value per share as of March 31, 2016	$7.21
Pro forma increase in net tangible book value per share	(5.91)

Pro forma net tangible book value per share as of March 31, 2016	$1.30
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	1.78

Pro forma as adjusted net tangible book value per share, after giving effect to this offering		3.08

Dilution in pro forma as adjusted net tangible book value per share to investors purchasing shares in this offering		$6.92

If the underwriters exercise their option to purchase additional shares in full, there will be an increase in pro forma as adjusted net tangible book value to existing stockholders of $0.22 per share and an immediate dilution in pro forma as adjusted net tangible book value to new investors of $6.70 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis described above, the difference between existing stockholders and new investors with respect to number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased
			Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	12,558,146	75.8%	$31,372,634	44.0%	$2.50
Investors purchasing shares in this offering	4,000,000	24.2	40,000,000	56.0	10.00

Total	16,558,146	100%	$71,372,634	100%	$4.31

If the underwriters exercise their option to purchase additional shares in full:

    •
    the percentage of shares of common stock held by existing stockholders will decrease to approximately 73.2% of the total number of shares of our common stock outstanding after completion of this offering; and

    •
    the number of shares held by new investors will increase to 4,600,000, or approximately 26.8% of the total number of shares of our common stock outstanding after completion of this offering.

The table and calculations above are based on 12,558,146 shares outstanding as of March 31, 2016 and the adjustments set forth above.

To the extent any of the outstanding options to purchase shares of our common stock or warrants to purchase shares of our common stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering. To the extent all of such outstanding options and warrants had been exercised as of March 31, 2016, the pro forma as adjusted net tangible book value per share after this offering would be $52.9 million, and total dilution per share to new investors would be $2.91.

Peter H. Soderberg, the Chairman of our Board, has indicated an interest in purchasing up to an aggregate of approximately $1.0 million of shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to this investor, or this investor may determine to purchase more, less or no shares in this offering. The foregoing discussion does not reflect the potential purchase of any shares in this offering by this investor and his affiliates.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data as of and for the periods indicated. The selected consolidated statements of operations data for the years ended December 31, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014 and 2015, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated statements of operations data for the three months ended March 31, 2015 and 2016, and the selected consolidated balance sheet data as of March 31, 2016, have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of financial statements set forth in those statements. Our historical results are not indicative of the results to be expected in the future and our interim results are not necessarily indicative of results to be expected for the full year ended December 31, 2016, or any other period. The following financial data should be read in conjunction with, and are qualified in their entirety by reference to, "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues, net	$47,736	$62,872	$10,121	$13,700
Cost of goods sold	12,715	16,908	2,972	3,811

Gross profit	35,021	45,964	7,149	9,889

Operating expenses:
Sales and marketing	18,154	24,485	5,169	7,281
Research and development	2,843	4,312	817	980
Reimbursement, general and administrative	10,225	13,716	2,647	3,414

Total operating expenses	31,222	42,513	8,633	11,675

Income (loss) from operations	3,799	3,451	(1,484)	(1,786)
Other income (expense)	(4)	(194)	12	5

Income (loss) before income taxes	3,795	3,257	(1,472)	(1,781)
Income tax expense (benefit)	1,725	1,864	(592)	(801)

Net income (loss)	2,070	1,393	(880)	(980)
Convertible preferred stock dividends	1,761	1,845	460	514
Allocation of undistributed earnings to preferred stockholders	216	—	—	—

Net income (loss) attributable to common stockholders	$93	$(452)	$(1,340)	$(1,494)

Net income (loss) per common share attributable to common stockholders(1)
Basic	$0.04	$(0.15)	$(0.51)	$(0.45)
Diluted	$0.02	$(0.15)	$(0.51)	$(0.45)
Weighted-average shares outstanding used to compute net income (loss) per common share attributable to common stockholders
Basic	2,491,108	2,929,438	2,640,807	3,293,326
Diluted	3,797,688	2,929,438	2,640,807	3,293,326
Pro forma net income (loss) per common share attributable to common stockholders (unaudited)(2)
Basic		$0.11		$(0.07)
Diluted		$0.10		$(0.07)
Weighted-average shares used to compute pro forma net income (loss) per common share attributable to common stockholders (unaudited)(2)
Basic		12,985,058		13,348,946
Diluted		14,611,680		13,348,946

	As of December 31,
			As of March 31, 2016
	2014	2015
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$5,416	$7,060	$5,787
Working capital	18,927	19,858	19,209
Total assets	31,494	36,973	33,268
Total debt	13	—	—
Convertible preferred stock	31,082	32,927	33,441
Accumulated deficit	(6,872)	(5,652)	(6,943)
Total stockholders' equity (deficit)	(6,427)	(5,649)	(6,940)

(1)
Net income (loss) per common share attributable to common stockholders is calculated under the two-class method, as our convertible preferred stock participates in the undistributed earnings of the company. The two-class method requires earnings for the period to be allocated based upon their respective rights to receive distributed and undistributed earnings. No adjustment is made during periods with a net loss, as the holders of the convertible preferred stock have no obligation to fund losses.

(2)
Pro forma net income (loss) per common share attributable to common stockholders and the number of weighted-average common shares used to compute pro forma net income (loss) per common share attributable to common stockholders reflect the adjustments set forth in "Summary — The Offering — Pro Forma Adjustments," except in lieu of the cash payment of a portion of the proceeds to pay cumulative accrued dividends to our Series A preferred stockholders, reflects the additional 820,741 shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of the Series A convertible preferred stock dividends that are payable from the net proceeds of this offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Selected Consolidated Financial Data and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in "Risk Factors" and "Special Note Regarding Forward-Looking Statements" included elsewhere in this prospectus.

Overview

We are a medical technology company that develops and provides innovative medical devices for the treatment of chronic diseases at home. We focus on advancing the standard of care in treating chronic diseases in the home setting to improve patient outcomes and quality of life and help control rising healthcare expenditures. We possess a unique, scalable platform to deliver at-home healthcare solutions throughout the United States. This evolving care delivery model is recognized by policy-makers and payers as a key for controlling rising healthcare expenditures. Our initial area of therapeutic focus is vascular disease, with a goal of advancing the standard of care in treating lymphedema and chronic venous insufficiency. Our solutions deliver cost-effective, clinically proven, long-term treatment for these chronic diseases.

Our two proprietary products are the Flexitouch System and the ACTitouch System. A predecessor to our Flexitouch System received 510(k) clearance from the FDA in July 2002, and we introduced the system to address the many limitations of self-administered home-based manual lymphatic drainage therapy. We began selling our more-advanced Flexitouch System after receiving 510(k) clearance from the FDA in October 2006. Historically, we derived substantially all of our revenues from our Flexitouch System. For the years ended December 31, 2014 and 2015, and for the three months ended March 31, 2016, our Flexitouch System represented 92%, 87% and 85% of our revenues, respectively. In September 2012, we acquired our second proprietary product, the ACTitouch System. The system received 510(k) clearance from the FDA in June 2013, and we began selling the product in September 2013 to address the many limitations of non-removable multilayered bandages that are worn by patients suffering from venous leg ulcers. For the years ended December 31, 2014 and 2015, and for the three months ended March 31, 2016, our ACTitouch System represented 5%, 5% and 4% of our revenues, respectively. We also began selling our Entré System, a 510(k) cleared basic pneumatic compression device, in February 2013.

To support the growth of our business, we invest heavily in our commercial infrastructure, consisting of our direct sales force, home training resources, reimbursement capabilities and clinical expertise. We market our products in the United States using a direct-to-patient and -provider model. Our direct sales force has grown from three representatives in March 2005 to a team of over 100 people as of March 31, 2016. This model allows us to directly approach patients and clinicians, whereby we disintermediate the traditional durable medical equipment channel, allowing us to capture both the manufacturer and distributor margins. We also utilize over 300 licensed, independent healthcare practitioners as home trainers who educate patients on the proper use of our solutions. We invest substantial resources in our reimbursement operations group of over 55 people that focuses on verifying case-by-case benefits, obtaining prior authorization, billing and collecting payments from payers and providing customer support services. Our payer relationships group of over 20 people is responsible for developing relationships with payer decision-makers to educate them on our product efficacy, develop overall payer coverage policies and reimbursement criteria, manage Medicare patient claims and contracts with payers and serve as an advocacy liaison between patients, clinicians and payers throughout the appeals process. We also have a clinical team, consisting of a scientific advisory board, in-house therapists and nurses, and a medical director, that serves as a resource to clinicians and patients and guides our development of clinical evidence in support of our products.

Our patients are reimbursed by government and private payers for the purchase of our products pursuant to established rates with each payer. We rely on third-party contract manufacturers for the sourcing of parts, the assembly of our controllers and the manufacturing of the garments used with our systems. We conduct final assembly of the garments used with our Flexitouch System at, and perform quality assurance and ship our products from, our facility in Minneapolis, Minnesota.

For the year ended December 31, 2015, we generated revenues of $62.9 million and had net income of $1.4 million, compared to revenues of $47.7 million and net income of $2.1 million for the year ended December 31, 2014. For the three months ended March 31, 2016, we generated revenues of $13.7 million and had a net loss of $1.0 million, compared to revenues of $10.1 million and a net loss of $0.9 million for the three months ended March 31, 2015. Due to seasonality of our product sales, during the first quarter of each year, we typically experience reduced revenues compared to our other quarters and a net loss. As of March 31, 2016, we had an accumulated deficit of $6.9 million. Our primary sources of capital to date have been from operating income and private placements of our capital stock. We operate in one segment.

Components of our Results of Operations

Revenues

We derive our revenues from the sale of our Flexitouch, ACTitouch and Entré systems to patients in the United States. Revenue growth has been driven by increased clinician, patient and payer awareness of lymphedema and the clinical efficacy of our Flexitouch System, and launch of our ACTitouch and Entré systems in 2013. We have expanded our direct sales force that helps us drive and support our revenue growth and intend to continue this expansion. However, any reversal in these recent trends could have a negative impact on our future revenues.

Our revenues have fluctuated, and we expect our revenues to continue to fluctuate, from quarter to quarter due to a variety of factors. For instance, our fourth quarter tends to be our strongest quarter of the year. See "— Seasonality" for a further discussion of factors contributing to seasonality. Further, our revenues are impacted by fluctuations in the mix of products being sold during each period and changes in the mix of our payers.

We sell our products directly to patients, who are referred to us by physicians, therapists or nurses. We bill payers, such as private insurers, Medicare, the Veterans Administration or Medicaid, on behalf of our patients and bill patients directly for their cost-sharing amounts, including any portion of an unsatisfied deductible and any copayments or co-insurance. Approximately 13% of our revenues in 2015 and 12% of our revenues in the three months ended March 31, 2016, came from Medicare patients. A recent change to the level of Medicare coverage for our products could reduce the number of Medicare patients who have access to our products, and we are seeking to have the coverage determination overturned. Our products currently are not subject to the competitive bidding process for supplying covered items to Medicare recipients.

We expect our revenues to continue to increase in the future as a result of increased awareness of our solutions, expansion of our direct sales force, marketing and customer support efforts, continued focus on developing clinical and economic outcome data, expanded third-party reimbursement and introduction of our solutions outside the United States.

Cost of Goods Sold and Gross Margin

Cost of goods sold consists primarily of component costs, direct labor, overhead costs, product warranties, provisions for slow-moving and obsolete inventory and delivery costs for items sold. A significant portion of our cost of goods sold consists of manufacturing overhead costs. These overhead costs include the cost of quality assurance, material procurement, inventory control, facilities, equipment and operations supervision and management. We expect overhead costs as a percentage of revenues to decrease as a result of expected increases in production volume and yields. Cost of goods sold also includes depreciation expense for product tooling, production equipment and shipping costs. See Note 5 to our financial statements included elsewhere in this prospectus for a description of our royalty payments. We expect cost of goods sold to increase in absolute dollars primarily if, and to the extent, our revenues grow.

We provide a warranty on our devices ranging from one to two years for the controller, and one year for the garment. We establish a reserve for warranty repairs based on historical warranty repair costs incurred. Provisions for warranty obligations, which are included in cost of goods sold, are recorded at the time of shipment.

We calculate gross margin as gross profit divided by revenues. Our gross margin has been and will continue to be affected by a variety of factors, including product and payer mix, production volumes, manufacturing costs and cost-reduction strategies. We expect our gross margin to decrease slightly over the near term as we increase the percentage of total revenues from our ACTitouch and Entré systems. However, our gross margin will likely fluctuate from quarter to quarter.

Sales and Marketing Expenses

Our sales and marketing expenses support our direct-to-patient and -provider model. These expenses consist primarily of personnel-related expenses, including salaries, bonuses, commissions and benefits for employees. They also include expenses for patient home training, social media and advertising, informational kits, public relations and other promotional and marketing activities, field sales travel and entertainment expenses, trade shows and conferences, stock-based compensation, as well as customer service. We expect sales and marketing expenses to continue to increase in absolute dollars as we expand our commercial infrastructure to drive and support our planned revenue growth. To the extent our revenues grow, we expect sales and marketing expenses to decrease as a percentage of revenues over time.

Research and Development Expenses

Research and development, or R&D, expenses consist primarily of personnel-related expenses, third-party product development costs, laboratory supplies, consulting fees and related costs, clinical research expenses, expenses related to clinical and regulatory affairs, patent amortization costs, stock-based compensation and patent legal fees, including defense costs and testing costs for new product launches. Clinical research expenses include clinical trial management and monitoring, payment to clinical investigators, consulting fees, data management, stock-based compensation, travel expenses and the cost of manufacturing products for clinical trials. We have made substantial investments in R&D since our inception. Our R&D efforts have focused primarily on activities designed to enhance our technologies and to support development and commercialization of new and existing products. We expect R&D expenses to increase in absolute dollars for the foreseeable future as we continue to develop, enhance and commercialize new products and expand clinical trial efforts. We expect R&D expenses as a percentage of our revenues to vary over time depending on the level and timing of initiating new product development efforts, as well as our clinical trial activities.

Reimbursement, General and Administrative Expenses

Reimbursement, general and administrative expenses consist primarily of compensation, including salaries, bonuses and benefits for employees in our patient services and advocacy, billing and collections, case management, payer relations and governmental affairs and reimbursement authorization departments, as well as finance, human resources and administration, information technology, business development and general management functions, and facilities costs. Our experienced reimbursement authorization department of over 55 people focuses on verifying case-by-case benefits, obtaining prior authorization, billing and collecting payments from payers and providing customer support services. Reimbursement authorization department expenses also include consulting, travel to payer case manager seminars, professional development and training and certification expenses. General and administrative expenses also include professional services, such as legal, consulting and accounting services, stock-based compensation, travel expenses and insurance costs. We expect to incur additional legal, accounting, insurance and other professional service fees associated with being a public company, which may increase further when we are no longer able to rely on the "emerging growth company" exemption we are afforded under the JOBS Act. We expect our reimbursement, general and administrative expenses to increase in absolute dollars, but decrease as a percentage of our revenues, to the extent our revenues grow.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest expense related to our notes payable and interest income driven by the interest accruing on cash and past due insurance balances. We do not accrue interest on a majority of past due customer accounts receivable balances.

Income Tax Expense (Benefit)

Our income tax expense (benefit) consists primarily of deferred income taxes resulting from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes.

Results of Operations

Comparison of the Three Months Ended March 31, 2015 and 2016

The following table sets forth our results of operations for the three months ended March 31, 2015 and 2016:

	Three Months Ended March 31,
	2015	2016	% Change
	(In thousands, except percentages)
Consolidated Statement of Operations Data:
Revenues	$10,121	$13,700	35
Cost of goods sold	2,972	3,811	28

Gross profit	7,149	9,889	38

Operating expenses:
Sales and marketing	5,169	7,281	41
Research and development	817	980	20
Reimbursement, general and administrative	2,647	3,414	29

Total operating expenses	8,633	11,675	35

Loss from operations	(1,484)	(1,786)	20
Other income:	12	5	*

Loss before income taxes	(1,472)	(1,781)	21
Income tax benefit	(592)	(801)	35

Net loss	$(880)	$(980)	11

*Not meaningful.

Revenues

Revenues increased $3.6 million, or 35%, to $13.7 million during the three months ended March 31, 2016 compared to $10.1 million during the three months ended March 31, 2015. The growth in revenues was primarily attributable to an increase of approximately $2.8 million, or 32%, in sales of our Flexitouch System, a decrease of approximately $0.1 million, or 24%, in sales of our ACTitouch System, and an increase of approximately $0.9 million, or 156%, in sales of our Entré System. The increase in unit sales of our Flexitouch and Entré Systems was driven by expansion of our sales force and increased physician and patient awareness. The decrease in unit sales of our ACTitouch System was due to product mix, particularly within the Veterans Administration hospitals in favor of the Flexitouch System.

The following table summarizes our revenues by product for the three months ended March 31, 2015 and 2016 both in dollars and percentage of total revenues:

	Three Months Ended March 31,
	2015	2016	% Change
	(In thousands, except percentages)
Revenues
Flexitouch System	$8,885	$11,709	32
ACTitouch System	651	496	(24)
Entré System	585	1,495	156

Total	$10,121	$13,700	35

Percentage of total revenues
Flexitouch System	88%	85%
ACTitouch System	6%	4%
Entré System	6%	11%

Total	100%	100%

Cost of Goods Sold and Gross Margin

Cost of goods sold increased $0.8 million, or 28%, to $3.8 million during the three months ended March 31, 2016, compared to $3.0 million during the three months ended March 31, 2015. The increase in cost of goods sold was primarily attributable to an increase in the number of systems sold.

Gross margin for the three months ended March 31, 2016 increased slightly to 72.2% compared to 70.6% for the three months ended March 31, 2015. The increase in gross margin was primarily due to the growth in sales of our Flexitouch and Entré Systems, which have higher gross margins than our ACTitouch System.

Sales and Marketing Expenses

Sales and marketing expenses increased $2.1 million, or 41%, to $7.3 million during the three months ended March 31, 2016, compared to $5.2 million during the three months ended March 31, 2015. The increase was primarily attributable to a $1.2 million increase in compensation expenses as a result of increased sales and marketing headcount. In addition, other sales and marketing expenses increased $0.9 million due to increased field sales meeting, travel and entertainment, consulting and field sales training expenses.

Research and Development Expenses

R&D expenses increased $0.2 million, or 20%, to $1.0 million during the three months ended March 31, 2016, compared to $0.8 million during the three months ended March 31, 2015. The increase in R&D expenses was primarily attributable to increases in product development and clinical study costs. In addition, compensation and other personnel-related expenses increased.

Reimbursement, General and Administrative Expenses

Reimbursement, general and administrative expenses increased $0.8 million, or 29%, to $3.4 million during the three months ended March 31, 2016, compared to $2.6 million during the three months ended March 31, 2015. The increase in reimbursement, general and administrative expenses was primarily attributable to an increase in personnel-related expenses as a result of increased headcount on our patient services, contracting, case management, billing and collections, advocacy, reimbursement and administrative teams, as well as higher facility costs for rent, utilities, property taxes and maintenance.

Other Income (Expense), Net

Other income (expense), net, was less than $20,000 during the three months ended March 31, 2016 and 2015.

Comparison of the Years Ended December 31, 2014 and 2015

The following table sets forth our results of operations for the years ended December 31, 2014 and 2015:

	Year Ended December 31,
	2014	2015	% Change
	(In thousands, except percentages)
Consolidated Statement of Operations Data:
Revenues	$47,736	$62,872	32
Cost of goods sold	12,715	16,908	33

Gross profit	35,021	45,964	31

Operating expenses:
Sales and marketing	18,154	24,485	35
Research and development	2,843	4,312	52
Reimbursement, general and administrative	10,225	13,716	34

Total operating expenses	31,222	42,513	36

Income from operations	3,799	3,451	(9)
Other expense	(4)	(194)	*

Income before income taxes	3,795	3,257	(14)
Income tax expense	1,725	1,864	8

Net income	$2,070	$1,393	(33)

*Not meaningful.

Revenues

Revenues increased $15.1 million, or 32%, to $62.9 million during the year ended December 31, 2015, compared to $47.7 million during the year ended December 31, 2014. The growth in revenues was primarily attributable to an increase of approximately $11.0 million, or 25%, in sales of our Flexitouch System, an increase of approximately $0.9 million, or 37%, in sales of our ACTitouch System, and an increase of approximately $3.2 million, or 198%, in sales of our Entré System. The increase in unit sales of our Flexitouch System was driven by expansion of our sales force and increased physician and patient awareness. The increase in unit sales of our ACTitouch System was due to continued penetration of wound clinics, particularly within Veterans Administration hospitals.

The following table summarizes our revenues by product for the years ended December 31, 2014 and 2015 both in dollars and percentage of total revenues:

	Year Ended December 31,
	2014	2015	% Change
	(In thousands, except percentages)
Revenues
Flexitouch System	$43,738	$54,748	25
ACTitouch System	2,357	3,234	37
Entré System	1,641	4,890	198

Total	$47,736	$62,872	32

Percentage of total revenues
Flexitouch System	92%	87%
ACTitouch System	5%	5%
Entré System	3%	8%

Total	100%	100%

Cost of Goods Sold and Gross Margin

Cost of goods sold increased $4.2 million, or 33%, to $16.9 million during the year ended December 31, 2015, compared to $12.7 million during the year ended December 31, 2014. The increase in cost of goods sold was primarily attributable to an increase in the number of systems sold, partially offset by reduced material and labor costs for our products associated with better sourcing and increased volumes.

Gross margin for the year ended December 31, 2015 of 73.1% was essentially flat compared to gross margin of 73.4% for the year ended December 31, 2014.

Sales and Marketing Expenses

Sales and marketing expenses increased $6.3 million, or 35%, to $24.5 million during the year ended December 31, 2015, compared to $18.2 million during the year ended December 31, 2014. The increase was primarily attributable to a $4.7 million increase in personnel-related compensation expenses as a result of increased sales and marketing headcount. In addition, other sales and marketing expenses increased $1.6 million due to increased field sales travel expenses, trade show and conference expenses and patient training costs.

Research and Development Expenses

R&D expenses increased $1.5 million, or 52%, to $4.3 million during the year ended December 31, 2015, compared to $2.8 million during the year ended December 31, 2014. The increase in R&D expenses was primarily attributable to increases in product development and consulting costs of $1.2 million and clinical study costs of $0.2 million.

Reimbursement, General and Administrative Expenses

Reimbursement, general and administrative expenses increased $3.5 million, or 34%, to $13.7 million during the year ended December 31, 2015, compared to $10.2 million during the year ended December 31, 2014. The increase in reimbursement, general and administrative expenses was primarily attributable to a $1.7 million increase in personnel-related expenses as a result of increased headcount on our patient services, contracting, case management, billing and collections, advocacy, reimbursement and administrative teams, an increase of $1.0 million in professional, legal, accounting and information technology costs, and higher facility costs of $0.2 million for new office space, utilities, property taxes and maintenance.

Other Expense

Other expense increased to $0.2 million during the year ended December 31, 2015 due primarily to interest expense recognized on minimum royalty payments. Other expense was less than $5,000 during the year ended December 31, 2014.

Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly statements of consolidated operations data and other data for each of the eight most recent quarters in the period ended March 31, 2016. We have prepared the quarterly results of operations data on a consistent basis with the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the quarterly results of operations data reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The statements of consolidated operations data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of results for a full year or for any future period.

	Three Months Ended
	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
	(In thousands, except percentages)
Revenues	$10,965	$11,898	$18,110	$10,121	$14,771	$16,820	$21,160	$13,700
Cost of goods sold	2,963	3,310	4,431	2,972	4,401	4,466	5,069	3,811

Gross profit	8,002	8,588	13,679	7,149	10,370	12,354	16,091	9,889

Gross margin	73.0%	72.2%	75.5%	70.6%	70.2%	73.4%	76.0%	72.2%
Operating expenses:
Sales and marketing	4,134	4,499	5,697	5,169	5,929	6,199	7,188	7,281
Research and development	686	700	912	817	1,011	1,094	1,390	980
Reimbursement, general and administrative	2,504	2,783	2,806	2,647	3,202	3,599	4,268	3,414

Total operating expenses	7,324	7,982	9,415	8,633	10,142	10,892	12,846	11,675

Income (loss) from operations	678	606	4,264	(1,484)	228	1,462	3,245	(1,786)
Other income (expense)	5	4	(16)	12	3	3	(212)	5

Income (loss) before income taxes	683	610	4,248	(1,472)	231	1,465	3,033	(1,781)
Income tax expense (benefit)	260	232	1,896	(592)	93	589	1,774	(801)

Net income (loss)	$423	$378	$2,352	$(880)	$138	$876	$1,259	$(980)

Seasonality

Our business may be affected by seasonality. In the first quarter of each year, when most patients have started a new insurance year and have not paid their annual insurance deductibles, we experience substantially reduced demand for our products. We typically experience higher sales in the third and fourth quarters as a result of patients having paid their annual insurance deductibles in full, thereby reducing their out-of-pocket costs for our products, or because patients often spend the remaining balances in their flexible-spending accounts.

Liquidity and Capital Resources

Overview

As of March 31, 2016, we had cash and cash equivalents of $5.8 million and an accumulated deficit of $6.9 million, compared to cash and cash equivalents of $7.1 million and an accumulated deficit of $5.7 million as of December 31, 2015. Our primary sources of capital have been from operating income and private placements of our capital stock. As of March 31, 2016, we had raised net proceeds of $31.2 million from private placements of our capital stock.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
	(In thousands)
Net cash provided by (used in):
Operating activities	$(991)	$1,358	$(438)	$(1,236)
Investing activities	(353)	(615)	(150)	(165)
Financing activities	221	901	4	128

Net increase (decrease) in cash and cash equivalents	$(1,123)	$1,644	$(584)	$(1,273)

Net Cash Provided By (Used in) Operating Activities

Net cash used in operating activities during the three months ended March 31, 2016 was $1.2 million, consisting primarily of our net loss of $1.0 million and an increase of $0.8 million in deferred income taxes asset, offset by a non-cash expense of $0.3 million. The cash used in operations was primarily due to the ongoing commercialization of our products. The non-cash expense items primarily consisted of depreciation and amortization of equipment and leasehold improvements and patents and stock-based compensation. Our net operating assets and liabilities decreased $0.3 million. The decrease in our net operating assets and liabilities was primarily due to decreases in inventory, increased collections on accounts receivable and decreases in accrued compensation and expenses and increases accounts payable.

Net cash used in operating activities during the three months ended March 31, 2015 was $0.4 million, consisting primarily of our net loss of $0.9 million and an increase of $0.6 million in deferred income taxes asset, offset by a non-cash expense of $0.3 million. The cash used in operations was primarily due to the ongoing commercialization of our products. The non-cash expense items primarily consisted of depreciation and amortization of equipment and leasehold improvements and patents and stock-based compensation. Our net operating assets and liabilities decreased $0.8 million. The decrease in our net operating assets and liabilities was primarily due to increased collections on accounts receivable and an increase in accrued payroll offset by increased inventory and a decrease in accrued expenses.

Net cash provided by operating activities during the year ended December 31, 2015 was $1.4 million, consisting primarily of our net income of $1.4 million, a decrease of $0.9 million in deferred income tax assets, a $0.1 million provision for doubtful accounts and a non-cash expense of $1.1 million. The cash provided by operations was primarily due to the ongoing commercialization of our products, as well as increased accounts receivable, inventory, prepaid expenses and other non-current assets, offset by increased accounts payable, accrued compensation and accrued expenses. The non-cash expense items primarily consisted of depreciation and amortization of equipment and leasehold improvements and patents and stock-based compensation. Our net operating assets and liabilities increased $2.1 million. The increase in our net operating assets and liabilities was primarily due to increased accounts receivable, inventory, and other non-current assets.

Net cash used in operating activities during the year ended December 31, 2014 was $1.0 million, consisting primarily of our net income of $2.1 million, a decrease of $1.6 million in deferred income tax assets, a $0.5 million provision for doubtful accounts and a non-cash expense of $0.8 million. The cash used in operations was primarily due to the ongoing commercialization of our products, as well as increased accounts receivable and inventory and decreased accrued compensation, offset by increased accounts payable. The non-cash expense items primarily consisted of depreciation and amortization of equipment and leasehold improvements and patents and stock-based compensation. Our net operating assets and liabilities increased $6.0 million. The increase in our net operating assets and liabilities was primarily due to increased accounts receivable and inventory.

Net Cash Used in Investing Activities

Net cash used in investing activities during the three months ended March 31, 2016, was $0.2 million, consisting of product tooling and computer and manufacturing equipment. Net cash used in investing activities during the three months ended March 31, 2015 was $0.2 million, consisting of product tooling and computer and manufacturing equipment.

Net cash used in investing activities during the year ended December 31, 2015, was $0.6 million, consisting of product tooling and computer and manufacturing equipment. Net cash used in investing activities during the year ended December 31, 2014 was $0.4 million, consisting of product tooling and computer and manufacturing equipment.

Net Cash Provided by Financing Activities

Historically, we have funded our operations through the issuance of capital stock. Net cash provided by financing activities during the three months ended March 31, 2016, was $0.1 million, consisting of proceeds from exercise of stock options. Net cash provided by financing activities during the three months ended March 31, 2015 was minimal, consisting of proceeds from exercise of stock options, partially offset by minimal repayments of borrowings.

Net cash provided by financing activities during the year ended December 31, 2015, was $0.9 million, consisting of proceeds from exercise of common stock options and warrants partially offset by minimal repayments of borrowings. Net cash provided by financing activities during the year ended December 31, 2014 was $0.2 million, consisting of proceeds from exercise of stock options, partially offset by minimal repayments of borrowings.

Credit Line

As of March 31, 2016, we had a credit line with Venture Bank with borrowing availability of $2.0 million, which we refer to as our credit line. As of March 31, 2016, we did not have any outstanding borrowings under our credit line.

Our credit line bears interest based on the prime rate, which was 3.50% as of March 31, 2016. On May 11, 2016, we extended our credit line until May 11, 2017. Our credit line is secured by substantially all our assets, including property and equipment, accounts receivable and inventory. Our credit line contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to dispose of assets, merge with or acquire other entities, incur indebtedness and encumbrances. In addition, we complied with certain financial covenants relating to liquidity and leverage ratios until the renewal in May 2015 that released us from our covenant obligations.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under the applicable regulations.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2015.

	Payments Due by Period
	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years	Total
	(In thousands)
Operating lease obligations(1)	$507	$1,002	$1,035	$308	$2,852
Future product royalties(2)	991	—	—	—	991
Purchase commitments(3)	8,937	4,811	—	—	13,748

Total	$10,435	$5,813	$1,035	$308	$17,591

(1)
We currently lease approximately 52,000 square feet of office and assembly space at our corporate headquarters in Minneapolis, Minnesota under a lease that expires in July 2021.

(2)
We are required to make royalty payments to a third-party for our ACTitouch System through 2023. We are required to make quarterly payments through 2023, with guaranteed payments through the third quarter of 2016, and for the remaining period equal to 6% of our quarterly revenues attributable to our ACTitouch System. In any year that these revenues exceed $40 million, we are required to pay 7% on revenues over $40 million and 6% on revenues $40 million and under.

(3)
Represents purchase orders issued in March 2015 to vendors for inventory expected to be received in 2016 and purchase orders issued in February 2016 to vendors for inventory expected to be received in 2016 and 2017.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk from changes in interest rates, primarily related to our investment activities. The principal objectives of our investment activities are to preserve principal, provide liquidity and maximize income consistent with minimizing risk of material loss. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities. Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly since our investments are generally short-term in nature. Due to the nature of our short-term investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our portfolio.

Additionally, the interest rates for our credit line have both fixed and variable components. If overall interest rates had increased by 100 basis points during the periods presented, our interest expense would not have been materially affected.

Inflation

Inflationary factors, such as increases in our cost of goods sold, sales and marketing expenses and reimbursement expenses, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial condition or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross margin, and on our sales and marketing and reimbursement expenses as a percentage of our revenues if the selling prices of our products do not increase as much or more than these increased costs.

Credit Risk

As of December 31, 2014 and 2015 and March 31, 2016, our cash and cash equivalents were maintained with one financial institution in the United states and our current deposits are likely in excess of insured limits. We have reviewed the financial statements of this institution and believe it has sufficient assets and liquidity to conduct its operations in the ordinary course of business with little or no credit risk to us.

Our accounts receivable primarily relate to revenues from the sale of our products to patients in the United States. For the year ended December 31, 2014 and 2015 and for the three months ended March 31, 2016, our accounts receivable were $15.0 million, $16.2 million and $13.5 million, respectively. We had accounts receivable from three insurance companies representing approximately 21%, 16% and 4% of accounts receivable as of March 31, 2016 and we had accounts receivable from two insurance companies representing approximately 25% and 20% of accounts receivable as of March 31, 2015. We had accounts receivable from three insurance companies representing approximately 26%, 18% and 7% of accounts receivable as of December 31, 2015 and we had accounts receivable from three insurance companies representing approximately 25%, 24% and 5% of accounts receivable as of December 31, 2014.

Foreign Currency Risk

Our business is conducted in U.S. dollars and foreign transactions have been minimal. As we begin building relationships to commercialize our products internationally, our results of operations and cash flows may become increasingly subject to changes in foreign exchange rates.

Critical Accounting Policies and Significant Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenues and expenses at the date of the financial statements. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ from these estimates and such differences could be material to our financial position and results of operations.

While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Revenue Recognition

We recognize revenue when persuasive evidence of a sale arrangement exists, delivery of product has occurred through the transfer of title and risks of reward of ownership, the selling price is fixed or determinable and collectability is reasonably assessed.

We distribute our products directly to patients. For any of our products sold to patients covered by private payers, such as commercial insurance companies, we recognize revenues from such sales upon shipment of our products. A product is not shipped until we have received a prescription from a physician for our products and, as applicable, receipt of prior authorization from payers. At shipment, we invoice the payer for their portion of the total product cost and we recognize revenue as a percentage of the payer's invoice based on the polices and payment history of the applicable payer. The payment history of the applicable payer is drawn from our actual payment experience over the last three years. Any differences in payments received as compared to our estimates are recognized in the period for which we actually receive payment for the product. Over time, we adjust the applicable estimates used for each payer to reflect any such differences. We separately invoice the patient for their payment obligation with respect to the shipped product, such as copayments and deductibles, and recognize revenue upon sending such invoice.

For any of our products sold to Medicare patients, we recognize revenues from such sales upon shipment of our products, which can occur only after we have received a prescription from a physician and all applicable Medicare documentation. We estimate the revenue on each shipment to a Medicare patient as a percentage of the total invoice based on the payment history of each regional administrative contractor. While we have contracted rates with Medicare, to the extent any claims for reimbursement are denied, we will recognize any necessary adjustments in the period for which the adjustment is made.

Accounts Receivable

The majority of our accounts receivable and revenues are from commercial insurance payers and government payers, such as Medicare, Veterans Administration and Medicaid.

Accounts receivable are carried net of allowances for estimated non-receipt of patient co-payment and deductible obligations and allowances for uncollectible accounts. We believe all accounts receivable in excess of the allowance are fully collectible. We do not accrue interest on a majority of the past due accounts receivable. We determine when accounts become past due on a customer by customer basis. If accounts receivables in excess of the provided allowance are determined uncollectible, they are charged to expense in the quarter that determination is made and accounts receivable are written off after all collection efforts have failed. A portion of our claims to Medicare are initially denied, and enter the appeals process, where many are ultimately reviewed by an Administrative Law Judge. After final adjudication of all claims, approximately 90% of the claims submitted are approved (this is on a number of claims, not a dollars claimed, basis). Historically, we successfully appealed 90% of our initial Medicare claims denials. The appeal process can be lengthy, lasting more than a year in most cases. Accordingly, we classify a portion of our Medicare accounts receivable as non-current based on our experience with Medicare.

As an alternative to individual appeals, Medicare may seek to settle a number of outstanding appeals at one time through a settlement conference. On September 3, 2015, we entered into a settlement agreement with the Centers for Medicare and Medicaid Services, or CMS, for 247 claims, representing approximately $1.46 million of original claims based on the Medicare allowable rates, in which we had submitted a request for an Administrative Law Judge hearing in 2013. The settlement entitled us to receive a payment of approximately $0.85 million. We received this full amount during the fourth quarter of 2015. The settlement resulted in a reduction in the fourth quarter of 2015 of $0.82 million in our accounts receivable for shipment of products to patients covered by Medicare. The settlement was part of a pilot program, facilitated by the Office of Medicare Hearings and Appeals, to address a backlog of overdue claims awaiting Administrative Law Judge adjudication. Because the settlement is part of a pilot program, we cannot predict whether we will be able to conclude future settlements with Medicare or achieve settlements on similar terms. Any future settlement of claims for amounts less than the corresponding amounts receivable would result in a write off.

Stock-Based Compensation

We account for stock-based compensation awards at the fair value on the date of grant expensed over the applicable vesting period. The fair value of options on the grant date is estimated using the Black-Scholes option-pricing model. We recognize the fair value of each award as an expense on a straight-line basis over the requisite service period, which is generally the vesting period of the equity grant.

The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the expected term of the option, the expected volatility of the price of our common stock, the risk-free interest rate and the expected dividend yield. These estimates involve inherent uncertainties and the significant application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. We determined weighted-average valuation assumptions as follows:

    •
    Expected term.  We use the "simplified method" to determine the expected term of the stock option.

    •
    Expected volatility.  Our expected volatility is derived using the historical volatility of a public company of similar size and industry because we believe the expected volatility will approximate historical volatility, due to the fact that we have no trading history.

    •
    Risk-free interest rate.  The risk free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

    •
    Expected dividend yield.  We have never declared or paid any cash dividends on our common stock and do not presently plan to pay cash dividends on our common stock in the foreseeable future. Consequently, we use an expected dividend yield of zero.

The following table summarizes the assumptions relating to our stock options for the years ended December 31, 2014 and 2015 and the three months ended March 31, 2015 and 2016:

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
Expected term	6 years	6 years	6 years	*
Expected volatility	60%	60%	60%	*
Risk-free interest rate	2%	2%	2%	*
Expected dividend yield	0%	0%	0%	*

*
No stock options were granted in the three month period ended March 31, 2016.

If in the future we determine that another method is more reasonable, or if another method for calculating these input assumptions is prescribed by authoritative guidance, and, therefore, should be used to estimate volatility or expected life, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. Stock-based compensation expense affects our reimbursement, general and administrative expenses.

We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements. The effect of forfeiture adjustments was insignificant for the years ended December 31, 2014 and 2015 and the three months ended March 31, 2015 and 2016. We will continue to use significant judgment in evaluating the expected term, volatility and forfeiture rate related to our stock-based compensation.

The fair value of the common stock underlying our equity compensation awards was historically determined by our board of directors, with input from management and third-party valuations on an annual basis. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. However, the fair value of our common stock may vary significantly in the future and from the estimates previously made. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, known as the AICPA Accounting and Valuation Guide. The following factors, among others, were considered:

    •
    our results of operations, history of losses and other financial metrics;

    •
    our capital resources and financial condition;

    •
    the contemporaneous valuations of our common stock by an unrelated third-party valuation firm;

    •
    the prices of our convertible redeemable preferred stock sold to outside investors in arms-length transactions;

    •
    the rights, preferences and privileges of our preferred stock relative to those of our common stock;

    •
    the rights of freestanding warrants and other similar instruments related to our securities that are redeemable;

    •
    the hiring of key personnel;

    •
    the introduction of new products;

    •
    the fact that the common stock underlying the option grants involves illiquid securities in a private company;

    •
    the risks inherent in the development and expansion of our products and services; and

    •
    the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company given prevailing market conditions.

In valuing our common stock, since January 1, 2014, our board of directors determined the equity value of our business using the market approach valuation method and the income approach valuation method to determine the enterprise value. For 2014, our board of directors exclusively used the market approach valuation method. For 2015, these two approaches were initially weighted equally. During 2015, we received a summary valuation from the lead underwriters for this offering. In the second half of 2015 we reviewed our fair value determinations for 2015, effectively modifying our valuation approach for 2015 to include this summary valuation as a third factor in determining fair value, along with the other approaches previously considered. Our board of directors then considered the factors set forth above in reaching its determination of the fair value.

The market approach consists of both a comparable publicly traded company methodology and an M&A transaction methodology to determine our enterprise value. The comparable publicly traded company methodology analyzes publicly traded companies similar in industry and/or business model to our company. This methodology uses these guideline companies to develop relevant market multiples and ratios, using metrics such as revenue, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA), net income and/or tangible book value. These multiples and values are then applied to our corresponding financial metrics. Since no two companies are perfectly comparable, premiums or discounts may be applied to the subject company's metrics if its position in its industry is significantly different from the position of the guideline companies, or if its intangible attributes are significantly different. Our peer group of publicly traded companies used for determination of the market trading multiples consists of six companies for 2015 and five companies for 2014 that focus primarily on providing lymphedema or wound care treatment solutions or that are comparable based on our business model. There are, however, significant size and risk differences between our selected peer group of guideline public companies and us. The M&A transaction methodology uses actual prices paid in merger and acquisition transactions for companies similar to our company. Exit multiples of total purchase price paid to revenues, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA), net income and/or book value may be developed for each comparable transaction, if the data is available. These multiples are then applied to our corresponding latest 12-month and projected financial metrics. The transactions used for determination of the multiples consisted of seven transactions for 2015 and seven transactions for 2014. The transactions consisted of acquired companies that were similar to our company in terms of industry, size and/or developmental stage and further refined that search to transactions in which the target company competed in an industry or supplied a service that was similar to that of our company.

The income approach determines our enterprise value on the basis of the estimated present value of our projected future cash flows and a residual value based on an exit or steady state terminal multiple, which represents the future cash flows of our company beyond the discrete projection period. The estimates for future cash flows and the residual value are considered highly complex and subjective. These future cash flows and residual are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and this discount rate is adjusted to reflect the risks inherent in our cash flows. The cost of capital is calculated based on venture capital rates of return for our company's stage of development and risk profile. A venture capital rate of return of 25.0% is consistent with required returns identified in the AICPA Accounting and Valuation Guide for companies at a similar stage. Once calculated, the results of the income approach were relied upon to determine an estimated enterprise value.

Following the closing of this offering, our board of directors will determine the fair value of our common stock based on the closing market price on The NASDAQ Global Market on the date of grant.

Recent Accounting Pronouncements

Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers. The new section will replace Section 605, Revenue Recognition, and creates modifications to various other revenue accounting standards for specialized transactions and industries. The section is intended to conform revenue accounting principles with a concurrently issued International Financial Reporting Standards to reconcile previously differing treatment between U.S. practices and those of the rest of the world and to enhance disclosures related to disaggregated revenue information. The updated guidance is effective for annual reporting periods beginning on or after December 15, 2017, and interim periods within those annual periods. We will adopt the new provisions of this accounting standard at the beginning of fiscal year 2018, because early adoption is not allowed. We will further study the implications of this statement to evaluate the expected impact on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-l7, Income Taxes: Balance Sheet Classification of Deferred Taxes, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. The ASU is effective for annual periods beginning after December l5, 20l7, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities. We are currently evaluating the impact of this new standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840), ASU 2016-02 requires lessees to recognize a lease liability and a right-of-use asset for all leases. Lessor accounting remains largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after the date of initial adoption, with an option to elect to use certain transition relief. We are currently evaluating the impact of this new standard on our consolidated financial statements.

JOBS Act

As an "emerging growth company" under the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation (i) reduced financial statement reporting periods, (ii) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 and (iii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earliest of: (a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (c) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

BUSINESS

Overview

We are a medical technology company that develops and provides innovative medical devices for the treatment of chronic diseases at home. We focus on advancing the standard of care in treating chronic diseases in the home setting to improve patient outcomes and quality of life and help control rising healthcare expenditures. We possess a unique, scalable platform to deliver at-home healthcare solutions throughout the United States. This evolving care delivery model is recognized by policy-makers and payers as a key for controlling rising healthcare expenditures. Our initial area of therapeutic focus is vascular disease, with a goal of advancing the standard of care in treating lymphedema and chronic venous insufficiency. Our proprietary Flexitouch System is an at-home solution for lymphedema patients. Our proprietary ACTitouch System is a home-based solution for chronic venous insufficiency patients that may be worn throughout the day. Our products deliver cost-effective, clinically proven, long-term treatment of chronic diseases. We employ a direct-to-patient and -provider model, through which we obtain patient referrals from clinicians, manage insurance claims on behalf of our patients and their clinicians, deliver our solutions to patients and train them on the proper use of our solutions in their homes. This model allows us to directly approach patients and clinicians, whereby we disintermediate the traditional durable medical equipment channel and capture both the manufacturer and distributor margins. For the year ended December 31, 2015, we generated revenues of $62.9 million and had net income of $1.4 million. Our revenues increased 32% during the year ended December 31, 2015 compared to the year ended December 31, 2014. For the three months ended March 31, 2016, we generated revenues of $13.7 million and had a net loss of $1.0 million. Our revenues increased 35% during the three months ended March 31, 2016 compared to the three months ended March 31, 2015.

Lymphedema is a type of chronic swelling, or edema, which occurs in the arms, legs, neck, trunk or other body parts when the lymphatic vessels are unable to adequately drain protein-rich lymph fluid from these regions. Lymphedema is progressive in nature, worsens over time, and has no known cure. Chronic venous insufficiency is a condition that occurs when the venous wall and/or valves in the veins are not working effectively, making it difficult for blood to return to the heart from the affected region. This pooling or collecting of blood in the veins can result in painful, slow-healing wounds on the lower leg, called venous leg ulcers. Patients with lymphedema or chronic venous insufficiency are typically treated by vascular surgeons, vascular medicine physicians, wound physicians, wound nurses and lymphedema therapists.

Lymphedema and chronic venous insufficiency are costly and lifelong conditions with debilitating physical and psychological impacts on patients. We estimate the addressable market opportunity for our solutions treating lymphedema and chronic venous insufficiency in the United States is approximately $4.7 billion. We believe that between three to five million people in the United States are living with lymphedema. Based on an analysis of claims data commissioned by us, we estimate approximately 700,000 patients were diagnosed with lymphedema during the 12 months ended December 31, 2014. Based on a separate analysis of claims data commissioned by us, we estimate approximately 820,000 patients were diagnosed with lymphedema during the 12 months ended December 31, 2015, representing a 17% growth in the number of patients diagnosed with lymphedema as compared to the immediately preceding 12-month period. We estimate that the addressable market opportunity for our Flexitouch System is approximately $4.1 billion in the United States, which is based on the number of patients diagnosed with lymphedema and our average selling price per device. We believe that chronic venous insufficiency afflicts approximately 8% of the U.S. population, and this percentage may rise due to the growing prevalence of obesity and cancer, as well as an aging population. Based on an analysis of claims data commissioned by us, we estimate there were over 1.5 million patients diagnosed with venous leg ulcers in the United States during the

12 months ended June 30, 2014. We estimate that our immediately addressable patient population consists of the 30% to 40% of these patients, or approximately 525,000 patients, for whom we believe reimbursement is available because their venous leg ulcers have not resolved after six months of treatment. We estimate the addressable market opportunity for our ACTitouch System is approximately $580 million in the United States, which is based on the number of patients diagnosed with unresolved venous leg ulcers and our average selling price per device.

A traditional treatment for lymphedema is complete decongestive therapy, consisting of manual lymphatic drainage, which is a specialized application of gentle pressure to the skin applied by a therapist that encourages drainage of lymph fluid, as well as decongestive exercises, skin care and compression with multilayered bandages, compression garments or pumps. Typically, this therapy begins with clinic visits three to five times per week for four to eight weeks, which is costly, inconvenient and time consuming. At that point, clinical improvement plateaus or reimbursement for the therapy ends and patients transition to self-administered home-based therapy. Manual lymphatic drainage is difficult for patients to self-administer due to limited range of motion and treatment techniques that are difficult to replicate, and basic pump-based compression is uncomfortable and has not demonstrated the benefits of our advanced pneumatic pump. To address these limitations, our advanced at-home Flexitouch System mimics the clinic-based manual lymphatic drainage therapy through an easy-to-use, one-hour daily, self-applied system. Peer-reviewed, published studies have shown that our Flexitouch System provides improved quality of life and clinical outcomes and delivers significant cost-savings to payers and patients. The predecessor version to our Flexitouch System received 510(k) clearance from the FDA in July 2002 and our current Flexitouch System received 510(k) clearance from the FDA in October 2006. Our Flexitouch System generated $54.7 million, or 87%, of our revenues in 2015.

The standard of care treatment for chronic venous insufficiency is compression therapy. As the disease progresses, patients may develop a venous leg ulcer, which is commonly treated using multilayered bandages to minimize swelling and enhance blood flow. A clinician applies these non-removable bandages to patients at a precise pressure and patients wear the bandages between weekly visits to the wound clinic during which the bandages are removed and reapplied. Treatment typically occurs for several months and impairs patient quality of life by limiting bathing, range of motion and other activities. Treatment efficacy is inconsistent because bandages can lose their precise pressure between treatments. Our ACTitouch System provides precise, consistent and wearable compression that a patient may apply, remove and reapply at home. This system was developed to provide maximum convenience for patients by providing them with the freedom to remain active while simultaneously receiving the benefits of sustained and intermittent pneumatic compression, which we refer to as dual-compression. In a clinical study, our ACTitouch System was shown to have comparable efficacy in healing venous leg ulcers and achieved higher patient quality of life scores, as compared to multilayered bandages. Our ACTitouch System received 510(k) clearance from the FDA in June 2013 and generated $3.2 million, or 5%, of our revenues in 2015.

To support the growth of our business, we invest heavily in our commercial infrastructure, consisting of our direct sales force, reimbursement capabilities and clinical expertise. We are a national, accredited provider of home medical equipment services approved for coverage by private payers, Medicare, the Veterans Administration and certain Medicaid programs in the United States. We market our products using a direct-to-patient and -provider model. Our direct sales force is focused on increasing clinician awareness of our solutions, and has grown from three representatives in March 2005 to over 100 people as of March 31, 2016. We also utilize over 300 licensed, independent healthcare practitioners as home trainers who educate patients on the proper use of our solutions. Our experienced reimbursement operations group of over 55 people focuses on verifying case-by-case benefits, obtaining prior authorization, billing and collecting payments from payers and providing customer support services. Our payer relationships group of over 20 people is responsible for developing relationships with payer decision-makers to educate them on our product efficacy, develop overall payer coverage policies and reimbursement criteria, manage Medicare patient claims and contracts with payers and serve as an advocacy liaison between patients, clinicians and payers throughout the appeals process. Our clinical team, consisting of a scientific advisory board, in-house therapists and nurses, and a medical director, serves as a resource to clinicians and patients and guides our development of clinical evidence in support of our products. We believe these investments are critical to driving patient adoption of our technologies, and together with our commercial infrastructure represents a significant competitive advantage. Health insurance coverage for our Flexitouch System and our ACTitouch System is in place with private payers, Medicare, the Veterans Administration and certain Medicaid programs. Based on our estimates, we have contracts as an in-network provider covering over 260 million lives in the United States. Over 48,000 patients have been treated with our Flexitouch System since its launch in 2002, and over 11,000 Flexitouch Systems were shipped in 2015. More than 4,100 patients were treated with our ACTitouch System since its launch in 2013, and over 2,200 ACTitouch Systems were shipped in 2015.

Overview of the Lymphedema and Chronic Venous Insufficiency Markets

Lymphedema

The lymphatic system performs a fundamental role in maintaining health through balancing fluids and regulating immunity by removing harmful bacteria, viruses and waste products. Lymphatic structures are situated throughout the body and are comprised of a series of vessels, lymph nodes and lymphoid organs that act as a drainage system by collecting protein rich lymph fluid and sending it to the venous system. Lymph nodes are located in several areas of the body with superficial and deep lymph nodes under each arm, at the hip, in the groin, above the collar bones in the neck, in the abdomen, tonsils and spleen, and in bone marrow.

Lymphedema refers to a type of chronic swelling, or edema, which may occur in the arms, legs, neck, trunk or other body parts and causes severe and debilitating symptoms, including decreased mobility, skin breakdown, pain, increased risk of serious infection and marked psychosocial impairment, resulting in significantly negative implications for a patient's health and quality of life. The disease occurs when the lymphatic vessels are unable to adequately drain protein-rich lymph fluid from the arms, legs or other regions of the body. Any condition or procedure that damages the lymph nodes or lymphatic vessels, such as surgery or treatment for breast and other cancers, obesity, infection, scar tissue formation, trauma or chronic venous insufficiency can cause lymphedema. The disease may also be caused from congenital malformation of the lymphatic system. Lymphedema is progressive in nature, worsens over time, and has no known cure.

Misdiagnosis of lymphedema is fairly common, as many conditions that cause swelling are not related to lymphedema. Correct diagnosis of lymphedema may require evaluation by a physician or other healthcare provider with knowledge of lymphedema who may choose to perform diagnostic testing. Diagnostic tests for lymphedema include history and physical examination, soft tissue and vascular imaging, lymph node imaging, volume measurements, changes in electrical conductance, changes in biomechanical properties, genetic testing, and blood tests for other conditions that have similar symptoms to lymphedema. The International Society of Lymphology categorizes the progression of lymphedema from Stage 0, the least severe stage, to Stage 3, the most severe stage.

Chronic Venous Insufficiency

Chronic venous insufficiency occurs when the venous wall and/or valves in the veins are not working effectively, making it difficult for blood to return to the heart. The disease is prevalent among patients who are obese or pregnant and may also be caused by high blood pressure, trauma, lack of exercise, smoking, deep vein thrombosis and inflammation of the vein walls. As the valves deteriorate, blood leaks or flows backward, leading to increased pressure in veins, stretched and dilated vessels and pooling of blood in the veins. As blood accumulates, swelling occurs, leading to progressive tissue breakdown and venous leg ulcers. Ulcers develop in areas where blood collects as swelling interferes with the movement of oxygen and nutrients through tissues, and if left untreated, these ulcers can quickly become infected or even gangrenous. Prolonged or untreated chronic venous insufficiency may damage the lymphatic system. Physicians diagnose chronic venous insufficiency based on appearance, symptoms and imaging techniques and classify it based upon a scale endorsed by the Society for Vascular Surgery.

Market Opportunity

Lymphedema and chronic venous insufficiency are costly and lifelong conditions with debilitating physical and psychological impacts on patients. We estimate the addressable market opportunity for our solutions treating lymphedema and chronic venous insufficiency in the United States is approximately $4.7 billion. We believe that between three to five million people in the United States are living with lymphedema. Based on an analysis of claims data commissioned by us, we estimate approximately 700,000 patients were diagnosed with lymphedema during the 12 months ended December 31, 2014. Based on a separate analysis of claims data commissioned by us, we estimate approximately 820,000 patients were diagnosed with lymphedema during the 12 months ended December 31, 2015, representing a 17% growth in the number of patients diagnosed with lymphedema as compared to the immediately preceding 12-month period. We estimate that the addressable market opportunity for our Flexitouch System is approximately $4.1 billion in the United States, which is based on the number of patients diagnosed with lymphedema and our average selling price per device. We believe that chronic venous insufficiency afflicts approximately 8% of the U.S. population, and this percentage may rise due to the growing prevalence of obesity and cancer, as well as an aging population. Based on an analysis of claims data commissioned by us, we estimate there were over 1.5 million patients diagnosed with venous leg ulcers in the United States during the 12 months ended June 30, 2014. We estimate that our immediately addressable patient population consists of the 30% to 40% of these patients, or approximately 525,000 patients, for whom we believe device reimbursement is available because their venous leg ulcers have not resolved after six months of treatment. We estimate the addressable market opportunity for our ACTitouch System is approximately $580 million in the United States, which is based on the number of patients diagnosed with unresolved leg venous ulcers and our average selling price per device.

Current Treatment and Limitations

A traditional treatment for lymphedema is complete decongestive therapy consisting of manual lymphatic drainage, which is a specialized application of gentle pressure to the skin applied by a therapist that encourages drainage of lymph fluid, as well as decongestive exercises, skin care and compression with multilayered bandages, compression garments or pumps. Typically, this therapy begins with clinic visits three to five times per week for four to eight weeks, which is costly and time consuming. At that point, clinical improvement plateaus or reimbursement for the therapy ends and patients transition to self-administered home-based care. Manual lymphatic drainage is difficult for patients to self-administer due to limited range of motion and treatment techniques that are difficult to replicate, and basic pump-based compression is uncomfortable and has not demonstrated the benefits of our advanced pneumatic pump. To address these limitations, our at-home Flexitouch System mimics the clinic-based manual lymphatic drainage therapy through an advanced, easy-to-use, self-applied system. Peer-reviewed, published studies have shown that our Flexitouch System provides improved quality of life and clinical outcomes and delivers significant cost-savings to payers and patients.

The standard of care treatment for chronic venous insufficiency is compression therapy. As the disease progresses, patients may develop a venous leg ulcer, which is commonly treated using multilayered bandages to minimize swelling and enhance blood flow. A clinician applies these non-removable bandages to patients at a precise pressure and patients wear the bandages between weekly visits to the wound clinic during which they are then removed and reapplied. Treatment typically occurs for several months and impairs patient quality of life by limiting bathing, range of motion and other activities. Treatment efficacy is inconsistent because bandages can lose their precise pressure between treatments. Patients also use our ACTitouch System to administer intermittent pneumatic compression therapy to assist with the circulation of blood through affected veins. Our ACTitouch System provides precise, sustained and wearable compression that a patient may apply, remove and reapply at home, allowing patients to bathe, improve sleep and increase mobility. In a clinical study, our ACTitouch System was shown to have comparable efficacy in healing venous leg ulcers and achieved higher patient quality of life scores as compared to multilayered bandages.

Our Competitive Strengths

We focus on advancing the standard of care in treating chronic diseases at home to improve patient outcomes and quality of life and help control rising healthcare expenditures. Our executive team collectively has over 100 years of experience in healthcare, developing and commercializing innovative medical technology products. We believe that our commercialization platform and experience, combined with the following competitive strengths, should allow us to continue to grow our revenues and increase our presence in the market:

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    Established leadership in providing therapies for at-home treatment of chronic disease.  Our strategic focus is developing and providing innovative technologies for the treatment of chronic diseases at home. Our core competency, which is our direct-to-patient and -provider model, comprises a direct sales force, contract at-home trainers, reimbursement capabilities and medical expertise that we use to expand awareness, garner referrals and obtain payment for our products. We believe this platform is scalable and can be leveraged to expand our business into market adjacencies.

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    Proprietary technology with unique advantages over other treatments.  Our solutions leverage patented technological advancements that we believe give us a competitive advantage in the marketplace. The unique ability of our Flexitouch System to mimic manual lymphatic drainage therapy, provides improved quality of life and efficacy and delivers significant cost savings to payers and patients as compared to traditional treatments. Our ACTitouch System has the unique ability to provide both sustained and intermittent pneumatic compression therapy in one wearable product, demonstrating comparable efficacy in healing venous leg ulcers, while achieving higher patient quality of life scores as compared to the current standard of care.

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    Substantial clinical evidence and key opinion leader support for our Flexitouch System.  We have developed a substantial body of peer-reviewed, published clinical evidence that our Flexitouch System reduces swelling and improves quality of life for lymphedema patients while reducing healthcare costs. In clinical studies, patients reported a significant increase in their ability to control their lymphedema along with an increase in activities of daily living, improvement in emotional status and reduction in limb volume, skin hardening and pain, while using our Flexitouch System. In a study of lymphedema affecting the lower extremities published in the European Journal of Vascular and Endovascular Surgery, 88% of patients experienced reduced lower extremity limb volume, 86% showed a reduction in skin hardening and 85% demonstrated increased ability to perform daily life activities, while substantially all of the patients who responded reported being "very satisfied" or "satisfied" with our Flexitouch System. In addition, we have established strong relationships with key opinion leaders within vascular and lymphedema specialties who promote market awareness of our solutions and inform our clinical efforts. We have in-house expertise that designs and manages clinical and economic studies in support of the efficacy and cost-effectiveness of our products.

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    Significant healthcare system cost savings.  Our solutions offer meaningful cost savings for the healthcare system and patients, as compared to traditional treatments. As demonstrated by a study published by the American Medical Association in JAMA Dermatology, our Flexitouch System reduces hospitalization occurrences and length of stays, costly cellulitis infections, outpatient visits and physical therapy visits. In addition, we believe that our ACTitouch System eliminates costly multilayered bandage system supplies and clinic application time, resulting in cost savings for wound clinics.

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    Distinctive national third-party payer core competency.  Our specialized reimbursement team is proficient at obtaining reimbursement from payers across the United States. We work closely with government and private payers to educate them on lymphedema diagnosis and treatment, expand coverage and negotiate competitive rates for our solutions. We also work directly with clinicians and patients to help them understand payer requirements for our products. Our experienced reimbursement team of over 50 people focuses on coding, coverage, contracting, prior authorization, in-house billing and payment collection. We advocate for coverage and submit claims on behalf of our patients through patient-by-patient support and claim processing. We also engage in broader payer strategic initiatives to gain general preauthorization for our products. Based on our estimates, we have contracts in place as an in-network provider covering over 260 million lives in the United States. We have established payer relationships with large private payers and Medicare. In 2015, our reimbursement team obtained insurance reimbursement approvals for over 80% of submitted claims.

Our Strategy

Our goal is to become a leader in the at-home treatment of chronic diseases. We intend to leverage our established platform to be a global provider of clinically proven, easy-to-use and cost-effective solutions. The key elements of our strategy include:

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    Increase awareness of our solutions and establish them as the standards of care.  We believe that many patients with lymphedema and chronic venous insufficiency are undiagnosed or undertreated, and we intend to further educate physicians, wound nurses and lymphedema therapists, patients and payers to raise awareness of these diseases, the associated health burdens of such diseases on patients and society and the clinical and economic benefits of using our products. We intend to continue promoting this awareness through advertising campaigns, exhibiting at tradeshows and physician societies, training and educating clinicians and publishing additional clinical and economic outcome data demonstrating the benefits of our solutions. Our ongoing marketing initiatives focus on increasing referrals to physicians trained in venous and lymphatic diseases. In addition, we plan to launch more extensive direct-to-patient and -provider marketing programs that we believe will further increase awareness of our solutions.

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    Expand our direct sales and customer support teams.  We plan to expand our direct sales and marketing organization to drive greater product adoption by patients and their clinicians. We intend to strengthen our distribution network by continuing to recruit, train and retain talented sales representatives and increasing the number of licensed home trainers. With an expanded sales force, we believe we could target additional clinical call points.

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    Introduce new features and products to grow our technology platform.  We intend to pursue new features for our products, and introduce new solutions to expand the number of patients using our products and allow us to enter new clinical adjacencies. We pursue internal research, design and development, and work with external collaborators to expand our product offerings. For example, we are developing new garment offerings for our Flexitouch System that we intend to release in the first half of 2017 and we are developing controller improvements for our Flexitouch System to launch in the first half of 2017. In addition, we evaluate opportunities to license or acquire additional technologies and products to expand our total addressable market opportunity.

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    Continue the development of clinical and economic outcome data.  A key part of our success is our ability to demonstrate the effectiveness of our products through clinical and economic outcome data. We intend to invest in additional studies to support peer-reviewed, published studies that evidence the clinical and economic benefits of our solutions as compared to traditional treatments. We intend to use these data to continue to educate clinicians, payers and patients on the proven advantages of our products compared to other therapies and expand our network of key opinion leader advocates.

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    Expand third-party reimbursement.  Our products are covered under existing reimbursement codes, and we have secured coverage for our solutions with private payers, Medicare, the Veterans Administration and certain Medicaid programs. Our team has experienced significant success in obtaining positive coverage policies from payers by developing direct relationships with payer decision-makers, leveraging our relationships with physician societies and key opinion leaders, providing clinical data, demonstrating the efficacy of our products and educating payers on the limitations of traditional treatments. We intend to continue this strategic approach to further expand coverage for our solutions, as well as to meet payer-specific requirements on behalf of patients. We also believe that reimbursement for our products could be expanded by obtaining preferred contracts with payers.

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    Introduce our solutions outside the United States.  We currently sell our products only within the United States. While our plan is to continue to focus our direct sales efforts on penetrating the U.S. market, we plan to pursue future international expansion. We have European CE Mark approval for our Flexitouch System and plan to seek CE Mark approval for our ACTitouch System. We also have a Medical Device License in Canada for our Flexitouch System.

Our Products

We market our Flexitouch, ACTitouch and Entré systems, as at-home therapies for the treatment of lymphedema and chronic venous insufficiency. These products have received 510(k) clearance from the FDA to be marketed in the United States. We believe our products have unique features and benefits that address the shortcomings of traditional treatments, are more cost-effective and enable more consistent and effective therapy, leading to improved patient quality of life.

Flexitouch System

We introduced a predecessor to our Flexitouch System in the United States in 2003 and our Flexitouch System in 2006. Our Flexitouch System is a fully-automated, programmable, advanced pneumatic compression device designed for treatment of lymphedema in the home setting. Our Flexitouch System has received 510(k) clearance for the treatment of lymphedema, certain types of edema, venous insufficiencies and certain types of leg ulcers. The mechanism of action of our patented Flexitouch System is designed to mimic manual lymphatic drainage therapy, the current standard of care in patient treatment. By automating this technique, we believe our system offers an effective, cost-efficient, convenient and accessible treatment for patients.

Our Flexitouch System consists of an electronic controller unit that offers 15 treatment settings and multiple contoured garment configurations for the trunk and the arm or leg. Our Flexitouch System offers flexibility for treating upper and lower extremities, as well as the trunk and chest. The electronic controller is a pneumatic compressor with four connector outlets. Each connector has eight outflow ports into which the garment hoses are connected. Our unique garments contain 32 air chambers, are made of a soft, pliable fabric and are designed with hook-and-loop fasteners to fit snugly around affected areas for maximum comfort and optimum pressure delivery. The garments come in a variety of sizes that can be easily adjusted to patients of all sizes. When our system is activated, air passes through the hoses delivering sequential inflation and deflation to the garments, applying gentle pressure to the skin. The inflation sequence is designed to stimulate the lymphatic system moving lymph fluid from the impaired areas towards healthy regions of the body to be processed.

The electronic controller unit adjusts the amount of pressure and the timing of the pressure and release cycles. This unit is lightweight and easily portable, providing maximum convenience for at-home treatment. A typical therapy session using our Flexitouch System lasts one hour for upper extremity treatment and full leg and core treatment and 45 minutes for lower extremity treatment, with additional treatment options available if prescribed by a clinician.

ACTitouch System

We introduced our ACTitouch System in the United States in September 2013. Our wearable ACTitouch System combines intermittent pneumatic compression with sustained gradient compression to the lower leg, ankle and foot to improve and accelerate healing, as compared to the current standard of care, which involves sustained compression applied with compression wraps.

Our ACTitouch System consists of a compression sleeve, a control unit, an undersock and a power adapter/charger. The compression sleeve has four chambers that inflate to apply pressure to the leg, is designed with hook and loop fasteners to accommodate a wide range of leg shapes and sizes and may be worn under clothing and with most shoes. The control unit is concealed within the compression sleeve and monitors and adjusts the air pressure to ensure the correct level of compression is applied to the leg. It offers a therapy tracker that monitors and displays average daily use to reinforce therapy goals. The undersock is designed to draw perspiration and moisture away from the skin and has padding in key areas to provide additional comfort. The system comes with a power adapter/charger that is used to power the device directly during intermittent pneumatic compression mode or to charge the battery for ambulatory use. The battery life allows the patient to wear the system all day without recharging.

Our ACTitouch System operates in sustained compression mode or intermittent pneumatic compression mode. In sustained compression mode, the system provides sustained, graduated compression to the leg at preset pressures, and the compact, lightweight design gives patients the freedom to stay active while experiencing the benefits of a more comfortable compression therapy. The system ensures consistent compression regardless of variations in sleeve application, and throughout the day monitors and adjusts pressure automatically every 30 minutes in response to changes in leg circumference. In intermittent pneumatic compression mode, the system performs cyclic inflation/deflation sequences to preset gradient pressures. Standard daily treatment involves two hours of intermittent compression while seated or reclining and 10 hours of sustained compression while active. The system is worn throughout the day and has the advantage of being removable for bathing or showering and when driving or operating machinery. The patient removes the system for sleep, allowing the battery to be recharged overnight.

Entré System

We introduced our Entré System in the United States in February 2013 to offer a lightweight, portable pneumatic compression solution for patients who need a basic pump or who do not yet qualify for insurance coverage of an advanced compression device such as our Flexitouch System. Our Entré System is a basic pneumatic compression device used for the at-home treatment of venous disorders including lymphedema and chronic venous insufficiency, including venous leg ulcers. Our Entré System is a pump with garments covering the arm or leg with eight chambers that inflate in sequence and remain inflated for a preset time period. All chambers deflate at once. Our Entré System moves fluid from fingers or toes toward areas closer to the trunk. The system can be programmed to a variety of pressures delivering a prescribed treatment customized to meet the patient's needs.

Clinical Results and Studies

Overview

We have developed a significant body of clinical data supporting the safety and effectiveness of our products. We have sponsored 13 clinical studies in which a total of 682 patients were treated with our products and followed to assess safety, and 286 patients were followed for an extended period of six to 22 months to assess long-term efficacy.

A key part of our success is our ability to demonstrate the effectiveness of our products through funding studies that generate clinical and economic outcome data supporting our products. We intend to continue to invest in additional studies to support peer-reviewed, published articles that evidence the clinical and economic benefits of our solutions as compared to traditional treatments.

Impact on Clinical Outcomes and Healthcare Costs with Use of our Flexitouch System

A retrospective study published by the American Medical Association in JAMA Dermatology demonstrated significant improvement in key clinical endpoints and immediate cost reductions for individuals with lymphedema following receipt of our Flexitouch System. The study was conducted in the United States and included 718 patients with a lymphedema diagnosis who had continuous insurance coverage during the 12 months prior to and the 12 months after receiving our Flexitouch System. Patients were excluded from the study if they had a claim for a pneumatic compression device during the prior 12 month period. The patients in the study included 374 patients with cancer-related lymphedema and 344 patients with non-cancer-related lymphedema.

The study evaluated a broad, clinically relevant set of healthcare use outcomes for each patient for the 12 months before and the 12 months after receipt of our Flexitouch System, including cellulitis infections, inpatient hospitalizations, manual therapy and outpatient hospital visits. Receipt of our Flexitouch System was associated with a significant decline in the rate of cellulitis diagnosis in the cancer-related lymphedema patients of 79% (from 21.1% to 4.5%; p<.001) and in the non-cancer-related lymphedema patients of 75% (from 28.8% to 7.3%; p<.001). The inpatient hospitalization rate declined 22% in the cancer-related group (from 2.7% to 2.1%; p=.63) and declined 54% in the non-cancer-related group (from 7.0% to 3.2%; p=.02). The manual therapy rate decreased 30% in the cancer-related lymphedema patients (from 35.6% to 24.9%; p=.001) and decreased 34% in the non-cancer-related lymphedema patients (from 32.3% to 21.2%; p=.001). In addition, outpatient hospital visits declined 29% in the cancer-related patients (from 58.6% to 41.4%; p<.001) and 40% in the non-cancer-related patients (from 52.6% to 31.4%; p<.001).

The study also reviewed lymphedema-related healthcare costs for each patient in the study for the 12 months before and the 12 months after receipt of our Flexitouch System. Among the cancer-related lymphedema patients, total costs per patient, excluding durable medical equipment costs, were reduced by 37%, from $2,597 to $1,642 (p=.002) following receipt of our Flexitouch System. The greatest contributor to this change was a 54% reduction in outpatient hospital costs from $1,517 to $694 (p<.001). Total costs per non-cancer-related lymphedema patients, excluding durable medical equipment costs, were reduced by 36% from $2,937 to $1,883 (p=.007). Outpatient hospital costs for the non-cancer patients declined by 65% from $1,726 to $606 (p<.001).

Impact on Health Outcomes and Costs with Use of Pneumatic Compression Devices

A retrospective study published in the Public Library of Science Journal demonstrated a significant improvement in health outcomes for patients who were prescribed a pneumatic compression device, as well as a substantial decrease in the patient's and payer's total healthcare costs. The study was the first to evaluate overall healthcare costs of lymphedema patients and the impact of available therapeutic intervention in a large, representative national population. The study analyzed U.S. claims data from a large national insurer for 2007 through 2013 to assess the impact of using a pneumatic compression device. The study included 1,065 patients with cancer-related lymphedema. The claims data used in the study demonstrated that the prevalence of lymphedema diagnoses among cancer survivors increased from 0.95% in 2007 to 1.24% in 2013. The study population included lymphedema patients who had a claim for a simple or advanced pneumatic compression device during the time period of January 1, 2008 through November 31, 2012. Each patient in the study had at least 12 months of continuous medical and pharmacy insurance eligibility prior to and after receiving the pneumatic compression device. The below diagram depicts the selection strategy for patients included in the analysis:

The objective of the study was to analyze the impact of using a pneumatic compression device on the health and cost outcomes of patients with cancer-related lymphedema. The study did not differentiate between the health outcomes and costs of patients who received our Flexitouch System and those who received a different pneumatic compression device. An analysis of health outcomes and costs was conducted by comparing a pre-specified set of health outcomes and costs for the 12 months before and after receipt of a pneumatic compression device. The health outcomes measured before and after receipt of a pneumatic compression device included the number of hospitalizations, the proportion of patients with hospitalizations, the proportion of patients with outpatient hospital visits, the proportion of patients with cellulitis and the proportion of patients using physical therapy. The cost outcomes measured before and after receipt of a pneumatic compression device included costs associated with the device, home health, emergency services, inpatient services, outpatient services, outpatient physical therapy, other outpatient services, office, lab, other service location and pharmacy related.

With respect to health outcomes, use of a pneumatic compression device was associated with a significant decline in the rate of hospitalizations (45% to 32%, p<0.0001). Use of a pneumatic compression device was also associated with a reduction in the rate of outpatient hospital visits (95% to 90%, p<0.0001). The percentage of patients with a lymphedema-related clinic visit decreased from 47% in the baseline period to 32% in the post-pneumatic compression device period (p<0.0001). The proportion of patients with cellulitis also declined in the post-pneumatic compression device period (28% to 22%, p<0.0003). Finally, the proportion of patients using physical therapy declined (50% to 41%, p<0.0001), primarily driven by a reduction in the use of lymphedema-related physical therapy (29% to 21%, <0.0001).

With respect to overall healthcare costs of treatment, use of a pneumatic compression device was associated with a decrease in total costs of $11,833 in the 12 months after device prescription. The largest cost decreases were achieved by a diminution of office visit costs by 36% (p<0.0001), and outpatient hospital costs by 30% (p<0.0001). Reductions were observed in lymphedema-related costs for outpatient physical therapy ($276 to $135, p<0.0001) and other outpatient services ($879 to $563, p<0.0001).

A summary of the findings of the study is presented below:

Flexitouch System Impact on Limb Volume and Patient-Reported Outcomes

A prospective study published in the European Journal of Vascular and Endovascular Surgery demonstrated that use of our Flexitouch System is associated with consistent lower extremity limb volume and pain reduction while achieving improvement in patient health outcomes. The study was conducted in the United States and collected data from a patient registry required by a third-party payer for 196 patients with lower extremity lymphedema who were prescribed our Flexitouch System from January 2009 to May 2012. The primary objective of the study was to examine the effectiveness of our Flexitouch System in reducing lower extremity limb volume, with a secondary objective of evaluating clinician-assessed and patient-reported outcomes.

Use of our Flexitouch System was associated with a reduction in limb volume, with 88% of patients experiencing a reduction in limb volume and with 35% enjoying a reduction in limb volume of greater than 10%. Twelve percent of patients experienced an increase in limb volume.

Clinician assessment indicated that the majority of patients experienced improvement in the condition of their skin. In 168, or 86%, of the patients, a reduction in skin hardening or fibrosis was reported based on manual assessment of the skin. Based on clinical observation of function, all but three of these patients demonstrated an increased ability to perform activities of daily living. Additionally, 149, or 77%, of the patients demonstrated improved range of motion.

Patients reported a significant increase in their ability to control lymphedema through treatment with our Flexitouch System, with an increase in function and a reduction in pain. Of the 98 patients who responded, 66% reported being "very satisfied" with the treatment by our Flexitouch System and 29, or 30%, of patients reported being "satisfied" with the treatment by our Flexitouch System.

Comparison of our Flexitouch System with Pneumatic Compression Devices

A prospective, randomized controlled study published in Supportive Care in Cancer demonstrated that our Flexitouch System provides better clinical outcomes as compared to those achieved with a basic pneumatic compression device for home-based treatment of breast cancer-related lymphedema. The study was conducted in the United States and involved 36 patients. This number of participants in the study is considered to be a small sample size and a limitation of the study. The patients were randomized to our Flexitouch System or a basic pneumatic compression device used for home treatment of one-hour per day for 12 weeks. The basic pneumatic compression device used in the study was a Bio Compression 2004 Sequential Circulator pneumatic compression device. The material difference between our Flexitouch System and the Bio Compression 2004 Sequential Circulator is the ability of our Flexitouch System to apply calibrated gradient pressure. The Bio Compression 2004 Sequential Circulator is considered a segmented device without calibrated gradient pressure, which is billed under HCPCS Code E0651. Our Flexitouch System is considered a segmented device with calibrated gradient pressure, which is billed under HCPCS Code E0652. A segmented device with calibrated gradient pressure for purposes of HCPCS Codes is distinguished by a manual control on at least three outflow ports which can deliver an individually determined pressure to each segmental unit.

The primary objective of the study was to determine whether our Flexitouch System provides better outcomes, as measured by arm edema and tissue water reductions, compared to a basic pneumatic compression device in patients with arm lymphedema. The study does not reflect a comparison of our Flexitouch System to a product that is billed under the same HCPCS Code as our Flexitouch System.

Thirty-six patients with unilateral upper extremity lymphedema with at least 5% arm edema volume at the time of enrollment completed treatments over the 12-week period, with 26 patients being evaluated for edema volume change and 28 patients being evaluated for changes in arm tissue water content. Arm edema volumes were determined from arm girth measurements and suitable model calculations, and tissue water was determined based on measurements of the arm tissue. The patients were randomized into two groups of 18 patients each, with one group receiving treatment with our Flexitouch System and the other group receiving treatment using a basic pneumatic compression device. The group using our Flexitouch System experienced an average of 29% reduction in edema compared to a 16% increase in the group using a basic pneumatic compression device.

Study of Patient-Reported Satisfaction with Use of our Flexitouch System

A retrospective study published in the Oncology Nursing Forum demonstrated that patients using our Flexitouch System were "satisfied" with the device and perceived it to be beneficial in managing their lymphedema. The study was conducted in the United States and involved 155 patients with lymphedema. The primary objective of the study was to compare treatment protocol adherence, satisfaction and perceived changes in emotional and functional status between patients with cancer-related lymphedema and non-cancer-related lymphedema using our Flexitouch System.

Ninety percent of the 155 study patients reported being "satisfied" with our Flexitouch System. Of these patients, more than 65% reported being "extremely satisfied." The study was conducted by having patients complete a pre- and post-therapy questionnaire. Of the 286 individuals with lymphedema receiving a pre-therapy questionnaire with our Flexitouch System, 155 patients completed information in the pre- and post-therapy questionnaires required for the analyses. Of these 155 patients, 93 had cancer-related lymphedema and 62 had non-cancer-related lymphedema. Patients who acknowledged using the device as prescribed reported statistically higher levels of satisfaction (p=0.008), a pattern repeated in both lymphedema groups.

Further, 95% of patients reported a positive limb volume outcome, which was defined as a patient perceiving that limb volume had been maintained or reduced with device use. Of these patients, 42% reported limb volume decreases as much as 20%, and an additional 20% reported decreases of less than 20%. In addition, clinically and statistically significant improvements occurred in all areas of physical and emotional health (p < 0.006).

Flexitouch System Impact on Patient-Reported Improved Quality-of-Life

A prospective observational study published in Annals of Vascular Surgery demonstrated that use of our Flexitouch System is associated with patient-reported overall improvement in quality-of-life and lower extremity-related symptoms. The study was conducted in the United States and collected data from patients presenting for treatment of lower-extremity lymphedema from March 2011 to September 2014. Inclusion criteria were as follows: age 18 or greater and the presence of lymphedema in the lower-extremity for at least 14 days. Patients were excluded if they were pregnant, had previously used any pneumatic compression device, or had class IV congestive heart failure. A total of 100 consecutive patients with lower-extremity lymphedema met inclusion criteria and were included in the study.

The primary objective of the study was to demonstrate improved quality-of-life in patients with lower-extremity lymphedema with Flexitouch System treatment. The secondary objective was to demonstrate reduced infectious complications of lymphedema with Flexitouch System treatment, and to determine the incidence of concomitant venous insufficiency in patients with lymphedema. All patients in the study were required to use our Flexitouch System for a minimum of three months, with three treatments per week. Quality-of-life questionnaires were completed by all patients, both prior to and following treatment with our Flexitouch System.

Use of our Flexitouch System was associated with overall improvement in lower extremity-related symptoms, with 54% of patients reporting greatly improved symptom control after use of our Flexitouch System, 35% moderately improved and 11% mildly improved. In the year before use of our Flexitouch System, 15% of the patients reported 26 episodes of cellulitis, which decreased to five episodes after initiation of the Flexitouch System (P = 0.002) in subsequent median follow-up of 12.7 months. Eight percent of patients reported skin ulceration of the affected extremity in the year before presentation for treatment. The number of lower-extremity ulcers pre- and post-Flexitouch System use decreased from seven to two (P = 0.007). Overall, 46% of the patients had complete limb girth measurements at the ankle and calf, and there was a statistically significant decreased overall limb girth after Flexitouch System treatment in pre- and post-ankle (28.3 cm vs. 27.5 cm, P = 0.01), and calf mean girths (44.7 cm vs. 43.8 cm, P = 0.018). In addition, venous reflux was present in 18% of patients, 14% and 4% within the superficial and deep venous system respectively. In patients with venous reflux, moderate to great improvement in symptoms was reported in 7% and 11%, respectively compared with 28% and 43% in patients without venous reflux (P = 0.257).

Comparison of Conventional Treatment for Venous Leg Ulcers with our ACTitouch System

A prospective, randomized study published in the International Wound Journal demonstrated that our ACTitouch System provides a comparable degree of effectiveness in venous leg ulcer healing to conventional treatment and an improved quality of life for patients. The study was conducted in the United States and Europe, involving a total of 90 patients over a 12-week period. The primary objective of the study was to evaluate the efficacy, functionality, safety, patient perceptions and impact on patient quality of life of two compression methods for venous leg ulcers, including our ACTitouch System and a traditional four-layer bandage system. Of the 90 patients, 38 patients used our ACTitouch System and 52 patients used a traditional four-layer bandage system.

The study demonstrated a comparable degree of effectiveness in venous leg ulcer healing, with healing rate differences not reaching statistical significance. The type and frequency of adverse events reported were similar between the treatment groups and there were no serious adverse events related to treatment in either group.

In addition to demonstrating a comparable degree of effectiveness in venous leg ulcer healing, this study also demonstrated that using our ACTitouch System yielded greater improvements in quality of life as compared to those using the bandage system. We believe our ACTitouch System achieved better patient acceptance because it allows greater control over therapy and gives patients the ability to remove the device as needed for key activities of daily living and personal hygiene, such as bathing and sleeping. The only area that our ACTitouch System did not rate higher than the bandage system was discreteness under clothing.

Sales and Marketing

Unlike many of our competitors, we utilize a direct-to-patient and -provider model to market our solutions directly to patients and clinics, whereby we disintermediate the traditional durable medical equipment channel and capture both the manufacturer and distributor margins. The below chart shows this disintermediation:

Our direct-to-patient and -provider model is comprised of a direct sales force, contract at-home trainers, reimbursement capabilities and medical expertise to expand awareness, garner referrals and obtain payment for our products. As of March 31, 2016, we employed 10 sales managers and 95 full-time sales representatives who provide coverage throughout the United States. The below chart describes our U.S. direct-to-patient and -provider model.

Our marketing team leads our efforts in brand development, tradeshow attendance, educational forums, product messaging, website development, social media and advertising.

Reimbursement, Payer Relations and Customer Support Process

Private insurance payers represented approximately 74% of our revenues in 2015 and 71% of our revenues in the three months ended March 31, 2016, while Medicare represented approximately 13% of our revenues in 2015 and 12% of our revenues in the three months ended March 31, 2016. Other payers, including the Veterans Administration, represented the remainder of our revenues. When we sell our solutions directly to patients, we bill third-party payers, such as private insurance or Medicare, on behalf of our patients and bill the patient for their co-payment obligations and deductibles. A recent change to the level of Medicare coverage for our products could reduce the number of Medicare patients who have access to our products, and we are seeking to have the coverage determination overturned.

As a nationwide provider, we have developed a broad expertise in obtaining billing codes, developing coverage policies, overcoming payer barriers, and obtaining authorization and payment from payers across all regions of the United States. Our model utilizes our strategic and operational reimbursement proficiency to meet the varying requirements of hundreds of payers across the country.

To achieve ongoing success in both the strategic and operational reimbursement arenas, we have developed two teams with specialized focus on these respective competencies. Our payer relations group is comprised of over 20 employees and is responsible for developing relationships with payer decision-makers. Specifically, this group educates payers of our product efficacy, develops overall payer coverage policies and reimbursement criteria, manages our Medicare strategy and patient claims, codes, and contracts with payers. Our payer relations team is also the advocacy liaison between patients, clinicians and payers through the appeals process. Our reimbursement operations group is comprised of over 55 employees and is responsible for verifying case-by-case benefits, obtaining prior authorization, billing and collecting payments from payers, analyzing payer data to help understand trends, developing processes and patient programs and providing customer support services.

We have strong and established payer relationships, including some of the largest private payers in the United States. Based on our estimates, we are contracted or enrolled as an in-network provider with payers covering over 260 million lives. These contracts allow us to be an in-network provider for patients, enabling them to access our systems at a competitive rate and copay comparable to other suppliers, and easing our administrative burden in processing at both authorization and when billing.

We have enjoyed a consistent commercial payer approval rate of greater than 80% for the last eight years, and greater than 90% Medicare claims submitted approval rate (post-arbitration and based on the number of claims, not dollar amount of claims, submitted) since we began doing business with Medicare in 2007. We have an in-depth understanding of specific payer coverage criteria, and our submission materials are tailored to address individual payer's distinct requirements. Our dedicated customer service team is available to answer patient questions regarding reimbursement, account status, device operation and troubleshooting during normal business hours. If necessary, we will dispatch a trainer for a second time to assist patients with their training needs. We receive no additional reimbursement for patient support, but provide high-quality customer service to enhance patient comfort, satisfaction, compliance and safety with our products.

Our Flexitouch System is reimbursed under HCPCS code E0652, and our ACTitouch System and Entré System are reimbursed under HCPCS code E0651. Garments that cover various parts of the body are used with these systems and billed using HCPCS codes E0651, E0652, E0667, E0668 and E0669. As of March 31, 2016, over 600 payers have paid for our products.

Research and Clinical Operations

We are committed to ongoing research and development as part of our efforts to be at the forefront of patient preference in the area of chronic disease, especially lymphedema and chronic venous insufficiency. As of March 31, 2016 our research and development and clinical operations staff included more than 10 engineers, scientists and project managers with expertise in pneumatics, electronics, garment design, embedded software, mechanical design, sensors and manufacturing technologies. Our research and development expenses, including spending on our clinical evidence development efforts, totaled $2.8 million and $4.3 million for the years ended December 31, 2014 and 2015, respectively, and $0.8 million and $1.0 million for the three months ended March 31, 2015 and 2016, respectively. Our current research and development efforts are focused primarily on increasing efficacy, improving design for ease-of-use, enhancing clinical functionality and reducing production costs of our solutions. Our clinical development efforts are focused on further differentiating our products from our competitors. We coordinate our development efforts with our intellectual property strategies in order to enhance our ability to obtain patent and other intellectual property protection.

Manufacturing and Quality Assurance

Our manufacturing and quality assurance model combines our internal manufacturing resources and expertise, including assembly, quality assurance, material procurement and inventory control, with approved third-party manufacturers and suppliers of system components. Our internal manufacturing activities, located in Minneapolis, Minnesota, include quality inspection, assembly, packaging, warehousing and shipping of our products. We outsource the manufacture of components, which are produced to our specifications and shipped to our facilities for inspection and final assembly. We use third-party manufacturers and suppliers worldwide to source our components, maintaining dual-source vendors of critical components whenever possible, and leveraging competitive bids among third-party manufacturers and suppliers to control costs. We have elected to source certain key components from single sources of supply, including our ACTitouch controller. While we believe alternate sources exist for the ACTitouch controller, we have not yet qualified an alternate supplier. Quality control, risk management, efficiency and the ability to respond quickly to changing requirements are the primary goals of our manufacturing operations. We believe our manufacturing model permits us to operate with low capital expenditure requirements. We carefully manage our supply chain in an effort to take costs out of the manufacturing process, as demonstrated by a 58% reduction in controller costs for our Flexitouch System since 2008.

We manage our arrangements with our third-party manufacturers and suppliers to adjust delivery schedules and quantities of components to match our changing manufacturing requirements. We forecast our component needs based on historical trends, current utilization patterns and sales forecasts of future demand. We establish our relationships with our third-party manufacturers and suppliers through supplier contracts and purchase orders. In most cases, these supplier relationships may be terminated by either party upon short notice.

In order to mitigate against the risks related to a single-source of supply, we qualify alternative suppliers, when possible, and develop contingency plans for responding to disruptions, including maintaining adequate inventory of any single source components, along with requiring each supplier to maintain specified quantities of inventory. To date, we have not experienced material delays in obtaining any of our components, nor has the ready supply of finished products to our patients or clinicians been adversely affected by component supply issues.

We have implemented a quality management system designed to comply with FDA regulations and International Standards Organization, or ISO, standards governing medical device products. In the United States, we and certain of our manufacturers are required to manufacture our products in compliance with the FDA's Quality System Regulation, which covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage, and shipping for our products. We maintain a quality management system to control compliance with such requirements and have procedures in place designed to ensure that all products and materials purchased by us conform to our requirements and FDA regulations. As of March 31, 2016, we had over 17 employees in operations, manufacturing and quality assurance. Our quality management system has been certified to ISO in 2012 and 2014, including ISO 13485:2003. Our manufactures' quality management systems also have been certified to ISO.

Order Fulfillment and Patient Training

Once we have a complete order and prior authorization from the payer, we package and ship a system, configured to their physician's prescription, directly to the patient. Our primary logistics partner is United Parcel Service, which we use for delivery and pick up of our devices. After delivery, we coordinate a visit from one of our over 300 licensed, independent contract trainers that go to our patients' homes to provide individualized training to our patients, when requested. These trainers are healthcare professionals, licensed in their state of residence, who we have identified through our sales and marketing interest and instructed on proper use of our products. Training visits are coordinated from our offices in Minneapolis and training sessions assigned by our staff. Upon completion of training, the independent contractor submits an invoice to us for payment for the patient's training and their travel.

Competition

The pneumatic compression pump market is a competitive industry, and we compete with a number of manufacturers and distributors of pneumatic compression pumps. Our significant manufacturing competitors are Bio Compression Systems, Inc., Lympha Press USA and Wright Therapy Products (which was recently acquired by BSN Medical GmbH). If we expand internationally, we expect that ArjoHuntleigh, an affiliate of Getinge Group, would become a competitor.

Given the growth of the pneumatic compression pump market, we expect that the industry will become increasingly competitive in the future. Manufacturing companies compete for sales to patients primarily based on product features and service.

We believe we are the only pneumatic compression home-therapy device company with a meaningful U.S. market position supported by a direct sales force. We believe our manufacturing competitors' complete reliance on home medical equipment distribution intermediaries compresses their margins and limits their ability to invest in product features that address consumer preferences. To pursue a direct-to-patient and -provider sales model, our manufacturing competitors would need to meet national accreditation and state-by-state licensing requirements and secure Medicare billing privileges, as well as compete directly with the home medical equipment providers that many rely on across their entire home care businesses.

Some of our competitors and potential competitors are large, well-capitalized companies with greater resources than we have. As a consequence, they are able to spend more aggressively on product development, marketing, sales and other product initiatives than we can. Some of these competitors have:

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    significantly greater name recognition;

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    established relations with healthcare professionals, customers, and third-party payers;

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    established distribution networks;

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    additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or other incentives to gain a competitive advantage;

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    greater history in conducting research and development, manufacturing, marketing, and obtaining regulatory approval for homecare devices; and

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    greater financial and human resources for product development, sales and marketing, patent litigation and customer financing.

As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In light of our competitors' advantages, even if our technology and direct-to-patient and -provider marketing strategy is more effective than the technology and marketing strategy of our competitors, current or potential customers might accept competitor products and services in lieu of purchasing our products. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and distribution strategies and as new companies enter the market with new technologies and distribution strategies. We may not be able to compete effectively against these organizations. Our ability to compete successfully and to increase our market share is dependent upon our reputation for providing responsive, professional and high-quality products and services and achieving strong customer satisfaction. Increased competition in the future could adversely affect our revenues, revenues growth rate, if any, margins and market share.

Government Regulation

Our systems are medical devices subject to extensive and ongoing regulation by numerous governmental authorities, principally the FDA, and corresponding state and foreign regulatory agencies.

FDA Regulation

In the United States, the FDA regulates medical devices, including the following activities that we perform, or that are performed on our behalf with respect to our devices: product design and development, pre-clinical and clinical testing, manufacturing, labeling, storage, premarket clearance or approval, record keeping, product marketing, advertising and promotion, sales and distribution, and post-marketing surveillance. Failure to comply with applicable U.S. requirements may subject us to a variety of administrative or judicial sanctions, such as warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The FDA can also refuse to approve pending applications.

Unless an exemption applies, each medical device we seek to distribute commercially in the United States requires marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization applicable to a device are premarket notification, also called 510(k) clearance, and premarket approval. The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes — Class I, Class II or Class III — based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device's safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, premarket notification, and adherence to the FDA's Good Manufacturing Practices. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries, or post-market surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general controls or if the device is a life-sustaining, life-supporting or a device of substantial importance in preventing impairment of human health, or which presents a potential, unreasonable risk of illness or injury and special controls are not adequate to assure safety and effectiveness.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. Most Class II devices (and certain Class I devices that are not exempt) are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require premarket approval or 510(k) de novo clearance prior to commercial marketing. The premarket approval process is more stringent, time-consuming, and expensive than the 510(k) clearance process. However, the 510(k) clearance process has also become increasingly stringent and expensive.

510(k) Clearance Pathway.    When a 510(k) clearance is required, we must submit a premarket notification to the FDA demonstrating that our proposed device is "substantially equivalent" to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a premarket approval application, which is commonly known as the "predicate device." A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marked device and does not raise different questions of safety or effectiveness. By law, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the FDA will issue a not substantially equivalent decision. This means the device cannot be cleared through the 510k process and will require marketing authorization through the premarket approval pathway. We obtained 510(k) clearance for our Flexitouch System in October 2006 and for a discontinued predecessor system in July 2002. We currently have a 510(k) premarket notification before the FDA regarding new garment offerings for our Flexitouch System and such notification is subject to the uncertainties of FDA review, including the potential for delays or denial of clearance. We obtained 510(k) clearance for our ACTitouch System in June 2013 and our Entré System in May 2015.

Premarket Approval Pathway.    A premarket approval application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The premarket approval application process is much more demanding than the 510(k) premarket notification process and requires the payment of significant user fees. A premarket approval application must be supported by valid scientific evidence, which typically requires extensive data, including but not limited to technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction reasonable evidence of safety and effectiveness of the device.

The FDA has 45 days from its receipt of a premarket approval application to determine whether the application will be accepted for filing based on the FDA's threshold determination that it is sufficiently complete to permit substantive review. After the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will accept the application and begin its in-depth review. The FDA has 180 days to review an "accepted" premarket approval application, although this process typically takes significantly longer and may require several years to complete. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. The FDA may delay, limit or deny approval of a premarket approval application for many reasons, including:

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    failure of the applicant to demonstrate that there is reasonable assurance that the medical device is safe or effective under the conditions of use prescribed, recommended or suggested in the proposed labeling;

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    insufficient data from the preclinical studies and clinical trials;

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    the manufacturing processes, methods, controls or facilities used for the manufacture, processing, packing or installation of the device do not meet applicable requirements.

If the FDA evaluations of both the premarket approval application and the manufacturing facilities are favorable, the FDA will either issue an approval order or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the premarket approval application. If the FDA's evaluation of the premarket approval application or manufacturing facilities is not favorable, the FDA will deny approval of the premarket approval application or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the premarket approval application. The FDA may also determine that additional clinical trials are necessary, in which case the premarket approval application may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the premarket approval application. Once granted, premarket approval application may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

Clinical Trials.    Clinical trials are almost always required to support premarket approval and are sometimes required for 510(k) clearance. In the United States, these trials generally require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing it is safe to test the device in humans and that the testing protocol is scientifically sound. The FDA must approve the IDE in advance of trials for a specific number of patients unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements or the clinical investigation is exempt from the IDE regulations. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. We, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.

FDA Ongoing Regulation.    Even after a device receives clearance or approval by the FDA and is placed on the market, numerous regulatory requirements apply. These include:

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    establishment registration and device listing;

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    quality system regulation, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

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    labeling regulations and the FDA prohibitions against the promotion of products for un-cleared, unapproved or "off-label" uses, and other requirements related to promotional activities;

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    medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

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    corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation that may present a risk to health; and

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    post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

After a device receives 510(k) clearance or a premarket approval, in general any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination, but the FDA can review any such decision and can disagree with a manufacturer's determination. We have modified various aspects of our systems since receiving regulatory clearance, but we believe that new 510(k) clearances are not required for these modifications. If the FDA disagrees with our determination not to seek a new 510(k) clearance, the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines and penalties.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: Warning Letters, fines, injunctions, civil or criminal penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production, refusing our request for 510(k) clearance or premarket approval of new products, rescinding previously granted 510(k) clearances or withdrawing previously granted premarket approvals.

We are also subject to announced and unannounced inspections by the FDA, and these inspections may include the manufacturing facilities of our subcontractors. We were audited two times since January 2010 by the FDA and found to be in compliance with the Quality System Regulation. We cannot assure you that we can maintain a comparable level of regulatory compliance in the future at our facility.

FTC Regulation

Device advertising and promotional activity in certain circumstances is also subject to scrutiny by the Federal Trade Commission, as well as similar state consumer protection agencies, which enforce laws related to false and deceptive trade practices. A company that is found to have advertised its product in violation of these laws may be subject to liability, including monetary penalties.

Centers for Medicare and Medicaid Services

Centers for Medicare and Medicaid Services, or CMS, requires providers of product or services to attain and maintain accreditation. To attain and maintain accreditation, companies are required to institute policies and procedures that, among other things, formalize the interaction of the company with patients. Accrediting bodies that are approved by CMS will perform audits of these policies and procedures every three years. Should a company fall out of compliance with the requirements of the Accrediting body, expulsion from the Medicare program could follow. In May 2008, we became a Durable, Medical Equipment, Prosthetics, Orthotics, and Supplies accredited Medicare supplier by the Accreditation Commission for Health Care for our solutions. Our Medicare accreditation must be renewed every three years through passage of an on-site inspection. Our current accreditation with Medicare is due to expire in May 2017. Maintaining our accreditation and Medicare enrollment requires that we comply with numerous business and customer support standards. If we are found to be out of compliance with accreditation standards, our enrollment status in the Medicare program could be jeopardized, up to and including termination.

Licensure

Several states require that durable medical equipment providers be licensed in order to sell products to patients in that state. Certain of these states require that durable medical equipment providers maintain an in-state location. Most of our state licenses are renewed on an annual or bi-annual basis. Although we believe we are in compliance with all applicable state regulations regarding licensure requirements, if we were found to be noncompliant, we could lose our licensure in that state, which could prohibit us from selling our current or future products to patients in that state. In addition, we are subject to certain state laws regarding professional licensure. We believe that our certified clinicians are in compliance with all such state laws. If our clinicians were to be found non-compliant in a given state, we would need to modify our approach to providing education, clinical support and customer service in such state.

Fraud and Abuse Regulations

Federal Anti-Kickback and Self-Referral Laws.    The Federal Anti-Kickback Statute, among other things, prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration, whether directly or indirectly and overtly or covertly, in return for, or to induce the referral of an individual for the:

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    furnishing or arranging for the furnishing of items or services reimbursable in whole or in part under Medicare, Medicaid or other federal healthcare programs; or

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    purchase, lease, or order of, or the arrangement or recommendation of the purchasing, leasing, or ordering of any item or service reimbursable in whole or in part under Medicare, Medicaid or other federal healthcare programs.

There are a number of safe harbors to the Federal Anti-Kickback Statute. Such safe harbors permit certain payments and business practices that, although they would otherwise potentially implicate the Federal Anti-Kickback Statute, are not treated as an offense under the same if the requirements of the specific applicable safe harbor are met.

The Federal Anti-Kickback Statute applies to certain arrangements with healthcare providers, product end users, and other parties, including marketing arrangements and discounts and other financial incentives offered to our clinicians in connection with the sales of our products. Although we believe that we have structured such arrangements to be in compliance with the Anti-Kickback Statute and other applicable laws, regulatory authorities may determine that our marketing, pricing, or other activities violate the Federal Anti-Kickback Statute or other applicable laws. Noncompliance with the Federal Anti-Kickback Statute can result in civil, administrative, and criminal penalties, restrictions on our ability to operate in certain jurisdictions, and exclusion from participation in Medicare, Medicaid or other federal healthcare programs. In addition, to the extent we are found to not be in compliance, we may be required to curtail or restructure our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business, our financial condition, and our results of operations.

The Ethics in Patient Referrals Act, commonly known as the "Stark Law," prohibits a physician from making referrals for certain "designated health services" payable by Medicare to an entity, including a company that furnishes durable medical equipment, in which the physician or an immediate family member of such physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement unless an exception applies. Violation of the Stark Law could result in denial of payment, disgorgement of reimbursements received under a noncompliant arrangement, civil penalties, and exclusion from Medicare or other governmental programs. Although we believe that we have structured our provider arrangements to comply with current Stark Law requirements, these requirements are highly technical and there can be no guarantee that regulatory authorities will not determine or assert that our arrangements do not meet applicable Stark Law exceptions.

Additionally, because some of these laws continue to evolve, we lack definitive guidance as to the application of certain key aspects of these laws as they relate to our arrangements with providers with respect to patient training. We cannot predict the final form that these regulations will take or the effect that the final regulations will have on us. As a result, our provider arrangements may ultimately be found to be non-compliant with applicable federal law.

False statements.    The federal false statements statute prohibits knowingly and willfully falsifying, concealing, or omitting a material fact or making any materially false statement in connection with the delivery of healthcare benefits, items, or services. In addition to criminal penalties, violation of this statute may result in collateral administrative sanctions, including exclusion from participation in Medicare, Medicaid, and other federal health care programs.

Federal False Claims Act and Civil Monetary Penalties Law.    The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim paid or to avoid, decrease or conceal an obligation to pay money to the federal government or who has knowingly retained an overpayment. In addition, amendments in 1986 to the Federal False Claims Act have made it easier for private parties to bring "qui tam" whistleblower lawsuits against companies.

The Civil Monetary Penalties Law provides, in part, that the federal government may seek civil monetary penalties against any person that, like under the False Claims Act, presents or causes to be presented claims to a Federal health care program that the person knows or should know is for an item or services that was not provided as claimed or is false or fraudulent or that has made a false statement or used a false record to get a claim paid. The federal government may also seek civil monetary penalties for a wide variety of other conduct, including offering remuneration to influence a Medicare or Medicaid beneficiary's selection of providers and violations of the Federal Anti-Kickback Statute.

Although we believe that we are in compliance with the Federal False Claims Act as well as the Civil Monetary Penalties laws, if we are found in violation of the same, penalties include fines ranging from $5,500 to $11,000 for each false claim violation of the Federal False Claims Act and varying amounts based on the type of violation of the Civil Monetary Penalties Law), plus up to three times the amount of damages that the federal government sustained because of the act of that person. In addition, the federal government may also seek exclusion from participation in all federal health care programs.

To the extent we are found to not be in compliance, we may be required to curtail or restructure our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business, our financial condition, and our results of operations.

The U.S. Foreign Corrupt Practices Act and Other Anti-Corruption Laws.    We may be subject to a variety of domestic and foreign anti-corruption laws with respect to our regulatory compliance efforts and operations. The U.S. Foreign Corrupt Practices Act, commonly known as the FCPA, is a criminal statute that prohibits an individual or business from paying, offering, promising or authorizing the provision of money (such as a bribe or kickback) or anything else of value (such as an improper gift, hospitality, or favor), directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision in order to assist the individual or business in obtaining, retaining, or directing business or other advantages (such as favorable regulatory rulings). The FCPA also obligates companies with securities listed in the United States to comply with certain accounting provisions. Those provisions require a company such as ours to (i) maintain books and records that accurately and fairly reflect all transactions, expenses, and asset dispositions, and (ii) devise and maintain an adequate system of internal accounting controls sufficient to provide reasonable assurances that transactions are properly authorized, executed and recorded. The FCPA is subject to broad interpretation by the U.S. government. The past decade has seen a significant increase in enforcement activity. In addition to the FCPA, there are a number of other federal and state anti-corruption laws to which we may be subject, including, the U.S. domestic bribery statute contained in 18 USC § 201 (which prohibits bribing U.S. government officials) and the U.S. Travel Act (which in some instances addresses private-sector or commercial bribery both within and outside the United States). Also, a number of the countries in which we conduct activities have their own domestic and international anti-corruption laws, such as the UK Bribery Act 2010. There have been cases where companies have faced multi-jurisdictional liability under the FCPA and the anti-corruption laws of other countries for the same illegal act.

We could be held liable under the FCPA and other anti-corruption laws for the illegal activities of our employees, representatives, contractors, collaborators, agents, subsidiaries, or affiliates, even if we did not explicitly authorize such activity. Although we will seek to comply with anti-corruption laws, there can be no assurance that all of our employees, representatives, contractors, collaborators, agents, subsidiaries or affiliates will comply with these laws at all times. Violation of these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. In addition, our directors, officers, employees, and other representatives who engage in violations of the FCPA and certain other anti-corruption statutes may face imprisonment, fines, and penalties. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, and results of operations could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition, and results of operations.

State fraud and abuse provisions.    Many states have also adopted some form of anti-kickback and anti-referral laws and false claims acts that apply regardless of payer, in addition to items and services reimbursed under Medicaid and other state programs. In some states, these laws apply and we believe that we are in compliance with such laws. Nevertheless, a determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

State and federal transparency/reporting requirements.    As part of the Patient Protection and Affordable Care Act, the Federal government has created a transparency program known as Open Payments (the Physician Payments Sunshine Act) which requires manufacturers of drugs, devices, biologicals and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS, information related to payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurate and complete information may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1.0 million per year for "knowing failures to report." Certain states require implementation of commercial compliance programs and compliance with the device industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or prohibition and tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

The laws described above impact the kinds of financial arrangements we may have with hospitals, healthcare professionals or other potential purchasers of our products. If our operations are found to be in violation of any of the laws or regulations described above or others that apply to us, we may be subject to penalties, including potentially significant criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations.

HIPAA.    The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses, which are referred to as covered entities. The following standards have been promulgated under HIPAA's regulations:

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    the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of individually identifiable health information, or "protected health information";

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    the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures;

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    the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information; and

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    the breach notification rules, which require covered entitles to provide notification to affected individuals, the Department of Health and Human Services, and the media in the event of a breach of unsecured protected health information.

In 2009, Congress passed the American Recovery and Reinvestment Act of 2009, or ARRA, which included sweeping changes to HIPAA, including an expansion of HIPAA's privacy and security standards. ARRA includes the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, which, among other things, made HIPAA's privacy and security standards directly applicable to business associates of covered entities. A business associate is a person or entity that performs certain functions or activities on behalf of a covered entity that involve the use or disclosure of protected health information. As a result, business associates are now subject to significant civil and criminal penalties for failure to comply with applicable standards. Moreover, HITECH creates a new requirement to report certain breaches of unsecured, individually identifiable health information and imposes penalties on entities that fail to do so. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. The 2013 final HITECH omnibus rule modifies the breach reporting standard in a manner that will likely make more data security incidents qualify as reportable breaches.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in certain cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. Most states have also adopted breach notification laws that require notification to affected individuals and certain state agencies if there is a security breach of certain individually-identifiable information. If we suffer a privacy or security breach, we could be required to expend significant resources to provide notification to the affected individuals and address the breach, as well as reputational harm associated with the breach. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions. Any liability from failure to comply with the requirements of HIPAA, HITECH or state privacy and security statutes or regulations could adversely affect our financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our business, financial condition and results of operations.

Environmental Regulation

Our research and development and manufacturing processes and operations involve the controlled use of hazardous materials, including flammables, toxics, and corrosives and produce hazardous chemical waste products. We are subject to numerous foreign, federal, state, and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and end-of-life handling or disposition of products, and environmental protection, including those governing the generation, storage, handling, use, transportation and disposal of hazardous or potentially hazardous materials. Some of these laws and regulations require us to obtain licenses or permits to conduct our operations. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. Although the costs to comply with applicable laws and regulations, including requirements in the European Union relating to the restriction of use of hazardous substances in products, have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits. Also, we cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We do not currently maintain separate environmental liability coverage and any such contamination or discharge could result in significant cost to us in penalties, damages, and suspension of our operations.

Foreign Government Regulation

International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different. Many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements, and import restrictions on medical devices. Each country has its own tariff regulations, duties, and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution or other consequences.

The European Union is the primary regulator in Europe, which has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Medical devices that comply with the requirements of applicable directives will be entitled to bear the CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but typically involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer's quality system, technical or design file and specific testing of the manufacturer's device. Such an assessment may be required in order for a manufacturer to commercially distribute the product throughout these countries. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking. We have the authorization to affix the CE Mark to our products and to commercialize our devices in the European Union. The notified body who inspected us, issued our ISO 13485 certification in October 2014 and our EC-Certificate in December 2014.

In March 2012, we received our Medical Device License in Canada for our Flexitouch System. Before we are permitted to sell our devices in Canada, we must submit and obtain clearance of a license application, implement and comply with ISO Standard 13485, and undergo an audit by a registrar accredited by Health Canada.

General Regulatory Compliance and Health Care Reform

The evolving regulatory and compliance environment and the need to build and maintain robust systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal and civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business, financial condition, and our results of operations.

In March 2010, the Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act, which we refer to as the Patient Protection and Affordable Care Act was enacted into law in the United States. This healthcare reform, which included a number of provisions aimed at improving the quality and decreasing the cost of healthcare, has resulted in significant reimbursement cuts in Medicare payments to hospitals and other healthcare providers and in the healthcare reimbursement system evolving toward value- and outcomes-based reimbursement methodologies. It is uncertain what long-term consequences these provisions will have on patient access to new technologies and what impacts these provisions will have on Medicare reimbursement rates. Other elements of the Patient Protection and Affordable Care Act, including comparative effectiveness research, an independent payment advisory board, and payment systems reform, including shared savings pilots and other reforms, may result in fundamental changes to federal healthcare reimbursement programs. These and additional legislative or administrative reforms to the U.S. healthcare reimbursement systems may significantly reduce reimbursement or deny coverage for our medical devices, or adverse decisions relating to our products by administrators of such systems in coverage or reimbursement issues, any of which could have an adverse impact on our financial condition and results of operations.

Third-Party Reimbursement

In the United States and elsewhere, sales of medical devices depend in significant part on the availability of coverage and reimbursement to providers and patients from third-party payers. Third-party payers include private insurance plans and governmental programs. As with other medical devices, reimbursement for our products can differ significantly from payer to payer and our products are not universally covered by third-party commercial payers. Further, third-party payers continually review existing technologies for continued coverage and can, without notice, deny or reverse coverage for existing products.

Two principal governmental third-party payers in the United States are Medicaid and Medicare. Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, certain disabled persons and others. In contrast, Medicaid is a medical assistance program jointly funded by federal and state governments and administered by each state pursuant to which benefits are available to certain individuals and families with low incomes and resources and who meet other eligibility requirements. The Medicare and Medicaid statutory framework is subject to administrative rulings, interpretations and discretion that affect the amount and timing of reimbursement made under Medicare and Medicaid.

CMS, which is the agency within the Department of Health and Human Services that administers both Medicare and Medicaid, has the authority to decline to cover particular products or services if it determines that they are not "reasonable and necessary" for the treatment of Medicare beneficiaries. A coverage determination for a product, which establishes the indications that will be covered, and any restrictions or limitations, can be developed at the national level by CMS through a National Coverage Determination, or NCD, or at the local level through a Local Coverage Determination, or LCD, by a regional Medicare administrative contractor, which is a private contractor that processes and pays claims on behalf of CMS for the geographic area where the services were rendered. Obtaining a coverage determination, whether an NCD or LCD, is a time-consuming, expensive and highly uncertain proposition, especially for a new device. Under an NCD that has been effective since January 14, 2002, pneumatic devices, including our products, are covered for the treatment of lymphedema or for the treatment of chronic venous insufficiency with venous stasis ulcers.

The four Medicare Administrative Contractors responsible for processing Medicare claims for durable medical equipment recently approved an LCD that significantly limits Medicare coverage of our Flexitouch System and our Entré System for certain patients. This LCD, released by the MACs on December 17, 2015, is retroactively effective, beginning December 1, 2015. The LCD increases the severity of lymphedema symptoms that a patient must exhibit before such patient is eligible for Medicare reimbursement for a pneumatic compression device. The LCD also inserts more restrictive criteria that require a patient to potentially endure a longer period of conservative therapy to prove that it fails to control their lymphedema, instead of requiring completion of just one 4-week round of conservative therapy as stated in the NCD. The LCD requires four consecutive weeks of conservative therapy with no significant improvement in symptoms during any of those four weeks. Further, the LCD does not cover use of an advanced pneumatic compression device, such as our Flexitouch System, unless the patient's lymphedema is present in the chest, trunk or abdomen. Although many patients with lymphedema likely do have some level of chest, trunk or abdominal involvement, this criteria in the LCD means that patients with lymphedema that is confined to the limb will not have access to advanced pneumatic compression devices until the lymphedema progresses to impact the trunk, chest or abdomen. The LCD pneumatic compression device coverage criteria for chronic venous insufficiency with venous stasis ulcers largely track existing NCD criteria, while defining the elements of a required conservative therapy trial. Under the new LCD, advanced pneumatic compression devices like our Flexitouch System are no longer covered at all for the treatment of venous stasis ulcers.

We are attempting to overturn the LCD by raising awareness among stakeholders, including physicians, patients and advocacy groups, of the negative consequences to patients that the LCD will cause. We believe that future expenses related to our efforts to overturn the LCD will not be material, and that we will use cash on hand to fund such expenses. Our goal is to have the Medicare Administrative Contractors rescind or revise the LCD in light of physician and patient concerns, as well as what we believe are flaws with the LCD and the process by which it was approved. If the new LCD is not overturned, it could have a negative impact on certain Medicare patients' access to our products, which in turn could have an adverse effect on our business and results of operations.

Private payers that reimburse for our products do so in a variety of ways, depending on the insurance plan's policies, employer and benefit manager input and contracts with their physician network. Moreover, Medicaid programs and private insurance plans are frequently influenced by Medicare coverage determinations, and we believe a reduction or elimination of coverage or reimbursement of our products by Medicare, such as the LCD discussed above or other unfavorable NCD or LCD that may go into effect in the future, would likely cause some commercial third-party payers to implement similar reductions in their coverage or reimbursement of our products. If we are unable to expand coverage of our products by additional commercial payers, or if third-party payers that currently cover or reimburse for our products reverse or limit their coverage in the future, our business and results of operations could be adversely affected.

Intellectual Property

Our intellectual property consists of patented designs and methods and proprietary know-how. In addition to the patented designs and methods discussed below, we have made significant investments in proprietary know-how, including the manufacture of fabrics and garments used in our systems and the algorithms used to manage the inflation and deflation of our systems and other functions of the controllers. To maintain and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark, trade secret and other intellectual property laws, and confidentiality provisions in our contracts. We have a policy to enter into confidentiality agreements with employees, consultants, third parties and our advisors to protect our intellectual property and maintain our competitive position. We also require our employees and consultants to sign agreements requiring that they assign to us their interest in intellectual property such as patents and copyrights arising from their work for us. We also require all employees to sign an agreement not to compete unfairly with us during their employment and upon termination of their employment through the misuse of confidential information, soliciting employees, and soliciting customers. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our systems or to obtain and use information that we regard as proprietary.

On September 14, 2012, we completed an acquisition of certain assets, including inventory, equipment and tooling and patents for the ACTitouch System and a technology known as SMM from ConvaTec, Inc. and ConvaTec Technologies, Inc., or the Sellers. The purchase price of this acquisition included $3.0 million at closing and $2.0 million at the earliest of the commercialization date or the first anniversary of the closing date. In addition, we are required to pay quarterly payments to the Sellers following the commercialization date, which was September 1, 2013, through the following sixteen quarterly calculation periods equal to 9% of sales for the ACTitouch System and 7% of sales of SMM with a guaranteed minimum amount of $45,000 for each of the first four quarterly calculation periods (year 1); $148,500 for each of next four quarterly calculation periods (year 2); and $247,750 for each of the next four quarterly calculation periods (year 3) (total of $1,765,000). For each quarterly calculation period beginning with the seventeenth quarterly calculation period and ending on the tenth anniversary of the commercialization date, we will make quarterly payments to the Sellers equal to 6% of the sale of the ACTitouch System and 5% on the sale of SMM. If ACTitouch System and SMM sales in any calendar year in years five through ten exceed $40.0 million, the sales percentage amount relating to ACTitouch System sales shall equal 6% of the sales of the ACTitouch System up to $40.0 million and 7% on the sales of the ACTitouch System over $40.0 million.

Patents

Our patent portfolio consists of three sets of patents, including patents relating to our Flexitouch System, our ACTitouch System and other compression-related technologies, each of which is described in further detail below. As of March 31, 2016, we owned more than 70 issued patents globally, of which 17 were issued U.S. patents. As of March 31, 2016, we owned 19 patent applications pending globally, of which 12 were patent applications pending in the United States. Our U.S. issued patents have varying patent terms expiring between 2017 and through at least 2029, subject to payment of required maintenance fees, annuities and other charges.

Flexitouch System Patent Family.    The following is a summary of patents relating to our Flexitouch System:

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    On January 30, 2001, our first patent, directed to our unique wrap structure, was issued (U.S. Pat. No. 6,179,796). This patent is specifically directed to an arcuate design and other features of a garment for wrapping about a patient. This arcuate design is one of the keys to the success of our Flexitouch System, as it facilitates the movement of the lymph fluid from the damaged lymph node area to other functioning lymph node areas. Similar patents have been issued in Europe and Canada.

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    On November 11, 2003, a patent directed to our preparation and drainage methodology was issued (U.S. Pat. No. 6,645,165). This second patent is directed to body preparation for receipt of lymph fluid via pressurization and depressurization of chambers, and the subsequent lymph drainage from a body extremity via select pressurization and depressurization of chambers. This preparation and subsequent drainage of the lymph fluid is another key to our Flexitouch System, as it allows stimulation of the lymphatic system to promote reabsorption of the lymph fluid.

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    On March 1, 2005, a patent directed to our wrap structure and fabrication was issued (U.S. Pat. No. 6,860,862). This third patent is directed to the unique aspects of the fabrication of our wrap. In particular, a "four way stretch" and "axial stretch" of our garment allow us to stretch the patient's skin in the same manner as manual lymphatic drainage therapy.

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    On November 22, 2005, a patent directed to our preparation and drainage methodology was issued (U.S. Pat. No. 6,966,884). This fourth patent is directed to a lymphedema treatment methodology, entailing optimum sequencing of air chamber inflation/deflation. Correct sequencing of the chambers is important to proper therapy. The subject method of sequencing of treatment, called 2-Phase Lymph Preparation and Drainage, prepares the trunk and extremity regions of the body prior to draining the extremity of lymph fluid.

ACTitouch System Patents.    The following is a summary of our patent families relating to our ACTitouch System:

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    On October 14, 2008, a "Medical Compress" patent directed to the ornamental aspects of the compression sleeve was issued (U.S. Design Pat. No. D578,652). Similar patents have been issued in Europe, Japan, Canada, Mexico, Australia, China and Taiwan.

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    On June 22, 2010, a "Proximity Detection Apparatus" patent directed to control unit proximity detection allowing a different mode of operation was issued (U.S. Pat. No. 7,741,966). Similar patents have been issued in Japan, Canada, Mexico, China and Taiwan, and an application is pending in Europe.

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    On March 22, 2011, a "Compression Device for the Limb" patent directed to the storage of data related to duration of use was issued (U.S. Pat. No. 7,909,786). Similar patents have been issued in Japan, Canada, Mexico, China, the United Kingdom, Germany, France, Ireland, Italy, Sweden and Taiwan.

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    On May 24, 2011, a "Pressurized Medical Device" patent directed to the detection of malfunctioning pressure sensors was issued (U.S. Pat. No. 7,947,003). Similar patents have been issued in Japan, Canada, Mexico, China and Taiwan and an application is pending in Europe.

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    On December 13, 2011, a "Relating to Socks" patent directed to a sock and compression device kit was issued (U.S. Pat. No. 8,075,507). Similar patents have been issued in Japan, Canada, Mexico, China, the United Kingdom, Germany, France, Ireland, Italy and Sweden.

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    On July 23, 2013, a "Medical Compress" patent directed to the ornamental aspects of the compression sleeve and control unit was issued (U.S. Design Pat. No. D686,738). Similar patents have been issued in Europe, Canada, Mexico, Australia, China and Taiwan.

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    On November 5, 2013, a "Compression Device for the Foot" patent directed to a Y-shaped foot wrap was issued (U.S. Pat. No. 8,574,180). Similar patents have been issued in Japan, Canada, China, the United Kingdom, Germany, France, Ireland, Sweden and Taiwan. A continuation application (U.S. Pub. No. 2014/0058302) directed to the subject matter of this patent family is pending in the United States.

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    On January 28, 2014, a "Compression Device for the Limb" patent directed to the compression sleeve configuration was issued (U.S. Pat. No. 8,636,679). Similar patents have been issued in Japan, Canada, Mexico and Taiwan, an application for similar subject matter is pending in Europe, and a continuation application (U.S. Pub. No. 2014/0128787) is pending in the United States.

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    On March 8, 2016, a "Cuff for Providing Compression to a Limb" patent directed to a compression cuff including an abutting spacer configuration was issued (U.S. Patent No. 9,278,043). Similar patents have been issued in Japan, Canada, China, the United Kingdom, Germany, France, Ireland, Sweden and Taiwan.

Trademarks

We have registered the trademarks Flexitouch, the Flexitouch and design and ACTitouch with the United States Patent and Trademark Office on the Principal Register. We rely in the United States on common law rights to the Entré, Tactile Medical and Tactile Medical design trademarks. We have not sought to register any of our trademarks in jurisdictions outside of the United States.

Employees

As of March 31, 2016, we had 275 employees, including 141 in sales and marketing, 85 in reimbursement and payer relations, 17 in manufacturing and quality assurance, 19 in general administration, finance, information technology and human resources and 13 in research and development. None of our employees are represented by a collective bargaining agreement. We believe that our employee relations are positive, as evidenced by our being selected as a Top Workplace in Minnesota by our employees for the last six years.

Facilities

We lease approximately 52,000 square feet of office and assembly space at our corporate headquarters in Minneapolis, Minnesota under a lease that expires in July 2021. We believe that our existing facilities are adequate to meet our business requirements for the near term and that additional space will be available on commercially reasonable terms, if required.

Legal Proceedings

From time to time, we may be subject to various claims and legal proceedings arising in the ordinary course of business. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Executive Officers
Gerald R. Mattys	57	Chief Executive Officer, Director
Lynn L. Blake	49	Chief Financial Officer
Robert J. Folkes	54	Chief Operating Officer
Mary E. Anderson	53	Vice President, Reimbursement
Bryan F. Rishe	60	Vice President, Sales
Mary M. Thompson	58	Vice President, Payer Relations and Government Affairs
Non-Employee Directors
Peter H. Soderberg	70	Chairman of the Board
William W. Burke	57	Director
Jordan S. Davis	54	Director
Richard Nigon	68	Director
Kevin H. Roche	65	Director
Stephen I. Shapiro	71	Director
Zubeen Shroff	51	Director

The following is a brief description of the education and business experience of our directors and executive officers:

Executive Officers

Gerald R. Mattys has served as our Chief Executive Officer and as a member of our board of directors since 2005. From 2002 to 2004, he served as the Chief Executive Officer of Medisyn Technologies, Inc., a development stage biotechnology company. From 2000 to 2002, he was the President and Chief Executive Officer of Timm Medical Technologies, Inc., a medical device company. During the period from 1998 to 2000, he was Vice President and General Manager of Alternate Care for Mallinckrodt, Inc., a pharmaceutical and medical device company. Prior to that, he served 18 years in various roles in product management, sales, marketing and management at several medical device companies. He currently serves as an advisor to Augustine Biomedical and Design, LLC. We believe Mr. Mattys is qualified to serve on our board of directors because of his extensive industry, leadership and product development experience.

Lynn L. Blake has served as our Chief Financial Officer since joining the company in April 2016. Prior to joining our company, Ms. Blake served as Chief Financial Officer and Secretary of Taylor-Wharton International LLC, a global industrial products manufacturer, from September 2014 through December 2015. Prior to joining Taylor-Wharton International LLC, Ms. Blake served as Chief Financial Officer and Treasurer of Analysts International Corporation, a leading national information technology services firm, from July 2012 until its sale in October 2013. Prior to these roles, Ms. Blake held a variety of senior financial leadership positions at companies including Entegris, Inc., MTS Systems Corporation, and Honeywell International Inc.

Robert J. Folkes has served as our Chief Operating Officer since February 2015. He served as our Chief Financial Officer from 2005 until April 2016. Prior to joining our company in 2004, Mr. Folkes was the Chief Financial Officer for Advanced Respiratory, a medical device company, from 1997 until its sale in 2003. Prior to joining Advanced Respiratory, Mr. Folkes was an Audit Senior Manager for Ernst & Young LLP.

Mary E. Anderson serves as our Vice President, Reimbursement and started with our company in 2005 as our Director of Reimbursement. Prior to joining our company, Ms. Anderson served in various roles at Advanced Respiratory, a medical device company, from 1990 until its sale in 2003, including Controller, Chief Financial Officer and Vice President of Internal Operations. Ms. Anderson began her career as an auditor with Ernst & Young LLP.

Bryan F. Rishe has served as our Vice President, Sales since 2008. From 2004 to 2008, he served as the Vice President, Sales for BSN Medical, a medical soft goods manufacturer. Mr. Rishe also served as the Vice President, Sales and Marketing for TFX Medical, a surgical equipment manufacturer. Prior to that, Mr. Rishe was the Western Area Manager with Surgical Laser Technologies, a specialty laser company. Mr. Rishe has held other sales leadership and business development roles with Becton Dickinson, Baxter Travenol and American Hospital Supply.

Mary M. "Maggie" Thompson has served as our Vice President, Payer Relations and Government Affairs since 2006. Prior to joining our company, Ms. Thompson served as Director of Reimbursement for Uroplasty, Inc., a medical device company, from 2005-2006. From 1998 until 2005, Ms. Thompson served as Director of Payer Relations at Advanced Respiratory, a medical device company, from 1998 until 2009. A registered nurse, Ms. Thompson first practiced nursing at Gillette Children's Hospital and at a grant-funded community clinic in St. Paul. She then worked for the Minnesota Attorney General's Office as a nurse consultant until she joined a large health plan as the Government Programs Quality Regulatory Manager working closely with the Centers for Medicare and Medicaid Services and Minnesota's Medicaid program. Ms. Thompson is active in the Alliance for Wound Care Stakeholders and is a member of Women's Business Leaders in Healthcare.

Non-Employee Directors

Peter H. Soderberg has served as a member of our board of directors since September 2012. Mr. Soderberg currently is the Managing Partner of Worthy Venture Resources, LLC., a company that seeks to add intellectual and financial capital to post start-up companies transitioning to an established national market presence. Beginning in 2006, Mr. Soderberg served as the President and Chief Executive Officer of both Hillenbrand Industries and Hill-Rom. In 2008, Hillenbrand Industries separated its two subsidiaries creating two, separately traded, public companies. Mr. Soderberg continued his role as President and Chief Executive Officer of the medical technology company, Hill-Rom Holdings, Inc. until 2010. Mr. Soderberg served on the board of Hillenbrand Industries/Hill-Rom from 2002 until his semi-retirement in 2011. Previously, he was President and Chief Executive Officer at Welch Allyn, a manufacturer of medical diagnostic equipment, for six years, and served as Group Vice President and Chief Operating Officer from 1993 to 1999. Prior to his role at Welch Allyn Mr. Soderberg's served 23 years at Johnson & Johnson, in a variety of operations, marketing and management positions, including President of Johnson & Johnson Health Management. His career also includes roles as President and Chief Executive Officer of an industrial technology company and the founder and President of a venture capital business. Mr. Soderberg currently serves on the board of directors of Greatbatch, Inc., a medical technology company. Mr. Soderberg previously served on the boards of Constellation Brands, Inc. and the Advanced Medical Technology Association. We believe he is qualified to serve on our board of directors because of his extensive industry, leadership and investment development experience.

William W. Burke has served as a member of our board of directors since September 2015. Since January 2014, he has been a consultant to companies in the medical device industry. Since November

2015, Mr. Burke has served as President of Austin Highlands Advisors, LLC, a provider of strategic advisory services to emerging growth medical technology companies. He served as Executive Vice President & Chief Financial Officer of IDEV Technologies, a peripheral vascular devices company, from November 2009 until the company was acquired by Abbott Laboratories in August 2013. He was retained by Abbott through December 2013 to assist with post-acquisition integration. From August 2004 to December 2007, he served as Executive Vice President & Chief Financial Officer of ReAble Therapeutics, a diversified orthopedic device company which was sold to The Blackstone Group in a going private transaction in 2006 and subsequently merged with DJO Incorporated in late 2007. Mr. Burke remained with ReAble until June 2008. From 2001 to 2004, he served as Chief Financial Officer of Cholestech Corporation, a publicly traded medical diagnostic products company. Mr. Burke has served on the board of directors of LDR Holdings, a publicly traded developer of innovative spinal implants, since October 2013, and Invuity, Inc., a publicly traded developer of advanced surgical photonics devices, since May 2015. He also served as a member of the board of directors of Medical Action Industries, a publicly traded manufacturer of disposable medical products, from August 2004 to October 2014, when the company was acquired by Owens & Minor. Mr. Burke was selected to serve on our board of directors because of his business experience with other medical technology companies, and his experience as the chief financial officer of other companies, including other publicly traded companies.

Jordan S. Davis has served as a member of our board of directors since September 2012. Mr. Davis is a Managing Partner of Radius Ventures, a venture capital firm focused on growth equity and expansion-stage health and life sciences companies, which he co-founded in 1997. Mr. Davis has served on numerous public and private company boards and currently serves on the board of directors of Endogastric Solutions, Inc. and Healthsense, Inc., both Radius portfolio companies. In addition, Mr. Davis serves on the board of directors of HealthCorps, a non-profit organization engaged in educating youth on nutrition, fitness and mental resilience. Mr. Davis was a co-founder of Cambridge Heart, Inc., a medical technology company that developed and commercialized a device to non-invasively identify patients at risk of sudden cardiac death, and Voxware, Inc., a speech technology company and early entrant in the VoIP market, both of which completed initial public offerings in 1996. We believe Mr. Davis is qualified to serve on our board of directors because of his extensive industry, investment and capital markets experience.

Richard Nigon has served as a member of our board of directors since September 2012. Mr. Nigon is currently Senior Vice President of Cedar Point Capital, Inc., a private company that raises capital for early stage companies, where he has served since 2007. From February 2001 until December 2006, Mr. Nigon was a Director of Equity Corporate Finance for Miller Johnson Steichen Kinnard, a privately held investment firm, which was acquired in December 2006 by Stifel Nicolaus, a brokerage and investment banking firm. After that acquisition, Mr. Nigon became a Managing Director of Private Placements until May 2007. From February 2000 to February 2001, Mr. Nigon served as the Chief Financial Officer of Dantis, Inc., a web hosting company. Prior to joining Dantis, Mr. Nigon was employed by Ernst & Young LLP from 1970 to 2000, where he was a partner from 1981 to 2000. While at Ernst & Young, Mr. Nigon served as the Director of Ernst & Young's Twin Cities Entrepreneurial Services Group and was the coordinating partner on several publicly-traded companies in the consumer retailing and manufacturing sectors. Mr. Nigon is a Director of Northern Technologies International Corporation and Vascular Solutions, Inc. Mr. Nigon also serves as a director of several private companies. We believe Mr. Nigon is qualified to serve on our board of directors because of his extensive public accounting and auditing experience, including particular experience with emerging growth companies.

Kevin H. Roche has served as a member of our board of directors since October 2004. Mr. Roche was General Counsel of UnitedHealth Group, a health insurance provider, from 1989 to 1996, at which time he founded and operated as the Chief Executive Officer of the Ingenix division of UnitedHealth Group where he served until 2001. Following his retirement from UnitedHealth Group, Mr. Roche has spent several years assisting emerging growth companies as an investor, advisor and board member. He also serves as a Senior Advisor for Triple Tree, LLC. He currently serves as a director for several private healthcare companies. We believe that Mr. Roche is qualified to serve on our board of directors because of his extensive industry and leadership experience and his experience as a board member.

Stephen I. Shapiro has served as a member of our board of directors since June 2010. From 1983 through 1999, Mr. Shapiro was a Managing Director of The Wilkerson Group, a leading medical products management consulting firm, with a client base including pharmaceutical, diagnostic, device and biotech companies, where he led the medical devices practice. Prior to joining The Wilkerson Group, he was Director of Advanced Research and Development and New Business Development for Becton, Dickinson and Company, and spent eight years at Union Carbide Clinical Diagnostics, becoming engineering group leader. Mr. Shapiro also serves on the board of directors of Pacific Diagnostic Laboratories, LLC, PolyRemedy, Inc., and Cambrooke Therapeutics, Inc. Mr. Shapiro was a Venture Partner with Advanced Technology Ventures (a venture capital firm focused on investments in healthcare companies) from January 2000 through January 2015. Mr. Shapiro served as a consultant to Galen Partners (a venture capital firm focused on investments in healthcare companies) as a Venture Partner from January 2000 through December 2013. We believe that Mr. Shapiro is qualified to serve on our board of directors because of his deep industry and medical science background.

Zubeen Shroff has served as a member of our board of directors since September 2007. Mr. Shroff is a Managing Director of Galen Partners, a healthcare growth equity investment firm which he joined in 1996. Prior to joining Galen, Mr. Shroff was a Principal with The Wilkerson Group, where his client base included pharmaceutical, diagnostics, device and biotech companies, plus a select number of venture capital firms. Prior to joining The Wilkerson Group, Mr. Shroff worked at Schering-Plough France, a manufacturer of healthcare products and medicines, where he helped launch their biotech product, alpha-Interferon, in several new indications. Currently, Mr. Shroff is Treasurer and on the Executive Committee of the Board for The Westchester Medical Center Public Benefit Corporation, as well as Chairman of its Foundation. Since 2004, he has served on the Advisory Committees to Boston University Medical School and School of Public Health. Mr. Shroff is also on the Advisory Board of the Joslin Diabetes Center. In addition to the above positions, Mr. Shroff has served on the board of directors of numerous privately held Galen portfolio companies. Mr. Shroff currently serves on the board of directors of Quotient Biodiagnostics and served on the board of directors of Pet DRx Corporation until July 2010 and Encore Medical until June 2006. We believe Mr. Shroff is qualified to serve on our board of directors because of his extensive experience in providing strategic guidance to companies in the healthcare industry, particularly in the areas of medical devices, diagnostics, and capital equipment.

Board Composition

Director Independence.    Our board of directors has determined that seven of our eight directors are independent directors, as defined under the applicable rules of the NASDAQ stock market. The independent directors are Peter H. Soderberg, William W. Burke, Jordan S. Davis, Richard Nigon, Kevin H. Roche, Stephen I. Shapiro and Zubeen Shroff.

In making such determination, our board of directors considered the independence of its members in light of the beneficial ownership of these individuals and, notwithstanding their beneficial ownership, determined that it would not interfere with their exercise of independent judgment in carrying out the responsibilities of a director.

Familial Relationships.    There is no family relationship between any director, executive officer or person nominated to become a director or executive officer.

Board Structure.    Our board of directors currently is authorized to have eight members. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon completion of this offering, our board of directors is not classified and each director serves for a one-year term until the next annual meetings of stockholders.

In accordance with the terms of our amended and restated certificate of incorporation that will become effective upon completion of this offering, our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an election of directors.

Compensation Committee Interlocks and Insider Participation

No member of our compensation and organization committee is or has been our current or former officer or employee. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation and organization committee during 2015.

Board Committees

Our board has established four standing committees — audit, nominating and corporate governance, compensation and organization and compliance and reimbursement committee — each of which operates under a charter that has been approved by our board. Upon completion of this offering, each committee's charter will be available under the Corporate Governance section of our website at www.tactilemedical.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

The following sets forth the membership of each of our committees upon completion of this offering.

Audit Committee	Nominating and Corporate Governance Committee	Compensation and Organization Committee	Compliance and Reimbursement Committee
Richard Nigon (Chair)	Zubeen Shroff (Chair)	Peter H. Soderberg (Chair)	Kevin H. Roche (Chair)
William W. Burke	William W. Burke	Jordan S. Davis	Jordan S. Davis
Kevin H. Roche	Richard Nigon	Zubeen Shroff	Stephen Shapiro
Peter H. Soderberg

Audit Committee.    The audit committee's responsibilities will include:

    •
    appointing, compensating, retaining, replacing and overseeing our independent auditor;

    •
    pre-approving all audit and permitted non-audit services to be provided by our independent auditor;

    •
    assisting our board of directors in its oversight of our financial statements and other financial information to be provided by us;

    •
    overseeing our compliance with legal and regulatory matters and aspects of our risk management processes;

    •
    discussing with management and our independent auditors any major issues as to the adequacy of our internal controls, any actions to be taken in light of significant or material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting; and

    •
    establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Each of the members of our audit committee upon completion of this offering meets the requirements for financial literacy and possesses the financial qualifications required under the applicable rules and regulations of the SEC and the NASDAQ stock market. Our board of directors has determined that Richard Nigon is an audit committee financial expert, as defined under the applicable rules of the SEC. Each member of our audit committee upon completion of this offering satisfies the NASDAQ stock market independence standards and the independence standards of Rule 10A-3(b)(1) of the Exchange Act.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee's responsibilities will include assisting our board in:

    •
    identifying qualified individuals to become board members;

    •
    determining the composition of the board and its committees;

    •
    assessing and enhancing the effectiveness of the board and individual directors; and

    •
    developing and implementing our corporate governance guidelines.

Compensation and Organization Committee.    The compensation and organization committee's responsibilities will include:

    •
    determining the compensation of our chief executive officer and other executive officers;

    •
    providing oversight of our compensation policies, plans and benefit programs;

    •
    administering our equity compensation plans;

    •
    recommending to our board the compensation arrangements for our non-employee directors; and

    •
    overseeing and reviewing our executive team and management succession.

Compliance and Reimbursement Committee.    The compliance and reimbursement committee's responsibilities will include:

    •
    assisting the Board in overseeing our regulatory compliance activities; and

    •
    monitoring and evaluating our compliance with regulatory requirements to which we are subject.

Code of Business Conduct and Ethics

We expect to adopt a code of business conduct and ethics upon completion of this offering relating to the conduct of our business by our employees, officers and directors, which will be posted on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, as required by stock exchange or SEC rules, on our website.

Non-Employee Director Compensation

Prior to this offering, we did not have a formal policy for compensating our non-employee directors. However, in 2015, we reimbursed the members of our board of directors for their reasonable out-of-pocket travel expenses incurred in connection with attending meetings of our board of directors.

Our board of directors has approved a new compensation program for our non-employee directors to be effective upon completion of this offering. Under the program, our non-employee directors will receive cash compensation as follows:

    •
    each non-employee director will receive an annual cash retainer of $35,000 per year;

    •
    the chairman of our board of directors will receive an additional cash retainer of $35,000 per year;

    •
    the chairman of the audit committee will receive an additional cash retainer of $16,000 per year;

    •
    each member of the audit committee (other than the chairman) will receive an additional cash retainer of $8,000 per year;

    •
    the chairman of the compensation and organization committee will receive an additional cash retainer of $12,000 per year;

    •
    each member of the compensation and organization committee (other than the chairman) will receive an additional cash retainer of $6,000 per year;

    •
    the chairman of the nominating and corporate governance committee will receive an additional cash retainer of $8,000 per year;

    •
    each member of the nominating and corporate governance committee (other than the chairman) will receive an additional cash retainer of $4,000 per year;

    •
    the chairman of the compliance and reimbursement committee will receive an additional cash retainer of $8,000 per year; and

    •
    each member of the compliance and reimbursement committee (other than the chairman) will receive an additional cash retainer of $4,000 per year.

Non-employee directors may elect to receive between 10% and 100% of their aggregate annual cash retainers in the form of RSUs, with the number of RSUs calculated by dividing the amount of the retainer payable on a certain date by the closing sale price per share of our common stock on the date of grant.

We also reimburse our directors for their reasonable out-of-pocket expenses incurred in connection with attending our board and committee meetings.

In addition, upon the effectiveness of this registration statement and in future years as annual equity award grants, we expect to grant each of our non-employee directors:

    •
    a non-statutory stock option to purchase up to $50,000 of shares of our common stock calculated as the grant date fair value of the stock-based awards computed in accordance with FASB Topic ASC 718 on the date of grant using, for purposes of awards granted upon effectiveness of this registration statement, the price per share to the public of our common stock in this offering, and for purposes of annual equity awards, the closing sale price per share of our common stock on the date of grant, which will be the date of the annual meeting of stockholders in each year; and

    •
    RSUs that have a value of $50,000, with the number of RSUs calculated by dividing $50,000 by, for purposes of awards granted upon the effectiveness of this registration statement, the price per share to the public of our common stock in this offering, and for purposes of annual equity awards, the closing sale price per share of our common stock on the date of grant, which will be the date of the annual meeting of stockholders in each year.

Each option will have an exercise price per share equal to the fair market value on the date of grant, which, for purposes of awards granted upon effectiveness of this registration statement, will be the price per share to the public of our common stock in this offering, and for purposes of annual equity awards, will be the closing sale price per share of our common stock on the date of the annual meeting of stockholders in each year. Each stock option and RSU award will vest in full on the earlier of (a) one year from the date of grant or (b) immediately prior to the next annual meeting of stockholders following the date of such grant, subject to such director's continued service on our board of directors as of such date. Each stock option will have a term of seven years from the date of grant.

Further, upon the effectiveness of this registration statement, we will grant to Mr. Burke RSUs in the amount calculated by dividing $25,000 by the price to the public in this offering, which will vest in full on the six month anniversary of the date of grant. These RSUs will be granted to Mr. Burke because he joined our board of directors in September 2015 and has not yet received an equity-based grant similar to grants that other directors had previously received.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned in 2015 and 2014 by our principal executive officer and our two other most highly compensated executive officers during 2015, whom we collectively refer to as our "named executive officers."

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Gerald R. Mattys	2015	340,000	224,978	—		564,978
Chief Executive Officer	2014	314,673	157,337	—		472,010
Robert J. Folkes	2015	240,000	90,712	—		330,712
Chief Operating Officer and Former Chief Financial Officer	2014	210,115	76,320	—		286,435
Bryan F. Rishe	2015	237,500	128,668	9,000	(1)	375,168
Vice President, Sales	2014	225,481	105,000	9,000	(1)	339,481

(1)
Represents amounts paid to the named executive officer for a car allowance.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The employment agreements will continue in effect until the executive officer's employment is terminated by us, the executive or upon his or her disability or death. The employment agreements provide for certain payments upon various employment termination scenarios. The terms and amounts of potential payments upon the termination of the executive officers' employment are summarized below under "— Potential Payments Upon Termination or Change-in-Control."

The employment agreements provide for the following for the executive officers: (i) a specified annual base salary, which after the first year, may be reviewed and increased in the compensation committee's sole discretion; (ii) for each calendar year that the executive officer is employed by us, he or she will be eligible for an annual target bonus in an amount that is a specified percentage of his or her base salary, based upon and subject to criteria set by the compensation committee from time to time; (iii) being eligible to receive equity awards as determined in the compensation committee's discretion; (iv) being entitled to participate in all of our employee benefit plans and programs, to the extent eligible; (v) business expense reimbursement; (vi) specified paid time off per year. The employment agreements currently contain the following specified annual base salary amount for the first year: Mr. Mattys: $390,000; Ms. Blake: $300,000; Mr. Folkes: $260,000; and Mr. Rishe: $257,500. The employment agreements contain, the following percentages of base salary for which the officer is eligible under the annual target bonus: Mr. Mattys: 75%; Ms. Blake: 50%; Mr. Folkes: 45% and Mr. Rishe: 45%.

Pursuant to the employment agreements, each executive officer agrees to not at any time disclose our confidential, proprietary or secret information. The employment agreements contain non-competition provisions that are in effect during the executive's employment with us, and (i) (A) in the case of Mr. Mattys, if his employment is terminated by us without cause, by Mr. Mattys for good reason, due to Mr. Mattys' disability or as the result of a qualifying termination after a change in control, for an additional 15 months following the termination of Mr. Mattys' employment, (B) in the case of

Mr. Rishe, if his employment is terminated by us without cause, by Mr. Rishe for good reason, due to Mr. Rishe's disability or as the result of a qualifying termination after a change in control, for an additional nine months following the termination of Mr. Rishe's employment, (C) in the case of the other executive officers, if the executive's employment is terminated by us without cause or by the executive for good reason, for an additional nine months following the executive's termination of employment, provided that in each case we may elect to extend that period by an additional six months by making additional payments to the executive, and (ii) (A) in the case of Mr. Mattys and Mr. Rishe, if the executive's employment is terminated for any reason other than by us without cause, by the executive for good reason, due to the executive's disability or as the result of a qualifying termination after a change in control, an additional 12 months following the executive's termination of employment, and (B) in the case of the other executive officers, if the executive's employment is terminated for any reason other than by us without cause or by the executive for good reason, an additional 12 months following the executive's termination of employment. The employment agreements also provide that, during the executive officer's employment with us and for a period of 12 months after termination of his or her employment for any reason, the executive officer will not solicit or hire our employees and contractors and will not solicit or induce any customer, supplier or other business contact of ours to cancel, curtail or otherwise adversely change its relationship with us.

Equity Awards

We did not grant any stock option or other equity-based awards to any of our named executive officers during 2015.

Non-Equity Incentive Plan Compensation

The non-equity incentive plan compensation earned by each of our named executive officers other than Mr. Rishe during 2015 reflected their participation in our 2015 Bonus Plan. As Vice President, Sales, Mr. Rishe's 2015 bonus opportunity was subject to a separate bonus arrangement described below.

Our 2015 Bonus Plan incorporated both company financial objectives and company and departmental operational objectives. The company's performance against objectives based on 2015 revenue and 2015 operating income excluding specific board approved expenditures would determine the degree to which a bonus pool would be funded, with payouts from the bonus pool dependent upon the degree to which financial and operational objectives were achieved. The bonus pool would not be funded if operating income excluding specific board approved expenditures for 2015 was less than $4.5 million. Threshold, target and maximum funding levels of $1.2 million, $2.0 million and $2.5 million respectively, were prescribed depending on the degree to which the financial objectives were achieved. The bonus pool would be funded at the target level if 2015 revenues were $63.0 million and 2015 operating income excluding specific board approved expenditures was $6.5 million, with those metrics assigned relative weightings of 80% and 20%, respectively. Operational objectives generally involved measures to increase efficiencies and reimbursements and advance clinical studies and submissions.

Individual payouts from the bonus pool for more senior bonus plan participants, including the named executive officers, were based 80% on achievement of financial objectives and 20% on achievement of operational objectives.

Target level and actual payouts for 2015 for each named executive officer participating in the 2015 Bonus Plan expressed as a percentage of annual base salary were as follows:

Name	Target Bonus as % of Base Salary	Actual Bonus as % of Base Salary
Gerald R. Mattys	65%	66.2%
Robert J. Folkes	35%	37.8%

Mr. Rishe's 2015 bonus opportunity was a function of the degree to which our company achieved monthly and quarterly sales objectives and quarterly sales department expense management goals. These bonus amounts were payable to Mr. Rishe following the close of the applicable month or quarter during 2015. Mr. Rishe's maximum bonus opportunity for 2015 was approximately 69% of his base salary, and his actual payout was approximately 54% of his base salary.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards that have been granted to our named executive officers and that were outstanding as of December 31, 2015:

	Option Awards(1)					Stock Awards(2)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Gerald R. Mattys	138,295	—		0.51	2/26/18	35,649	(5)	534,735
	35,460	—		0.51	6/4/19
	46,098	—		0.73	3/8/20
	78,367	—		1.55	4/20/21
	96,039	81,263	(4)	0.96	10/13/23
Robert J. Folkes	17,730	—		0.51	6/4/19	6,106	(5)	91,590
	24,822	—		0.73	3/8/20
	36,524	—		1.55	4/20/21
	28,811	24,379	(4)	0.96	10/13/23
Bryan F. Rishe	17,730	—		0.73	3/8/20	—		—
	43,261	—		1.55	4/20/21
	17,287	14,627	(4)	0.96	10/13/23

(1)
Option awards provide a recipient the right to acquire shares of our common stock. All options vested as to 25% of the shares on the first anniversary of the grant date, with the remaining 75% of the shares vesting in 36 monthly installments.

(2)
Stock awards consist of restricted shares of our Series A preferred stock as converted into common stock in connection with this offering.

(3)
The market value of restricted shares of our Series A preferred stock that have not vested is based on a fair market value of $15.00 per share as of December 31, 2015, as determined by our board of directors.

(4)
The unvested shares of common stock subject to this option will vest in 22 equal installments on the 9th day of each month from January 2016 through October 2017.

(5)
The unvested restricted shares of our Series A preferred stock will vest upon the earlier of a change in control of our company or the nine month anniversary of the closing of this offering.

IPO Equity Grants

Upon the effectiveness of this registration statement, we expect to grant RSUs to our named executive officers calculated by dividing the following amounts by the price to the public in this offering: Mr. Mattys: $600,000 RSUs; Mr. Folkes: $348,000 RSUs; and Mr. Rishe: $270,000 RSUs. These RSUs will vest as to 50% of the shares on January 1, 2018 and as to 50% of the shares on January 1, 2019, subject to continued employment on each vesting date.

Pension Benefits for 2015

We do not offer pension benefits to our named executive officers.

Non-Qualified Deferred Compensation for 2015

We do not offer non-qualified deferred compensation to our named executive officers.

Potential Payments Upon Termination or Change-in-Control

Our 2003 Stock Option Plan, which we refer to as the 2003 Plan, our 2007 Omnibus Stock Plan, which we refer to as the 2007 Plan, our restricted stock award agreements, pursuant to which restricted shares of our Series A preferred stock were granted to certain employees, which we refer to as the Series A Restricted Stock, and our 2016 Equity Incentive Plan, which we refer to as the 2016 Plan, address the effect of a grantee's termination of service or a change in control of our company on outstanding awards granted under those plans and agreements. See "— Stock Option and Other Equity Compensation Plans" below.

Employment Agreements.    We have entered into an employment agreement with our executive officers. The employment agreements provide for the following:

    •
    if we terminate the executive officer's employment without cause, or if the executive terminates his or her employment for good reason, or in the case of Mr. Mattys and Mr. Rishe, if we terminate their employment for death, disability or as the result of a qualifying termination after a change in control as defined under the 2016 Plan, we will pay, in addition to amounts that have been earned prior to the termination date, the following severance benefits:

    •
    as to Mr. Mattys, an amount equal to 125% of his then-current annualized base salary, and as to the other executive officers, an amount equal to 75% of the executive officer's then-current annualized base salary;

    •
    as to Mr. Mattys, an amount equal to 125% of his then-current annual target bonus, and as to the other executive officers, an amount equal to 75% of the executive officer's then-current annual target bonus;

    •
    payment of the portion of the premium costs for group health insurance coverage that we would pay if he or she remained employed by us at the same level of coverage, for a period of 15 months in the case of Mr. Mattys and nine months in the case of the other executive officers, after his or her employment termination date or until he or she receives group health or dental coverage from another employer, if earlier;

    •
    payment of the value of the executive officer's accrued and unused paid time off,

    payable, in the case of the first three bullets above, in equal installments in accordance with our customary payroll practices over the course of nine months (15 months for Mr. Mattys), subject to potential 409A limitations;

    •
    if we terminate the executive officer's employment without cause or the executive terminates his or her employment for good reason, then any of the executive's unvested equity awards will vest in an amount equal to the pro rata portion of the total number of securities issuable pursuant to the awards based on the number of days served in the vesting period less any amount already vested; and

    •
    if we terminate the executive officer's employment for cause, if he or she terminates his or her employment for any reason other than good reason, or in the event of his or her death or disability (except for Mr. Mattys and Mr. Rishe who also have severance rights if employment is terminated as the result of a qualifying termination after a change in control), no amounts other than what he or she has earned prior to the termination date is payable.

If we elect to extend the time during which the non-competition provisions continue following our termination of the executive officer's employment without cause, or following his or her termination of employment for good reason, or in the case of Mr. Mattys and Mr. Rishe, if we terminate their employment for disability or as the result of a qualifying termination after a change in control, we will pay to him or her an additional amount equal to the monthly amount payable under those termination circumstances as described above for an additional six months and extend for an additional six months (three months for Mr. Mattys) the period during which we will pay a portion of the premium costs for group health insurance coverage as described above.

"Cause" is defined under the employment agreements as: (i) an act or acts of dishonesty undertaken by the executive officer and intended to result in personal gain or enrichment of the executive or others at our expense; (ii) unlawful conduct or gross misconduct by the executive officer that, in either event, is injurious to us; (iii) the conviction of the executive officer of a felony; or (iv) material breach of any terms or conditions of the employment agreement by the executive officer which breach has not been cured by the executive officer within 15 days after written notice thereof from us.

The employment agreements provide that "good reason" means the occurrence of any of the following events without the executive officer's consent: (i) the assignment of the executive officer to a position with responsibilities or duties of a materially lesser status or degree than the position specified in his or her employment agreement; (ii) a material breach of any terms or conditions of the employment agreement by us not caused by the executive officer; or (iii) the requirement by us that the executive officer relocate out of the current metropolitan area where that executive officer resides.

Stock Option and Other Equity Compensation Plans

In this section we describe our 2003 Plan, our 2007 Plan, our Series A Restricted Stock agreements, our 2016 Plan and our Employee Stock Purchase Plan, which we refer to as the ESPP. Prior to this offering, we granted stock option awards to eligible participants under the 2003 Plan and the 2007 Plan and awards of Series A Restricted Stock. Following the closing of this offering, we expect to grant awards to eligible participants under the 2016 Plan.

2003 Stock Option Plan.    Our 2003 Plan was originally approved by our board of directors and our stockholders in 2003, amended in 2005 and amended and restated in August 2006. As of July 25, 2016, there were 32,269 shares of our common stock subject to outstanding stock options under the

2003 Plan. Since the 2007 Plan became effective, no additional awards have been granted under the 2003 Plan and no additional awards will be granted under the 2003 Plan in the future.

All shares subject to awards outstanding under the 2003 Plan as of the effective date of the 2016 Plan that thereafter are forfeited, expire, are cancelled or otherwise do not result in the issuance of shares will become available for grant under the 2016 Plan in accordance with its terms. All awards outstanding under the 2003 Plan will remain outstanding in accordance with their terms and will continue to be governed by their existing terms after the completion of this offering.

Eligibility.    The 2003 Plan provides for the grant of stock options to any person who provides services to us, whether as an employee, director, consultant or advisor. Incentive and nonqualified stock options could be granted to employees, but only nonqualified stock options could be granted to other eligible participants.

Administration.    Our compensation and organization committee administers the 2003 Plan and the awards granted under it, except for awards to our non-employee directors which are administered by our board of directors. The plan administrator (compensation and organization committee or the board, as applicable) has the authority to, among other things, make decisions and determinations related to the 2003 Plan and awards thereunder, including determining who shall receive awards, the types of awards granted and the terms and conditions of the awards and to adopt rules for the administration of the 2003 Plan. To the extent permitted by law, the plan administrator may delegate all or part of its authority under the 2003 Plan to our chief executive officer.

Stock Options.    Stock options granted under the 2003 Plan are evidenced by stock option award agreements, containing such provisions as the plan administrator deems advisable. All options still outstanding under the 2003 Plan expire not more than ten years after the date of the grant, have a per share exercise price that is equal to the fair market value of a share of our common stock as of the date the option was granted, and are fully vested and exercisable.

Upon the termination of an optionee's employment or other service relationship with us: (i) if the termination is due to death or disability, options shall immediately vest and become exercisable in full and shall remain exercisable for one year after such termination; (ii) if the termination is for "cause," outstanding options shall immediately expire upon such termination; and (iii) if the termination is for any reason other than death, disability or cause, then to the extent any outstanding options are not then vested and exercisable, they shall immediately terminate, but to the extent they are already vested and exercisable, they shall remain exercisable for three months following such termination. In no event, however, will an option remain exercisable past its originally scheduled expiration date.

Change in Control.    In the event of a change in control of our company, the plan administrator may, in its discretion, cause any outstanding option to immediately become vested and exercisable in full. The plan administrator may also cause outstanding options to be assumed or replaced by an acquirer in a merger, consolidation or sale of substantially all of the company's assets, or provide for outstanding options to be cancelled upon a change in control in exchange for a cash payment reflecting the intrinsic value of the options.

For purposes of the 2003 Plan, a "change in control" generally refers to a person acquiring beneficial ownership of 30% or more of the combined voting power of the company's voting securities; the approval by the company's stockholders of a merger, consolidation or statutory share exchange involving the company, of the sale of all or substantially all of the company's assets or of the liquidation or dissolution of the company; or a majority of the members of the company's board ceasing to be "continuing" directors. Under the 2003 Plan, "cause" is generally defined to include a material breach of any agreement between the company and the optionee, gross negligence or willful misconduct by the optionee, the optionee's conviction of a felony or crime involving moral turpitude, the optionee's willful violation of specific and lawful work-related instructions or prolonged or frequent unexcused absences from work, or fraud, theft or proven dishonesty by the optionee against the company.

Registration.    We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2003 Plan.

2007 Omnibus Stock Plan.    Our 2007 Plan was approved by our board of directors and our stockholders in 2007, was amended and restated in 2008 and was further amended in 2012 and 2014. As of July 25, 2016, there were 1,599,011 shares subject to outstanding awards under the 2007 Plan, and 84,895 shares remaining available for the grant of awards under the 2007 Plan.

On and after the effective date of the 2016 Plan, no additional awards will be granted under the 2007 Plan. On the effective date of the 2016 Plan, any shares remaining available for the grant of awards under the 2007 Plan will be carried over into the 2016 Plan, and all shares subject to awards outstanding under the 2007 Plan on the effective date of the 2016 Plan that thereafter are forfeited, expire, are cancelled or otherwise do not result in the issuance of shares will become available for grant under the 2016 Plan in accordance with its terms. All awards outstanding under the 2007 Plan will remain outstanding in accordance with their terms and will continue to be governed by their existing terms after the completion of this offering.

Eligibility.    The 2007 Plan provides for the grant of equity-based awards to any person that provides services to us, whether as an employee, director, consultant or advisor.

Administration.    Our compensation and organization committee administers the 2007 Plan and the awards granted under it, except for awards to our non-employee directors which are administered by our board. The plan administrator (compensation and organization committee or the board, as applicable) has the authority to, among other things, make decisions and determinations related to the 2007 Plan and awards thereunder, including determining who shall receive awards, the types of awards granted and the terms and conditions of the awards, adopt rules for the administration of the 2007 Plan, interpret the 2007 Plan and amend the terms of awards thereunder. To the extent permitted by law, the plan administrator may delegate all or part of its authority under the 2007 Plan with respect to awards to persons who are not officers or directors of the company to one or more persons who are not non-employee directors.

Types of Awards.    Awards under the 2007 Plan may be in the form of stock options, stock appreciation rights, or SARs, restricted stock, performance units or other stock-based awards. Each award is to be evidenced by an award agreement containing the terms and conditions of the award. Only stock options have been granted under the 2007 Plan.

Any stock option granted under the 2007 Plan shall have a term as specified by the plan administrator, not to exceed ten years after the date of the grant in the case of an incentive stock option, and have a per share exercise price, which is determined by the plan administrator and which may not be less than the fair market value of a share of our common stock as of the date the option is granted.

Upon the termination of an optionee's employment with us: (i) options that are not then vested and exercisable shall immediately terminate; (ii) if the termination is due to death or disability, options shall remain exercisable for one year after such termination to the extent they were exercisable immediately before such termination; (iii) if the termination is for "cause," outstanding options shall immediately terminate upon such termination; and (iv) if the termination is for any reason other than death, disability or cause, then they shall remain exercisable for three months following such termination to the extent they were exercisable immediately before such termination. In no event, however, will an option remain exercisable past its originally scheduled expiration date. If a non-employee director's service relationship with the company terminates, any stock option will remain exercisable for the remainder of its scheduled term to the extent it was exercisable immediately before such termination.

Change in Control.    In the event of a change in control of our company, the plan administrator may, in its discretion, cause any outstanding option to immediately become vested and exercisable in full and to remain exercisable during its scheduled term. The plan administrator may also cause outstanding options to be assumed or replaced by an acquirer in a merger, consolidation or sale of substantially all of the company's assets, or provide for outstanding options to be cancelled upon a change in control in exchange for a cash payment reflecting the intrinsic value of the options. Unless otherwise provided in an agreement with our company, if the accelerated vesting of an award or payment of cash in exchange for an award that would otherwise occur in connection with a change in control would, together with any other payments to the same individual that are deemed contingent on a change in control, be characterized as a "parachute payment" under Code Section 280G, then accelerated vesting or payment of cash in exchange for an award shall be reduced to the extent necessary to avoid the imposition of the excise tax on "excess parachute payments" required by Code Section 4999.

For purposes of the 2007 Plan, "change in control" is defined in the same manner as in the 2003 Plan, except that a person must acquire beneficial ownership of 50% or more of the company's voting securities, rather than 30% or more, and a merger, consolidation or statutory share exchange involving the company, a sale of all or substantially all of the company's assets or the liquidation or dissolution of the company will constitute a change in control only upon consummation of the transaction, rather than upon stockholder approval of the transaction.

Registration.    We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2007 Plan.

Series A Restricted Stock.    In March 2009, we issued awards to certain of our employees of restricted shares of our Series A preferred stock. As of July 25, 2016, there were 45,523 shares of Series A Restricted Stock subject to these outstanding awards after applying a 1-for-2.82 reverse stock split of our Series A preferred stock, which became effective on June 8, 2016.

The award agreements provide that until the shares of Series A Restricted Stock vest, they may not be sold, transferred or encumbered in any manner, and will be subject to forfeiture if the award recipient's employment with us terminates for any reason. The award agreements provide that shares of the Series A Restricted Stock will vest upon the earlier of a change in control of our company if the holder of the Series A Restricted Stock is employed by our company on the date of the change in control or the nine month anniversary of the closing of this offering. The award agreements generally define a "change in control" as involving (i) the acquisition by a person of beneficial ownership of 50% or more of the combined voting power of the company's voting securities; (ii) the consummation of a merger, consolidation, statutory share exchange or reorganization involving the company; (iii) the consummation of the sale of all or substantially all of the company's assets; (iv) a majority of the members of the company's board ceasing to be "continuing directors"; or (v) the consummation of a complete liquidation or dissolution of the company. Unless otherwise provided in a separate agreement with the company, if the vesting of Series A Restricted Stock upon a change in control would, together with any other payments to the same individual that are deemed contingent on a change in control, be characterized as a "parachute payment" under Code Section 280G, then such vesting and other payments are to be reduced to the extent necessary to avoid the imposition of the excise tax on "excess parachute payments" required by Code Section 4999. Mr. Mattys' Series A Restricted Stock also vests 45 days following his termination of employment so long as he provides a release of claims in favor of our company.

2016 Equity Incentive Plan.    Our board of directors adopted the 2016 Plan in 2016 and our stockholders approved the 2016 Plan in 2016. The purposes of the 2016 Plan are to attract and retain the best available personnel, to provide them with additional incentives and to align their interests with those of our stockholders. The material terms of the 2016 Plan are summarized below.

Share Reserve.    As of July 25, 2016, there were no stock options or other equity-based awards outstanding under the 2016 Plan. The 2016 Plan provides that 4,800,000 shares may be the subject of awards and issued under the plan. We intend to use up to 173,630 shares for grants of stock options and restricted stock units equal to $3,211,012 divided by the price to the public in this offering (321,101 RSUs, based on the initial offering price of $10.00 per share) to our employees and directors effective upon completion of this offering with an exercise price for stock options equal to the offering price. We also intend to use the number of shares equal to (a) an aggregate $350,000 for grants of non-statutory stock options to our directors and (b) an aggregate $350,000 for grants of restricted stock units to our directors as described under "Management — Non-Employee Director Compensation", upon the effectiveness of the registration statement on the terms described above, the amount of which will be calculated as the grant date fair value of the stock-based awards computed in accordance with FASB Topic ASC 718 on the date of grant based on the per share price to the public of our common stock in connection with this offering. The 2016 Plan's share reserve will increase on January 1 of each year beginning in 2017 and ending on January 1, 2026 in an amount equal to the least of: (i) 5% of the total number of shares outstanding as of December 31 of the immediately preceding calendar year; (ii) 2,500,000 shares; or (iii) a number of shares determined by our board of directors. Shares subject to awards under the 2016 Plan, the 2007 Plan or the 2003 Plan that expire unexercised, are cancelled or forfeited, are settled for cash or otherwise do not result in the issuance of all or a portion of the shares subject to the award will replenish the 2016 Plan's share reserve. If the payment of the exercise price of any award under the 2016 Plan, the 2007 Plan or the 2003 Plan is made by the tendering or withholding of shares or if any applicable tax withholding obligation arising from an award under any of those plans is satisfied by the tendering or withholding of shares, the shares tendered or withheld also will replenish the 2016 Plan's share reserve.

Awards granted or shares of our common stock issued under the 2016 Plan upon the assumption of, or in substitution or exchange for, outstanding equity awards previously granted by an entity acquired by us or any of our subsidiaries (referred to as "substitute awards") will not reduce the share reserve under the 2016 Plan. Additionally, if a company acquired by us or any of our subsidiaries has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition, the unused shares under that pre-existing plan may be used for awards under the 2016 Plan and will not reduce the share reserve under the 2016 Plan, but only if the awards are made to individuals who were not employed by or providing services to us or any of our subsidiaries immediately prior to such acquisition.

Administration of Plan.    The compensation and organization committee of our board of directors will administer the 2016 Plan, other than with respect to awards to our non-employee directors, which will be administered by the full board of directors. We refer to the compensation and organization committee or the board of directors, as applicable, as the plan administrator in this section. Subject to the terms of the 2016 Plan, the plan administrator has the authority to, among other things, determine the persons to whom awards will be granted, the timing, type and number of shares covered by each award, and the terms and conditions of the awards. The plan administrator may also require or permit the deferral of the settlement of an award, establish and modify rules to administer the plan, interpret the plan and any related award agreement, cancel or suspend an award, accelerate the vesting of an award, and otherwise modify or amend the terms of outstanding awards to the extent permitted under the plan. Unless an amendment to the terms of an award is necessary to comply with applicable laws, stock exchange rules or compensation recovery policy, a participant whose rights would be materially impaired by such an amendment must consent to it.

Except in connection with changes in the Company's capitalization in which share adjustments are specifically authorized, the 2016 Plan prohibits the plan administrator from repricing any outstanding "underwater" option or SAR awards without the prior approval of our stockholders. For these purposes, a "repricing" includes amending the terms of an option or SAR award to lower the exercise price, canceling an option or SAR award in exchange for replacement option or SAR awards having a lower exercise price, or canceling an underwater option or SAR award in exchange for cash, other property or a "full value award," which is an equity-based award other than an option or SAR award.

To the extent permitted by law and stock exchange rules, the 2016 Plan permits the plan administrator to delegate its duties, power and authority under the plan to any of its members, to our executive officers or non-employee directors with respect to awards to participants who are not themselves our directors or executive officers, or to one or more agents or advisors with respect to non-discretionary administrative duties.

Eligibility.    Our employees, non-employee directors and certain consultants and advisors who provide services to us are eligible to receive awards under the 2016 Plan. Incentive stock options may be granted only to our employees.

Equity Awards.    The 2016 Plan allows us to grant stock options, SARs, restricted stock, stock units and other stock-based awards. Each award will be evidenced by an agreement with the award recipient setting forth the terms and conditions of the award, including vesting conditions. Awards under the 2016 Plan will have a maximum term of ten years from the date of grant. The plan administrator may provide that the vesting or payment of any award will be subject to the attainment of certain performance measures established by the plan administrator, and the plan administrator will determine whether such measures have been achieved.

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    Stock Options.  Stock options permit the holder to purchase a specified number of shares of our common stock at a set price. Options granted under the 2016 Plan may be either incentive or nonqualified stock options. The per share exercise price of options granted under the plan may not be less than the fair market value of a share of our common stock on the date of grant, except in the case of substitute awards. Incentive stock options granted to employees who hold more than 10% of the total combined voting power of our stock will have an exercise price not less than 110% of the fair market value of our common stock on the date of grant and will have a maximum term of five years. The maximum number of shares that may be issued upon the exercise of incentive stock options under the 2016 Plan is 4,800,000. The total purchase price of the shares to be purchased upon exercise of an option will be paid by the participant in cash unless the plan administrator allows exercise payments to be made (i) by means of a broker-assisted sale and remittance program, (ii) by delivery to us of shares of common stock already owned by the participant, or (iii) by a "net exercise" of the option in which a portion of the shares otherwise issuable upon exercise of the option are withheld by us.

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    SARs.  SARs provide for payment to the holder of all or a portion of the excess of the fair market value of a specified number of shares of our common stock on the date of exercise over the aggregate exercise price for that number of shares. Payment may be made in cash or shares of our common stock or a combination of both, as determined by the plan administrator. The exercise price per share of a SAR award will be determined by the plan administrator, but may not be less than 100% of the fair market value of one share of our common stock on the date of grant, unless the SAR is granted as a substitute award.

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    Restricted Stock.  A restricted stock award is an award of our common stock that vests at such times and in such installments as is determined by the plan administrator. Until it vests, the shares subject to the award are subject to restrictions on transferability and the possibility of forfeiture. The plan administrator may impose such restrictions or conditions to the vesting of restricted stock awards as it deems appropriate, including that the participant remain continuously in our service for a certain period or that we, or any of our subsidiaries or business units, satisfy specified performance goals. Participants are entitled to vote shares of restricted stock prior to the time they vest.

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    Stock Units.  The grant of a stock unit provides the right to receive the fair market value of a share of our common stock, payable in cash, shares, or a combination of both as determined by the plan administrator. A stock unit award vests at such times and in such installments as is determined by the plan administrator. Until it vests, a stock unit award is subject to restrictions on transferability and the possibility of forfeiture. The plan administrator may impose such restrictions or conditions to the vesting of stock unit awards as it deems appropriate.

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    Other Stock-Based Awards.  The plan administrator, in its discretion, may grant awards of common stock and other awards that are valued by reference to and/or payable in shares of our common stock under the 2016 Plan. The administrator will set the terms and conditions of such awards.

Maximum Awards to Individual Participants.    The number of shares of our common stock subject to options or SARs that may be granted to any participant other than a non-employee director during a calendar year under the 2016 Plan may not exceed 1,000,000. The aggregate grant date fair value of all awards granted during any calendar year under the 2016 Plan to any non-employee director (other than awards granted at the election of the director in lieu of cash retainers or fees otherwise payable to the director) may not exceed $500,000. The maximum number of our shares that may be the subject of full value awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code, that are denominated in shares or share equivalents and that are granted to any participant during any calendar year may not exceed 1,000,000 shares. The maximum amount payable with respect to any full value awards that are intended to qualify as performance-based compensation for purposes of Section 162(m), that are denominated other than in shares or share equivalents and that are granted to any participant during any calendar year shall not exceed $5,000,000.

Dividend and Dividend Equivalents.    No dividends, dividend equivalents or distributions will be paid with respect to stock options or SARs granted under the 2016 Plan. Other than regular cash dividends, any dividends or distributions paid with respect to the unvested portion of a restricted stock award will be subject to the same restrictions as the shares to which such dividends or distributions relate. The plan administrator may provide the holder of a stock unit award or any other stock-based award with the right to receive dividend equivalents with respect to the shares subject to the award. Any shares issued as the result of the reinvestment of dividends or the deemed reinvestment of dividend equivalents in connection with an award will be counted against, and replenish upon any subsequent forfeiture, the 2016 Plan's share reserve.

Transferability.    Unless otherwise determined by the plan administrator, awards granted under the 2016 Plan generally are not transferable except by will or the laws of descent and distribution. The plan administrator may permit the transfer of awards other than incentive stock options pursuant to a domestic relations order or by way of gift to a family member.

Termination of Service.    Unless otherwise provided in an award agreement (and except with respect to terminations following certain corporate transactions described below under "— Change-in-Control; Corporate Transaction"), upon termination of an award recipient's service with our company, all unvested and unexercisable portions of the recipient's outstanding awards will immediately be forfeited. If an award recipient's service with our company terminates other than for cause (as defined in the 2016 Plan), death or disability, the vested and exercisable portions of the recipient's outstanding options and SARs generally will remain exercisable for three months after termination. If a recipient's service terminates due to death or disability (or if a recipient dies during the three-month period after termination of service other than for cause), the vested and exercisable portions of the recipient's outstanding options and SARs generally will remain exercisable for one year after termination. Upon termination for cause, all unexercised stock options and SARs will also be forfeited.

Change in Control.    Unless otherwise provided in an award agreement, in the event of a change in control that is a corporate transaction, the surviving or successor entity may continue, assume or replace some or all of the outstanding awards under the 2016 Plan. Our award agreements with our executive officers will typically provide that if awards granted to the executive officer under the 2016 Plan are continued, assumed or replaced in connection with such a transaction and if within one year after the transaction the executive officer experiences an involuntary termination of service other than for cause, or terminates his or her employment for good reason, the executive officer's outstanding awards will vest in full, will immediately become fully exercisable and will remain exercisable for one year following termination.

If awards granted to any participant are not continued, assumed or replaced, then (i) any outstanding stock option or SAR will become fully exercisable for a period of time prior to the transaction and terminate at the time of the transaction; and (ii) any outstanding full value awards will vest immediately prior to the transaction. Alternatively, the plan administrator may provide for the cancellation of any outstanding award in exchange for payment to the holder of the amount of the consideration that would have been received in the transaction for the number of shares subject to the award less the aggregate exercise price (if any) of the award.

In the event of a change in control that does not involve a corporate transaction, the plan administrator, in its discretion may take such action as it deems appropriate with respect to outstanding awards, which may include providing for the cancellation of any award in exchange for payment to the holder of the amount of the consideration that would have been received in the change in control for the number of shares subject to the award less the aggregate exercise price (if any) of the award, or making adjustments to any award to reflect the change in control, including the acceleration of vesting in full or in part.

For purposes of the 2016 Plan, a "change in control" generally refers to a corporate transaction (as defined in the next sentence), the acquisition by a person or group of more than 50% of the combined voting power of our stock, or our "continuing directors" ceasing to constitute a majority of the members of the board of directors. A "corporate transaction" generally refers to (i) a sale or other disposition of all or substantially all of the assets of our company, or (ii) a merger, consolidation, share exchange or similar transaction involving our company, regardless of whether or company is the surviving corporation.

Performance-Based Compensation.    The 2016 Plan provides that the plan administrator may grant full value awards under the 2016 Plan that are intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code in order to preserve the deductibility of those awards for federal income tax purposes, and contains certain provisions intended to enable our company to comply with the requirements of Section 162(m). However, the deduction limitations imposed by Section 162(m) do not, for a period of time following a company's initial public offering, apply to compensation paid by the company pursuant to a compensation plan (such as the 2016 Plan) that existed during the period in which the company was not publicly held, provided satisfactory disclosure about the compensation plan is included in the initial public offering prospectus. This period of non-applicability continues until the earliest of (i) the expiration of the compensation plan, (ii) the material modification of the plan, (iii) the issuance of all company stock allocated under the plan, or (iv) the first annual meeting of the company's shareholders that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs.

Adjustment of Awards.    In the event of an equity restructuring that affects the per share value of our common stock, including a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the plan administrator will make appropriate adjustment to: (i) the number and kind of securities reserved for issuance under the 2016 Plan, (ii) the number and kind of securities subject to outstanding awards under the 2016 Plan, (iii) the exercise price of outstanding options and SARs, and (iv) any maximum limitations prescribed by the 2016 Plan as to grants of certain types of awards. The administrator may also make similar adjustments in the event of any other change in our company's capitalization, including a merger, consolidation, reorganization or liquidation.

Amendment and Termination.    The 2016 Plan will remain in effect until the tenth anniversary of the effective date of the 2016 Plan, or until terminated by our board of directors, whichever occurs first. Our board of directors may terminate, suspend or amend the plan at any time, but, in general, no termination, suspension or amendment may materially impair the rights of any participant with respect to outstanding awards without the participant's consent, unless such action is necessary to comply with applicable law or stock exchange rules. Awards that are outstanding on the 2016 Plan's termination date will remain in effect in accordance with the terms of the plan and the applicable award agreements. Stockholder approval of any amendment of the 2016 Plan will be obtained if required by applicable law or the rules of the applicable stock exchange.

Registration.    We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2016 Plan.

Employee Stock Purchase Plan.    Prior to the completion of this offering, we expect to adopt and our stockholders to approve our Employee Stock Purchase Plan, or ESPP, intended to be a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code. Assuming such actions occur as expected, the ESPP will terminate on the earlier of (i) the date on which all shares subject to the ESPP are issued or (ii) the date our board of directors terminates the ESPP. The purpose of the ESPP is to provide our employees with a convenient means of purchasing shares of our common stock at a discount to market prices through the use of payroll deductions. The material terms of the ESPP are summarized below.

Share Reserve.    A total of 1,600,000 shares of our common stock will initially be made available for sale under the ESPP. In addition, the ESPP provides for annual increases in the number of shares available for issuance under the ESPP on January 1 of each year beginning in 2017 and ending on January 1, 2026 in an amount equal to the least of: (i) 1% of the total number of shares outstanding as of December 31 of the immediately preceding calendar year; (ii) 500,000 shares; or (iii) a number of shares determined by our board of directors. If there is any change to our outstanding common stock, such as a recapitalization, stock dividend, stock split or similar event, appropriate adjustments will be made to the number and class of shares available under the ESPP, the limit on the number of shares that a participant may purchase during any purchase period, and the number, class and purchase price of shares subject to purchase under any pending offering.

Administration.    Our compensation and organization committee will administer the ESPP. The compensation and organization committee will have full authority to adopt rules and procedures to administer the ESPP, to interpret the provisions of the ESPP, to determine the terms and conditions of offerings under the ESPP and to designate any subsidiaries to participate in the ESPP.

Eligibility and Participation.    All of our employees (including those of any participating subsidiary) other than those subject to the 5% ownership limitation described below are eligible to participate in the ESPP. Our compensation and organization committee may, consistent with the requirements of Section 423, impose additional eligibility requirements for individual offerings under the ESPP. Eligible employees may enroll in the ESPP and begin participating at the start of any purchase period.

Purchase Periods.    Shares of our common stock will be offered under the ESPP through a series of offerings, each of which consists of a single purchase period of six months, or such other duration (up to 27 months) as the compensation and organization committee may prescribe. We expect that our shares will be offered under the ESPP through an initial purchase period commencing on the effective date of this registration statement and in which all of our then-eligible employees will be automatically enrolled, followed thereafter by a series of successive six-month purchase periods that are expected to commence on May 1 and November 1 each year. Purchases under the ESPP are expected to occur on the last trading day of each purchase period.

Purchase Price.    The purchase price of our common stock acquired on each purchase date will be no less than 85% of the lower of (i) the closing market price per share of our common stock on the first trading day of the applicable purchase period or (ii) the closing market price per share of our common stock on the last trading day of the applicable purchase period.

Payroll Deductions and Stock Purchases.    Each participant may elect to have a percentage of eligible compensation between 1% and 15% withheld as a payroll deduction per pay period. The accumulated deductions will automatically be applied on each purchase date (the last trading day of a purchase period) to the purchase of shares of our common stock at the purchase price in effect for that purchase date. No more than 5,000 shares of our common stock may be purchased by an ESPP participant on any purchase date. For purposes of the ESPP, eligible compensation means the total cash compensation paid to a participant, including base salary, bonuses, commissions and overtime pay, but excludes company 401(k) contributions and income with respect to equity-based awards.

Special Limitations.    The ESPP imposes certain limitations upon a participant's right to acquire our common stock, including the following:

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    purchase rights may not be granted to any individual who owns stock (including stock purchasable under any outstanding purchase rights) possessing 5% or more of the total combined voting power or value of all classes of our stock or the stock of any of our subsidiaries; and

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    a participant accrues the right to purchase no more than $25,000 worth of our common stock (valued at the time each purchase right is granted) for each calendar year during which a purchase period occurs under the ESPP.

Withdrawal or Termination of Purchase Rights.    A participant may withdraw from the ESPP at any time, and his or her accumulated payroll deductions will be promptly refunded. A participant's purchase right will immediately terminate upon his or her cessation of employment for any reason. Any payroll deductions that the participant may have made for the purchase period in which such cessation of employment occurs will be refunded and will not be applied to the purchase of common stock.

Transferability.    No purchase rights will be assignable or transferable by the participant, except by will or the laws of descent and distribution.

Corporate Transactions.    If our company is acquired by merger, consolidation or other reorganization, or sells all or substantially all its assets, each right to acquire shares on any purchase date scheduled to occur after the date of the consummation of the acquisition transaction shall be continued or assumed or an equivalent right shall be substituted by the surviving or successor corporation or its parent or subsidiary. If those rights are not continued, assumed or substituted, then our board of directors may terminate the ESPP or shorten the purchase period then in progress by setting a new purchase date to occur prior to the transaction.

Share Proration.    Should the total number of shares of common stock to be purchased pursuant to outstanding purchase rights on any particular purchase date exceed the number of shares remaining available for issuance under the ESPP at that time, then the compensation and organization committee will make a pro-rata allocation of the available shares on a uniform and nondiscriminatory basis.

Amendment.    Our board of directors may at any time amend or suspend the ESPP. However, our board of directors may not, without stockholder approval, amend the ESPP to (i) increase the number of shares issuable under the ESPP outside of the automatic share increase feature, or (ii) effect any other change in the ESPP that would require stockholder approval under applicable law or to maintain compliance with Code Section 423.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. All of our eligible employees can participate, beginning on the first day of the month following commencement of their employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $18,000 in 2016, and have the amount of the reduction contributed to the 401(k) plan. Participants who are at least 50 years old also can make "catch-up" contributions, which in 2016 may be up to an additional $6,000 above the statutory limit. We also make discretionary matching contributions to our 401(k) plan equal to 3% of the employee contributions up to 3% of the employee's salary, subject to the statutorily prescribed limit, equal to $18,000 in 2016 for all employees who have been employed at least one year, other than our named executive officers, commissioned field sales representatives and certain highly compensated employees. The match immediately vests in full.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon completion of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

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    for any breach of the director's duty of loyalty to us or our stockholders;

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    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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    for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

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    for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our amended and restated certificate of incorporation, which will become effective upon completion of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers certain liabilities of our directors and executive officers arising out of claims based on acts or omissions in their capacities as directors or executive officers. In addition, we intend to enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements may require us, among other things, to indemnify each such director or executive officer for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or executive officers.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It also is possible that the director or officer could amend or terminate the plan when not in possession of material, nonpublic information. In addition, our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above under "Executive Compensation," we have been a party to the following transactions since January 1, 2013, in which the amount exceeded or will exceed $120,000, and in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest.

Participation in this Offering

Peter H. Soderberg, the Chairman of our Board, has indicated an interest in purchasing up to $1.0 million of shares of our common stock in this offering. This investor would purchase up to an aggregate of approximately 100,000 of the 4,000,000 shares offered in this offering based on the indication of interest. It also is possible that this investor could indicate an interest in purchasing more shares of our common stock. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to this investor, or this investor may determine to purchase more, less or no shares in this offering.

Series B Preferred Stock Financing

In September and October 2012, we issued 2,733,468 shares of our Series B preferred stock at an issuance price of $3.80 per share for aggregate consideration of approximately $10.4 million to a total of 18 investors, including Galen Partners and affiliated entities and Radius Ventures III LP and affiliated entities, each of which holds 5% or more of our capital stock and is represented on our board of directors, as well as certain of our directors or their affiliates, including Worthy Ventures Resources LLC (an affiliate of Peter Soderberg), Richard Nigon and Kevin Roche. In connection with the closing of the offering contemplated by this prospectus, such shares of Series B preferred stock will convert to common stock at a ratio of 1-to-1 plus the holders will receive additional shares of common stock in lieu of payment of the liquidation preference and accrued dividends on the Series B preferred stock. The following table summarizes purchases of Series B preferred stock by such investors:

Stockholder Name	Shares of Series B	Series B Total Purchase Price
Galen Partners	1,156,467	$4,400,131
Radius Ventures	1,156,467	$4,400,131
Worthy Ventures Resources LLC	78,850	$300,010
Richard Nigon (IRA)	5,719	$21,761
Kevin Roche	5,719	$21,761

Amended and Restated Investors' Rights Agreement

In September 2012, in connection with the closing of our Series B preferred stock financing, we entered into an amended and restated investors' rights agreement with certain holders of our preferred stock, including entities with which certain of our directors are affiliated. Pursuant to this agreement, holders of our preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, were granted certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The investors' rights agreement also provides for a right of first offer in favor of certain holders of our stock with regard to certain issuances of our capital stock. The rights of first offer will not apply to, and will terminate upon, the completion of this offering. For a more detailed description of these registration rights, see "Description of Capital Stock — Registration Rights."

Voting Agreement

We are party to a voting agreement under which certain holders of our capital stock, including entities with which certain of our directors are affiliated, have agreed to vote their shares in a certain way on certain matters, including with respect to the election of directors. The voting agreement also provides for drag-along rights requiring the stockholders party to this agreement to participate in a sale of our company or a deemed liquidation event under this agreement if any such matter is approved by a certain percentage of the stockholders party to the agreement.

Upon the completion of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the other rights granted under this agreement.

Right of First Refusal and Co-Sale Agreement

We are party to a right of first refusal and co-sale agreement pursuant to which our preferred stockholders, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, are granted a right of first refusal to purchase shares of our capital stock held by the stockholders party to this agreement and rights of co-sale in the event of a sale of our capital stock held by the stockholders party to this agreement. The right of first offer and co-sale agreement, and the associated rights described therein, will not apply to, and will terminate upon, the completion of this offering.

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, will contain provisions limiting the liability of directors, and our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and agents when determined appropriate by the board. In addition, we intend to enter into agreements to indemnify our directors and executive officers. For more information regarding these agreements, see "Executive Compensation — Limitation of Liability and Indemnification."

Change in Control Agreements

Certain of our executive officers will be entitled to change in control benefits pursuant to the terms of our equity incentive plans and pursuant to the terms of their employment agreements that we intend to enter into prior to the completion of this offering, as described in greater detail in "Executive Compensation — Potential Payments Upon Termination or Change-In-Control."

Executive Compensation Awards

We have approved equity compensation awards for our officers and directors to be made upon the completion of this offering. These are described in greater detail in "Executive Compensation — Stock Option and Other Equity Compensation Plans."

Policy for Approval of Related Party Transactions

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our related person policy. Our related person policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us of a related person.

 PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of July 25, 2016 by each person known by us to beneficially own more than 5% of our common stock, each of our directors, each of our named executive officers and all of our current directors and executive officers as a group.

The column entitled "Percentage of Shares Beneficially Owned — Before Offering" is based on 9,338,591 shares of our common stock outstanding as of July 25, 2016, assuming the conversion of all outstanding shares of our preferred stock into an aggregate of 5,924,453 shares of common stock immediately prior to the completion of this offering. The column entitled "Percentage of Shares Beneficially Owned — After Offering" is based on 16,649,017 shares of our common stock to be outstanding after this offering, assuming (a) the conversion of all outstanding shares of our preferred stock into an aggregate 5,924,453 shares of common stock immediately prior to the completion of this offering; (b) the issuance of 2,354,323 additional shares of common stock to which our Series A and Series B preferred stockholders are entitled immediately prior to the completion of this offering issuable in connection with the initial public offering; and (c) the issuance of 956,103 shares of common stock immediately prior to the completion of this offering to pay accrued dividends on our Series B preferred stock (assuming a closing date of August 1, 2016).

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable, or will become exercisable within 60 days of July 25, 2016, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws. Unless otherwise indicated, the address of all listed stockholders is c/o Tactile Systems Technology, Inc., 1331 Tyler Street NE, Suite 200, Minneapolis, MN 55413.

Peter H. Soderberg, the Chairman of our Board, has indicated an interest in purchasing up to $1.0 million of shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, this investor may determine to purchase fewer shares than he indicates an interest in purchasing or not to purchase in this offering. It also is possible that this investor could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell more or fewer shares to this investor than the investor indicates an interest in purchasing or not to sell any shares to this investor. The following table does not reflect any potential purchases by this investor or his affiliated entities. If any shares are purchased by this investor, the number and percentage of shares of our common stock beneficially owned by him after this offering will differ from the amounts set forth in the following table.

	Before Offering		After Offering
	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
Galen Partners V L.P.(1)	3,160,858	33.8%	4,805,378	28.9%
Radius Ventures III QP LP(2)	1,037,150	11.1%	2,000,979	12.0%
Named Executive Officers and Directors
Peter H. Soderberg(3)	137,581	1.5%	195,160	1.2%
Gerald R. Mattys(4)	663,958	6.8%	675,478	4.0%
William W. Burke	—	*	—	*
Jordan S. Davis(5)	1,037,150	11.1%	2,000,979	12.0%
Richard Nigon(6)	81,232	*	85,408	*
Kevin H. Roche(7)	199,982	2.1%	204,158	1.2%
Stephen I. Shapiro(8)	35,460	*	35,460	*
Zubeen Shroff(9)	3,160,858	33.8%	4,805,378	28.9%
Robert J. Folkes(10)	207,756	2.2%	209,729	1.3%
Bryan F. Rishe(11)	137,453	1.5%	137,453	*
All executive officers and directors as a group (13 persons)(12)	6,074,025	65.0%	8,643,738	49.9%

*Less
*Less than 1%.

(1)
Galen Partners V, L.P. has one general partner, Galen Partners V, LLC, which has sole voting and investment control over the shares of our common stock held by Galen Partners V, L.P. and is the beneficial owner of the shares held by Galen Partners V, L.P. Galen Partners V, LLC has three voting partners, including Zubeen Shroff, one of our directors, David W. Jahns and L. John Wilkerson.

(2)
Jordan Davis, one of our directors, and Dan Lubin are the Managing Members of Radius Ventures III QP LP and hold the shared voting and/or dispositive power with respect to the shares of our common stock held by Radius Ventures III QP LP.

(3)
Includes 78,850 shares before the offering and 136,429 shares after the offering held by Worthy Ventures Resources LLC, of which Mr. Soderberg serves as manager, and 58,731 shares subject to options that are exercisable within 60 days of July 25, 2016.

(4)
Includes 27,969 shares before the offering and 39,489 shares after the offering of restricted stock that vest on the earlier of a change of control of our company or nine months following the closing of this offering and 427,505 shares subject to options that are exercisable within 60 days of July 25, 2016.

(5)
Consists of the shares beneficially owned by Radius Ventures III QP LP set forth above. Mr. Davis disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(6)
Includes 5,720 shares subject to options that are exercisable within 60 days of July 25, 2016.

(7)
Includes 4,681 shares subject to options that are exercisable within 60 days of July 25, 2016.

(8)
Consists entirely of shares subject to options that are exercisable within 60 days of July 25, 2016.

(9)
Includes the shares beneficially owned by Galen Partners V, L.P set forth above. Mr. Shroff disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(10)
Includes 4,790 shares before the offering and 6,763 shares after the offering of restricted stock that vest on the earlier of a change of control of our company or nine months following the closing of this offering and 117,862 shares subject to options that are exercisable within 60 days of July 25, 2016.

(11)
Includes 58,731 shares subject to options that are exercisable within 60 days of July 25, 2016.

(12)
Includes 40,479 shares before the offering and 57,151 shares after the offering of restricted stock that vest on the earlier of a change of control of our company or nine months following the closing of this offering and 926,618 shares subject to options that are exercisable within 60 days of July 25, 2016.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect as of the consummation of the offering. We refer you to the form of our amended and restated certificate of incorporation and to the form of our amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capital

Immediately prior to the completion of this offering and the following the filing of the amended and restated certificate of incorporation, our authorized capital stock will consist of (i) 300,000,00 shares of common stock, par value $0.001 per share, and (ii) 50,000,00 shares of undesignated preferred stock, par value $0.001 per share.

As of July 25, 2016, there were issued and outstanding:

    •
    3,414,138 shares of our common stock held of record by 311 stockholders;

    •
    3,190,985 shares of our Series A preferred stock held of record by 95 stockholders;

    •
    2,733,468 shares of our Series B preferred stock held of record by 21 stockholders;

    •
    options to purchase 1,631,280 shares of our common stock held of record by 119 option holders; and

    •
    warrants to purchase 5,800 shares of our common stock held of record by two warrant holders.

Immediately prior to the completion of this offering, all currently outstanding shares of our Series A and Series B preferred stock will be converted into shares of a single class of common stock. Our Series A preferred stock will convert to common stock at a ratio of 1-for-1.03 and our Series B preferred stock will convert to common stock at a ratio of 1-for-1. In addition, upon completion of this offering, (a) each Series A preferred stockholder is entitled to receive the number of common shares equal to the Series A original issue price divided by the initial public offering price per share in this offering; and (b) each Series B preferred stockholder is entitled to receive the number of common shares equal to the Series B preferred stock original issue price divided by the initial public offering price per share in this offering. Therefore, we expect to issue 2,354,323 additional shares of common stock immediately prior to the completion of this offering that our Series A and Series B preferred stockholders are entitled to receive in connection with this initial public offering. Finally, immediately prior to the completion of this offering, each Series B preferred stockholder is entitled to receive the number of common shares equal to (1) the accrued dividends on the shares of Series B preferred stock divided by the original issue price of the Series B preferred stock and (2) the accrued dividends on the shares of Series B preferred stock divided by the initial public offering price per share in this offering. Therefore, we expect to issue 956,103 additional shares of common stock to pay accrued dividends on our Series B preferred stock (assuming a closing date of August 1, 2016).

Assuming the conversion of all outstanding shares of our preferred stock into shares of common stock, assuming a closing date of August 1, 2016, immediately following the completion of this offering, we expect to have 16,649,017 shares of common stock and no shares of preferred stock outstanding (or

17,249,017 shares of common stock and no shares of preferred stock outstanding if the underwriters exercise in full their option to purchase additional shares).

Common Stock

Pursuant to our amended and restated certificate of incorporation, holders of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our amended and restated certificate of incorporation or as required by applicable law. We have not provided for cumulative voting for the election of directors. As a result, the holders of a majority of the voting shares will be able to elect all of the directors then standing for election, if they should so choose. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our common stock shall be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. Upon our liquidation, dissolution or winding-up, the holders of common stock would be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and the satisfaction of any liquidation preferences granted to the holders of outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights.

Preferred Stock

Immediately prior to the completion of this offering, all currently outstanding shares of our Series A and Series B preferred stock will be converted into shares of a single class of common stock.

Following this offering, our amended and restated certificate of incorporation provides that we may issue up to 50,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares in each series, without any vote or action of the stockholders:

    •
    the number of shares;

    •
    the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

    •
    any qualifications, limitations or restrictions.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board of directors has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of our company and stockholders. We have no current plan to issue any preferred stock after this offering.

Registration Rights

Following the completion of this offering, the holders of our common stock issued upon conversion of our preferred stock or their permitted transferees are entitled to certain rights with respect to registration of these shares under the Securities Act. These rights are provided under the terms of an investors' rights agreement between us and the holders of these shares, which was entered into in connection with our preferred stock financings, and include demand registration rights, piggyback registration rights and Form S-3 registration rights, subject to certain exceptions. In any registration made pursuant to such investors' rights agreement, all fees, costs and expenses of underwritten registrations will be borne by us, and all selling expenses, including underwriting discounts and commissions, will be borne by the holders of the shares being registered, subject to certain exceptions.

The registration rights terminate three years following the completion of this offering or, with respect to any particular stockholder, at such time that the stockholder can sell all of its shares during any three-month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights.    Following the completion of this offering, the holders of an aggregate of 9,240,087 shares of our common stock, or their permitted transferees, are entitled to certain demand registration rights. Under the terms of the investors' rights agreement, we will be required, upon the written request at any time more than 180 days after the effective date of the registration statement of which this prospectus forms a part of holders of at least a majority of the shares that are entitled to registration rights under the investors' rights agreement and so long as the anticipated aggregate offering price of the shares to be offered and sold under such registration statement on Form S-1 is at least $10 million (net of underwriting discounts and commissions, stock transfer taxes and any other expenses of the such stockholders), to register, within 60 days after receiving such request, all of these shares plus any additional shares requested to be included in such registration requested by any other stockholders within 20 days after notice of such registration is mailed by us. We are required to effect only three registrations pursuant to this provision of the investors' rights agreement. We will not be required to effect a demand registration during the period from 60 days prior to the filing to 90 days following the effectiveness of a registration statement relating to a public offering of our securities. These registration rights are subject to specified conditions and limitations, including our ability to defer the filing of a registration statement with respect to an exercise of such Form S-3 registration rights for up to 90 days under certain circumstances.

Piggyback Registration Rights.    Following the completion of this offering, the holders of an aggregate of 9,240,087 shares of our common stock or their permitted transferees are entitled to certain piggyback registration rights. If we register any of our securities for our own account after the completion of this offering, the holders of these shares are entitled to include their shares in the registration upon written request made within 20 days after notice of such registration is mailed by us. Both we and the underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the investors' rights agreement.

Form S-3 Registration Rights.    Following the completion of this offering, the holders of an aggregate of 9,240,087 shares of our common stock, or their permitted transferees, are entitled to certain Form S-3 registration rights, upon the written request of the holders of at least 20% of the shares that are entitled to registration rights under the investors' rights agreement and so long as the aggregate amount of shares to be offered and sold under such registration statement on Form S-3 is at least $2.5 million (net of underwriting discounts and commissions, stock transfer taxes and any other expenses of the such stockholders). We are only obligated to file up to two registration statements on Form S-3 within a 12-month period. We will not be required to effect a demand registration during the period from 60 days prior to the filing to 90 days following the effectiveness of a registration statement relating to a public offering of our securities. These registration rights are subject to specified conditions and limitations, including our ability to defer the filing of a registration statement with respect to an exercise of such Form S-3 registration rights for up to 90 days under certain circumstances.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

    •
    prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    •
    the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    •
    on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

    •
    any merger or consolidation involving the corporation and the interested stockholder;

    •
    any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

    •
    subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

    •
    the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by the entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon completion of this offering, may delay or discourage transactions involving an actual or potential change in control of our company or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

    •
    permit our board of directors to issue up to 50,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

    •
    provide that the authorized number of directors may be changed by resolution of the board of directors;

    •
    provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

    •
    provide that directors may only be removed for cause by the holders of at least three-fourths of the voting power of the shares eligible to vote for directors;

    •
    provide that a special meeting of stockholders may be called only by our chief executive officer, the chairman of our board of directors or by a resolution adopted by a majority of our board of directors;

    •
    require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

    •
    provide that our by-laws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an election of directors;

    •
    provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice; and

    •
    do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose).

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, any or all internal corporate claims, which shall include claims, including claims in the right of our company, (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity, or (ii) as to which Title 8 of the Delaware General Corporation Law confers jurisdiction upon the Delaware Court of Chancery, shall be brought solely and exclusively in a state court located within the State of Delaware (or, if no state court located in the State of Delaware has jurisdiction, the federal district court for the District of Delaware). It is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.

Limitation on Liability of Directors and Indemnification.    Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

    •
    breach of their duty of loyalty to us or our stockholders;

    •
    act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

    •
    unlawful payment of dividends or unlawful stock repurchases or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

    •
    transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, in the form that will become effective upon the completion of this offering, provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by law or, if applicable, pursuant to indemnification agreements. They further provide that we may choose to indemnify other employees or agents of the corporation from time to time. Section 145(g) of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether the Delaware General Corporation Law permits indemnification. We intend to obtain a directors' and officers' liability insurance policy prior to the completion of this offering.

We will enter into separate indemnification agreements with our directors and officers, in addition to the indemnification provisions set forth in our amended and restated certificate of incorporation and bylaws. These agreements, among other things, will require us to indemnify our directors and officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her services as one of our directors or officers, including services provided to any subsidiary or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of ours pursuant to the foregoing provisions, or otherwise, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Stock Exchange Listing

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol "TCMD."

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Based on our outstanding shares as of July 25, 2016, and assuming (a) the issuance of 4,000,000 shares of common stock in this offering; (b) the conversion of all outstanding shares of our preferred stock into an aggregate 5,924,453 shares of common stock immediately prior to the completion of this offering; (c) the issuance of 2,354,323 additional shares of common stock immediately prior to the completion of this offering issuable in connection with the conversion of our preferred stock; and (d) the issuance of 956,103 shares of common stock immediately prior to the completion of this offering to pay accrued dividends on our Series B preferred stock (assuming a closing date of August 1, 2016), upon completion of this offering, we will have outstanding a total of 16,649,017 shares of our common stock (or 17,249,017 shares if the underwriters' option to purchase additional shares is exercised in full). Of these shares, all of the shares sold in this offering (plus any shares sold as a result of the underwriters' exercise of their option) will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

The remaining 12,649,017 shares of common stock to be outstanding after this offering will be "restricted securities" under Rule 144. Of these restricted securities, 11,380,493 shares will be subject to transfer restrictions for 180 days from the date of this prospectus pursuant to lock-up agreements. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rules 144 or 701 or otherwise under the Securities Act.

Lock-up Agreements

Our officers and directors and other holders of substantially all of our outstanding common stock, preferred stock, options and warrants are subject to lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Piper Jaffray & Co. and William Blair & Company, L.L.C.

Rule 144

Affiliate resales of restricted securities.    In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the three months before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

    •
    1% of the number of shares of our common stock then outstanding, which will equal approximately 166,491 shares immediately after this offering; or

    •
    the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 also are subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and NASDAQ concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate resales of restricted securities.    In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer's employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and shares of common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans on or shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

After the completion of this offering, holders of 9,240,087 shares of common stock will be entitled to specific rights to register those shares for sale in the public market. See "Description of Capital Stock — Registration Rights." Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in effect as of the date of this offering. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to non-U.S. holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a non-U.S. holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to non-U.S. holders subject to particular rules, including, without limitation:

    •
    U.S. expatriates and certain former citizens or long-term residents of the United States;

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    persons subject to the alternative minimum tax;

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    persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

    •
    banks, insurance companies, and other financial institutions;

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    real estate investment trusts or regulated investment companies;

    •
    brokers, dealers or traders in securities or currencies;

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    "controlled foreign corporations," "passive foreign investment companies" and corporations that accumulate earnings to avoid U.S. federal income tax;

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    S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, or investors in any such entities;

    •
    tax-exempt organizations or governmental organizations;

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    persons for whom our common stock constitutes "qualified small business stock" within the meaning of Section 1202 of the Code;

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    persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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    persons deemed to sell our common stock under the constructive sale provisions of the Code; and

    •
    tax-qualified retirement plans.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership and disposition of our common stock.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a "non-U.S. holder" is any beneficial owner of our common stock that is not a "U.S. person," a partnership, or an entity disregarded as separate from its owner, each for United States federal income tax purposes. A U.S. person is any of the following:

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    an individual who is a citizen or resident of the United States;

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    a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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    an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

    •
    a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (ii) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

As described in "Dividend Policy," we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in "— Sale or Other Taxable Disposition."

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder's conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders may be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding our common stock in connection with the conduct of a trade or business within the United States and dividends being paid in connection with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below on backup withholding and foreign accounts, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Taxable Disposition

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

    •
    the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

    •
    the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

    •
    our common stock constitutes a United States real property interest, or USRPI, by reason of our status as a United States real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A non-U.S. holder that is a foreign corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non-U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if such class of stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other disposition or the non-U.S. holder's holding period for such stock.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to payments of dividends on our common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns will be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Information reporting and backup withholding may apply to the proceeds of a sale of our common stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale of our common stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder on IRS Form W-8BEN, W-8BEN-E or other applicable form (and the payer does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

The withholding provisions described above will generally apply to payments of dividends made any time and to payments of gross proceeds from a sale or other disposition of stock on or after January 1, 2019. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend. Prospective investors should consult their tax advisors regarding these withholding provisions.

UNDERWRITING

Piper Jaffray & Co. and William Blair & Company, L.L.C. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of our common stock set forth opposite its name below.

Underwriters	Number of Shares
Piper Jaffray & Co.	1,600,000
William Blair & Company, L.L.C.	1,100,000
Canaccord Genuity Inc.	900,000
BTIG, LLC	400,000

Total	4,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in any marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.42 per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares to cover overallotments, if any.

	Per Share	Without Option	With Option
Public offering price	$10.00	$40,000,000	$46,000,000
Underwriting discounts and commissions	$0.70	$2,800,000	$3,220,000
Proceeds, before expenses, to us	$9.30	$37,200,000	$42,780,000

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.5 million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock. We have also agreed to reimburse the underwriters for certain expenses, including an amount not to exceed $50,000 in connection with the clearance of this offering with the Financial Industry Regulatory Authority, as set forth in the underwriting agreement.

Option to Purchase Additional Shares

The underwriters have an option, exercisable for 30 days from the date of this prospectus, to purchase up to 600,000 additional shares of common stock from us at the public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other stockholders, optionholders and warrantholders have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable or exercisable for, or that represent the right to receive shares of our common stock, for 180 days after the date of the prospectus used to sell our common stock without first obtaining the written consent of Piper Jaffray & Co. and William Blair & Company, L.L.C. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

    •
    offer, pledge, announce the intention to sell, sell or contract to sell any shares of our common stock;

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    sell any option or contract to purchase any shares of our common stock;

    •
    purchase any option or contract to sell any shares of our common stock;

    •
    grant any option, right or warrant to purchase any shares of our common stock;

    •
    make any short sale or otherwise transfer or dispose of any shares of our common stock;

    •
    enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or

    •
    demand that we file a registration statement related to our common stock.

The restrictions in the preceding paragraph do not apply to transfers of securities:

    •
    as a bona fide gift or gifts;

    •
    to an immediate family member or any trust for the direct or indirect benefit of the stockholder or an immediate family member of the stockholder;

    •
    if the stockholder is a corporation, partnership, limited liability company, trust or other business entity (i) transfers to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate of the stockholder or (ii) distributions of shares of our common stock to limited partners, limited liability company members or stockholders of the stockholder;

    •
    if the stockholder is a trust, to the beneficiary of such trust;

    •
    by testate succession or intestate succession;

    •
    pursuant to the underwriting agreement; or

    •
    pursuant to a "change of control" of our company;

provided, in the case of a transfer described in bullets one through five above, that such transfer does not involve a disposition for value, and each transferee agrees to be subject to the restrictions described in the immediately preceding paragraph and that no filing by any party under Section 16(a) of the Exchange Act, shall be required or shall be made voluntarily in connection with such transfer.

In addition, the transfer restrictions described above do not apply to:

    •
    the exercise of stock options granted pursuant to our equity incentive plans or warrants described in this prospectus, provided that the exercise does not require a filing under Section 16(a) of the Exchange Act;

    •
    the establishment of any 10b5-1 plan, provided that no sales of the stockholders' common stock will be made under such plans for 180 days after the date of this prospectus; or

    •
    any transfers to our company in a transaction exemption from Section 16(b) of the Exchange Act to satisfy tax withholding obligations pursuant to our equity incentive plans or arrangements, provided that any such transfer does not require a filing under Section 16(a) of the Exchange Act.

Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol "TCMD." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price include:

    •
    our financial information;

    •
    the history of, and the prospects for, our company and the industry in which we compete;

    •
    an assessment of our management, its past and present operations and the prospects for, and timing of, our future revenues;

    •
    the present state of our development;

    •
    the valuation multiples of publicly traded companies that the representatives believe to be comparable to us; and

    •
    the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts and commissions received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, one or more of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Any such underwriter may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the websites of any such underwriter is not part of this prospectus.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Canada.    The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45 106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    •
    to any legal entity which is a qualified investor as defined in the Prospectus Directive;

    •
    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

    •
    in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom.    Each underwriter has represented and agreed that:

    •
    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

    •
    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong.    The common shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

    •
    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

    •
    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

    •
    to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

    •
    where no consideration is or will be given for the transfer; or

    •
    where the transfer is by operation of law.

Switzerland.    The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the "SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of common shares.

United Arab Emirates.    This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the "UAE"), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority ("DFSA"), a regulatory authority of the Dubai International Financial Centre ("DIFC"). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Dubai Listing Rules, accordingly, or otherwise. The common shares may not be offered to the public in the UAE and/or any of the free zones.

The common shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

France.    This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the "AMF") for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

    •
    the transaction does not require a prospectus to be submitted for approval to the AMF;

    •
    persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

    •
    the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our common stock for their own account and undertake not to transfer, directly or indirectly, our common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Faegre Baker Daniels LLP, Minneapolis, Minnesota. Certain legal matters will be passed upon on behalf of the underwriters by Dorsey & Whitney LLP, Minneapolis, Minnesota.

EXPERTS

The audited financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.

Upon completion of this offering, we will be subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website as soon as reasonably practicable after filing such documents with the SEC.

You can read the registration statement and our future filings with the SEC over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at the foregoing address. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

TACTILE SYSTEMS TECHNOLOGY, INC.

Index to Consolidated Financial Statements

As of and for the years ended December 31, 2014 and 2015 (audited) and as of
March 31, 2016 and for the three month periods ended March 31, 2015 and 2016 (unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Tactile Systems Technology, Inc.

We have audited the accompanying consolidated balance sheets of Tactile Systems Technology, Inc. and its subsidiary (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tactile Systems Technology, Inc. and subsidiary as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
March 25, 2016 (Except for note 13 and the effects thereof, which is as of June 8, 2016)

TACTILE SYSTEMS TECHNOLOGY, INC.

Consolidated Balance Sheets

(in thousands, except share data)

	As of December 31,
			As of March 31, 2016	Pro Forma as of March 31, 2016
	2014	2015
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$5,416	$7,060	$5,787	$5,787
Accounts receivable, net	13,742	14,151	11,658	11,658
Inventories	3,521	5,781	5,228	5,228
Deferred income taxes	2,015	1,766	2,641	2,641
Prepaid expenses	423	602	469	469

Total current assets	25,117	29,360	25,783	25,783

Property and equipment, net	1,303	1,346	1,369	1,369

Other assets
Patent costs, net	2,744	2,489	2,419	2,419
Medicare accounts receivable — long term	1,302	2,039	1,811	1,811
Deferred income taxes	1,005	402	328	328
Other non-current assets	23	1,337	1,558	1,558

Total other assets	5,074	6,267	6,116	6,116

Total assets	$31,494	$36,973	$33,268	33,268

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable	$2,507	$3,336	$3,058	$3,058
Current portion of notes payable	9	—	—	—
Accrued payroll and related taxes	2,003	3,355	1,821	1,821
Accrued expenses	647	916	952	8,747
Future product royalties — current	924	991	743	743
Income taxes payable	100	904	—	—

Total current liabilities	6,190	9,502	6,574	14,369

Long-term liabilities
Notes payable, net of current portion	4	—	—	—
Deferred compensation	199	193	193	193
Future product royalties	446	—	—	—

Total long-term liabilities, net of current portion	649	193	193	193

Total liabilities	6,839	9,695	6,767	14,562

Convertible preferred stock
Series B convertible preferred stock, $.001 par value: 5,319,066 shares authorized, 2,733,468 shares issued and outstanding as of December 31, 2014 and 2015, and March 31, 2016 (unaudited), and no shares authorized, issued or outstanding as of March 31, 2016 (pro forma)	11,894	12,599	12,796	—
Series A convertible preferred stock, $.001 par value: 3,112,153 shares authorized, 3,108,589 shares issued and 3,061,488 shares outstanding as of December 31, 2014 and 2015, and March 31, 2016, and no shares authorized, issued or outstanding as of March 31, 2016 (pro forma) (unaudited)	19,188	20,328	20,645	—
Stockholders' equity (deficit)
Common stock, $.001 par value: 14,184,175 shares authorized, 2,626,620 and 3,222,902 shares issued and outstanding as of December 31, 2014 and 2015, respectively, and 3,341,285 as of March 31, 2016 (unaudited), and 300,000,000 shares authorized, 11,693,880 shares issued and outstanding as of March 31, 2016 (pro forma)	3	3	3	12
Additional paid-in capital	442	—	—	25,637
Accumulated deficit	(6,872)	(5,652)	(6,943)	(6,943)

Total stockholders' equity (deficit)	(6,427)	(5,649)	(6,940)	18,706

Total liabilities and stockholders' equity (deficit)	$31,494	$36,973	$33,268	$33,268

See accompanying notes to the consolidated financial statements.

TACTILE SYSTEMS TECHNOLOGY, INC.

Consolidated Statements of Operations

(in thousands, except share data)

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
			(unaudited)
Revenues, net	$47,736	$62,872	$10,121	$13,700
Cost of goods sold	12,715	16,908	2,972	3,811

Gross profit	35,021	45,964	7,149	9,889

Operating expenses
Sales and marketing	18,154	24,485	5,169	7,281
Research and development	2,843	4,312	817	980
Reimbursement, general and administrative	10,225	13,716	2,647	3,414

Total operating expenses	31,222	42,513	8,633	11,675

Income (loss) from operations	3,799	3,451	(1,484)	(1,786)
Other income (expense)	(4)	(194)	12	5

Income (loss) before income taxes	3,795	3,257	(1,472)	(1,781)
Income tax expense (benefit)	1,725	1,864	(592)	(801)

Net income (loss)	2,070	1,393	(880)	(980)
Convertible preferred stock dividends	1,761	1,845	460	514
Allocation of undistributed earnings to preferred stockholders	216	—	—	—

Net income (loss) attributable to common stockholders	$93	$(452)	$(1,340)	$(1,494)

Net income (loss) per common share attributable to common stockholders
Basic	$0.04	$(0.15)	$(0.51)	$(0.45)
Diluted	$0.02	$(0.15)	$(0.51)	$(0.45)
Weighted-average common shares used to compute net income (loss) per common share attributable to common stockholders
Basic	2,491,108	2,929,438	2,640,807	3,293,326
Diluted	3,797,688	2,929,438	2,640,807	3,293,326
Pro forma net income (loss) per common share attributable to common stockholders (unaudited)
Basic		$0.11		$(0.07)
Diluted		$0.10		$(0.07)
Weighted-average shares used to compute pro forma net income (loss) per common share attributable to common stockholders (unaudited)
Basic		12,985,058		13,348,946
Diluted		14,611,680		13,348,946

See accompanying notes to the consolidated financial statements.

TACTILE SYSTEMS TECHNOLOGY, INC.

Consolidated Statements of Stockholders' Equity (Deficit)

(in thousands, except share data)

	Common Stock
			Additional Paid-In Capital	Accumulated Deficit
	Shares	Par Value			Total
Balances, December 31, 2013	2,226,716	$2	$1,826	$(8,942)	$(7,114)
Stock-based compensation	—	—	148	—	148
Exercise of common stock options	399,903	1	229	—	230
Preferred stock dividends	—	—	(1,761)	—	(1,761)
Net income	—	—	—	2,070	2,070

Balances, December 31, 2014	2,626,619	3	442	(6,872)	(6,427)
Stock-based compensation	—	—	316	—	316
Exercise of common stock options and warrants	596,283	—	914	—	914
Preferred stock dividends	—	—	(1,672)	(173)	(1,845)
Net income	—	—	—	1,393	1,393

Balances, December 31, 2015	3,222,902	$3	$—	$(5,652)	$(5,649)
Stock-based compensation (unaudited)	—	—	75	—	75
Exercise of common stock options (unaudited)	118,383	—	128	—	128
Preferred stock dividends (unaudited)	—	—	(203)	(311)	(514)
Net loss (unaudited)	—	—	—	(980)	(980)

Balances, March 31, 2016 (unaudited)	3,341,285	$3	$—	$(6,943)	$(6,940)

See accompanying notes to the consolidated financial statements.

TACTILE SYSTEMS TECHNOLOGY, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
			(unaudited)
Cash flows from operating activities
Net income (loss)	$2,070	$1,393	$(880)	$(980)
Adjustments to reconcile net income (loss) to net cash flows used in operating activities
Depreciation and amortization	706	827	201	211
Deferred income taxes	1,558	852	(592)	(801)
Stock-based compensation expense	148	316	62	75
Deferred compensation	—	(6)	—	—
Change in allowance for doubtful accounts	500	100	—	—
Changes in assets and liabilities
Accounts receivable	(4,671)	(509)	2,340	2,493
Inventories	(608)	(2,260)	(375)	553
Prepaid expenses and other non-current assets	(142)	(1,493)	15	(87)
Medicare accounts receivable — long term	(381)	(737)	—	228
Accounts payable	547	829	(148)	(278)
Accrued payroll and related taxes	(601)	1,352	720	(1,534)
Accrued expenses and income taxes payable	44	1,073	(1,632)	(868)
Future product royalties	(161)	(379)	(149)	(248)

Net cash flows (used in) from operating activities	(991)	1,358	(438)	(1,236)

Cash flows from investing activities
Purchases of property and equipment	(353)	(592)	(150)	(165)
Patent costs	—	(23)	—	—

Net cash flows used in investing activities	(353)	(615)	(150)	(165)

Cash flows from financing activities
Payments on notes payable	(9)	(13)	(2)	—
Proceeds from exercise of common stock options and warrants	230	914	6	128

Net cash flows from financing activities	221	901	4	128

Net change in cash and cash equivalents	(1,123)	1,644	(584)	(1,273)
Cash and cash equivalents — beginning of year	6,539	5,416	5,416	7,060

Cash and cash equivalents — end of period	$5,416	$7,060	$4,832	$5,787

Supplemental cash flow disclosure
Cash paid for interest	$1	$1	$—	$—

Cash paid for taxes	$238	$240	$131	$951

See accompanying notes to the consolidated financial statements.

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 1 — Summary of Significant Accounting Policies

Nature of Operations

Tactile Systems Technology, Inc. (the "Company") (doing business as Tactile Medical) is the sole manufacturer and distributor of the Flexitouch and Entré Systems, medical devices to help control symptoms of lymphedema, a chronic and progressive medical condition that is often an unintended consequence of cancer treatment, and the ACTitouch System, a medical device to treat venous leg ulcers and chronic venous insufficiency. The Company provides its products for use both in the home and in health care institutions, including hospitals and vascular, wound and lymphedema clinics throughout the United States.

Basis of Presentation

The Company was originally incorporated in Minnesota under the name Tactile Systems Technology, Inc. on January 30, 1995. During 2006, the Company set up a merger corporation and subsequently, on July 21, 2006, merged with and into this merger corporation. The resulting corporation assumed the name Tactile Systems Technology, Inc. The purpose of this merger was to reincorporate the Company in Delaware, increase the number of authorized common shares to 8.9 million and assign a par value of $.001 to its common stock. In September 2013, the Company began doing business as Tactile Medical.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Swelling Solutions, Inc., after elimination of intercompany accounts and transactions.

JOBS Act Accounting Election

As an emerging growth company under the Jumpstart Our Business Startups Act, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Company has elected to take advantage of the extended transition period for adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies.

Unaudited Interim Consolidated Financial Statements

The accompanying balance sheet as of March 31, 2016, the consolidated statements of operations and cash flows for the three months ended March 31, 2015 and 2016, and the consolidated statements of stockholders' equity as of March 31, 2016, are unaudited. The consolidated financial data and other information disclosed in these notes to the consolidated financial statements related to March 31, 2016, and the three months ended March 31, 2015 and 2016, are also unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's financial position as of March 31, 2016, and the results of its operations and cash flows for the three months ended

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 1 — Summary of Significant Accounting Policies (Continued)

March 31, 2015 and 2016, respectively. The results for the three months ended March 31, 2016 are not necessarily indicative of results to be expected for the year ending December 31, 2016, or for any other interim period or for any future year. Our business may be affected by seasonality. In the first quarter of each year, when most patients have started a new insurance year and have not paid their annual deductibles, we experience substantially reduced demand for our products. We typically experience higher sales in the third and fourth quarters as a result of patients having paid their annual insurance deductibles in full, thereby reducing their out-of-pocket costs for our products, or because patients often spend the remaining balances in their flexible spending accounts.

Unaudited Pro Forma Consolidated Balance Sheet

The unaudited pro forma consolidated balance sheet as of March 31, 2016 reflects: (i) the automatic conversion of all outstanding shares of the Company's convertible preferred stock into an aggregate of 5,924,453 shares of common stock immediately prior to the completion of this offering; (ii) the accrual for the payment of $7.8 in cumulative accrued dividends to the Company's Series A convertible preferred stockholders; and (iii) the issuance of 865,232 shares of common stock to pay accrued dividends on the Company's Series B convertible preferred stock.

Unaudited Pro Forma Net Income (Loss) Per Share Attributable to Common Stockholders

Unaudited pro forma basic and diluted net income (loss) per share has been computed to give effect to: (1) the conversion of all outstanding convertible preferred stock into an aggregate of 5,924,453 shares of common stock immediately prior to the completion of this offering; (2) the issuance of 2,354,323 additional shares of common stock immediately prior to the completion of this offering that the Company's Series A and Series B preferred stockholders are entitled to receive in connection with this initial public offering; (3) the additional 820,741 shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of Series A convertible preferred stock dividends; (4) the issuance of 956,103 shares of common stock immediately prior to the completion of this offering to pay accrued dividends on the Company's Series B convertible preferred stock (assuming a closing date of August 1, 2016); and (5) the effectiveness of the Company's amended and restated certificate of incorporation and adoption of the Company's amended and restated bylaws.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an initial maturity date of 90 days or less to be cash equivalents. As of December 31, 2014 and 2015 and March 31, 2016, cash equivalents consisted of money market funds, which are stated at cost and approximate fair value. The Company maintains cash in bank accounts which, at times, may exceed the Federal Depository Insurance Corporation ("FDIC") limits. The Company has not experienced any losses from maintaining balances in excess of FDIC limits.

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 1 — Summary of Significant Accounting Policies (Continued)

Accounts Receivable

The majority of the Company's accounts receivable and revenues are from commercial insurance payers and government payers, such as Medicare, Veterans Administration and Medicaid.

Accounts receivable are carried net of allowances for estimated non-receipt of patient co-payment and deductible obligations and allowances for uncollectible accounts. The allowance for estimated nonreceipt of co-payment reimbursements and for uncollectible accounts was $1,900 and $2,000 as of December 31, 2014 and 2015, respectively, and $2,000 as of March 31, 2016. The Company believes all accounts receivable in excess of the allowance are fully collectible. The Company does not accrue interest on a majority of the past due accounts receivable. The Company determines when accounts become past due on a customer by customer basis. If accounts receivables in excess of the provided allowance are determined uncollectible, they are charged to expense in the quarter that determination is made and accounts receivable are written off after all collection efforts have failed. A portion of the Company's claims to Medicare are initially denied, and enter the appeals process, where many are ultimately reviewed by an Administrative Law Judge. After final adjudication of all claims, approximately 90% of the claims submitted are approved (this is on a number of claims, not a dollars claimed, basis). The appeals process can be lengthy, lasting more than a year in most cases. Accordingly, the Company classifies a portion of its Medicare accounts receivable as non-current based on its experience with Medicare.

The Company had accounts receivable from three insurance companies representing approximately 25%, 24% and 5% as of December 31, 2014. The Company had accounts receivable from three insurance companies representing approximately 26%, 18% and 7% of accounts receivable as of December 31, 2015. Revenues from these insurance companies accounted for 31%, 15%, and 12% of the Company's total revenues for the year ended December 31, 2014 and 28%, 13% and 11% for the year ended December 31, 2015. The Company had accounts receivable from three insurance companies representing approximately 21%, 16% and 4% of accounts receivable as of March 31, 2016. Revenues from these insurance companies accounted for 28%, 12% and 10% of the Company's total revenues for the three months ended March 31, 2016. The Company had accounts receivable from two insurance companies representing approximately 25% and 20% of accounts receivable as of March 31, 2015. Revenues from these insurance companies accounted for 13% and 27% of the Company's total revenues for the three months ended March 31, 2015.

Accounts receivable include amounts due from Medicare totaling $4,088, $4,275 and $4,368 relating to devices shipped to patients as of December 31, 2014 and 2015, and March 31, 2016, respectively, that are waiting insurance approval. The Company estimates the devices for which it expects to receive authorization and payment based on its reimbursement history from Medicare. The Company classified $1,302, $2,039 and $1,811 of this receivable as of December 31, 2014 and 2015, and March 31, 2016, respectively, as noncurrent as the Company does not expect these claims will be paid within one year of shipment of the device due to delays with the Administrative Law Judge appeal process.

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 1 — Summary of Significant Accounting Policies (Continued)

On September 3, 2015, the Company entered into a settlement agreement with the Centers for Medicare and Medicaid Services for 247 claims, representing approximately $1,457 of original claims based on the Medicare allowable rates, in which the Company had submitted a request for an Administrative Law Judge hearing in 2013. The settlement entitled the Company to receive a payment of approximately $851. The Company received this full amount during the fourth quarter of 2015. The settlement resulted in a reduction in the fourth quarter of 2015 of $815 in accounts receivable for shipment of products to patients covered by Medicare. The settlement was part of a pilot program, facilitated by the Office of Medicare Hearings and Appeals, to address a backlog of overdue claims awaiting Administrative Law Judge adjudication. Because the settlement is part of a pilot program, the Company cannot predict whether it will be able to conclude future settlements with Medicare or achieve settlements on similar terms. Any future settlement of claims for amounts less than the corresponding amounts receivable would result in a write off.

The reserve for uncollectible co-payment reimbursements and doubtful accounts were as follows:

	Year Ended December 31,
			Three Months Ended March 31, 2016
	2014	2015
			(unaudited)
Beginning balance	$1,400	$1,900	$2,000
Provision charged against revenues	3,285	5,973	1,286
Write-offs	(2,785)	(5,873)	(1,286)

Ending balance	$1,900	$2,000	$2,000

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $23 and $52 for the years ended December 31, 2014 and 2015, respectively, and $1 and $11 for the three month periods ended March 31, 2015 and 2016, respectively.

Research and Development Costs

The Company expenses research and development costs as incurred.

Shipping and Handling Costs

The Company does not charge any shipping and handling costs to its customers and the shipping and handling costs incurred are included in cost of goods sold.

Product Warranty

The Company provides a warranty for its products against defects in material and workmanship for a period up to one year on garments and one to two years on controllers. The Company records a liability for future warranty claims at the time of sale for the warranty period offered to a customer. If the assumptions used in calculating the provision were to materially change, resulting in more defects than anticipated, an additional provision may be required.

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 1 — Summary of Significant Accounting Policies (Continued)

The warranty reserve was as follows:

	Year Ended December 31,
			Three Months Ended March 31, 2016
	2014	2015
			(unaudited)
Beginning balance	$200	$250	$360
Warranty provision	142	196	81
Processed warranty claims	(92)	(86)	(31)

Ending balance	$250	$360	$410

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or market, and consisted of the following:

	As of December 31,
			As of March 31, 2016
	2014	2015
			(unaudited)
Finished goods	$1,628	$3,796	$2,422
Component parts and work-in-process	1,893	1,985	2,806

Ending balance	$3,521	$5,781	$5,228

Property and Equipment

Property and equipment are stated at cost and are being depreciated using the straight-line method over their estimated useful lives of three to five years and leasehold improvements are depreciated over the remaining life of the building lease agreement. Property and equipment consisted of the following:

	As of December 31,
			As of March 31, 2016
	2014	2015
			(unaudited)
Equipment	$1,645	$1,797	$1,839
Leasehold improvements	306	439	462
Tooling	719	960	1,059
Furniture and fixtures	237	303	303

	2,907	3,499	3,663
Less: accumulated depreciation	(1,604)	(2,153)	(2,294)

Property and equipment	$1,303	$1,346	$1,369

Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 1 — Summary of Significant Accounting Policies (Continued)

related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation expense was $428 and $549 for the years ended December 31, 2014 and 2015, respectively, and $132 and $141 for the three month periods ended March 31, 2015 and 2016, respectively.

Deferred Offering Costs

Deferred offering costs, primarily consisting of legal, accounting and other direct fees and costs relating to the initial public offering, are capitalized. The deferred offering costs will be offset against the Company's planned initial public offering proceeds upon the closing of the offering. In the event the offering is terminated, all of the deferred offering costs will be expensed within income from operations. There were $1,314 and $1,534 in deferred offering costs capitalized as of December 31, 2015 and March 31, 2016, respectively, in other non-current assets on the balance sheet. There were no deferred offering costs capitalized as of December 31, 2014.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment and patents, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. To date, the Company has recorded no such losses other than the write-off of various assets acquired in the ACTitouch transaction (see Note 5).

Revenue Recognition

The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of product has occured through the transfer of title and risks of reward of ownership, the selling price is fixed or determinable and collectibility is reasonably assured.

The Company distributes its products directly to patients. For any of its products sold to patients covered by private payers, such as commercial insurance companies, the Company recognizes revenues from such sales upon shipment of its products. A product is not shipped until the Company has received a prescription from a physician for its products and, as applicable, receipt of prior authorization from payers. At shipment, the Company invoices the payer for their portion of the total product cost and the Company recognizes revenue as a percentage of the payer's invoice based on the polices and payment history of the applicable payer. The payment history of the applicable payer is drawn from the Company's actual payment experience over the last three years. Any differences in payments received as compared to the Company's estimates are recognized in the period for which it actually receives payment for the product. Over time, the Company adjusts the applicable estimates used for each payer to reflect any such differences. The Company separately invoices the patient for their payment obligation with respect to the shipped product, such as copayments and deductibles, and recognizes revenue upon sending such invoice.

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 1 — Summary of Significant Accounting Policies (Continued)

For any of the its products sold to Medicare patients, the Company recognizes revenues from such sales upon shipment of its products, which can occur only after the Company has received a prescription from a physician and all applicable Medicare documentation. The Company estimates the revenue on each shipment to a Medicare patient as a percentage of the total invoice based on the payment history of each regional administrative contractor. While the Company has contracted rates with Medicare, to the extent any claims for reimbursement are denied, the Company will recognize any necessary adjustments in the period for which the adjustment is made.

Net Income (Loss) per Share Attributable to Common Stockholders

The Company uses the two-class method to compute net income (loss) per common share attributable to common stockholders because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings. All series of the Company's convertible preferred stock are considered participating securities.

Under the two-class method, for periods with net income, basic net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock and dilutive potential shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the year's earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and the tax bases of assets and liabilities. If the Company determines in the future that it is more likely than not that the Company will realize all or a portion of the deferred tax assets, the Company will record a valuation allowance in the period the determination is made (Note 9).

Stock-Based Compensation

The Company accounted for all share-based payments to employees, including grants of employee stock options, based on the fair value on the date of grant expensed over the applicable vesting period.

The fair value of each option grant is determined as of grant date, utilizing the Black Scholes option pricing model. The Company uses the "simplified method" to determine the expected term of the stock option. The Company calculates expected volatility for stock options using the historical volatility of a

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 1 — Summary of Significant Accounting Policies (Continued)

public company of similar size and industry as the Company believes the expected volatility will approximate historical volatility. The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury rate at the time of grant. The Company estimates the forfeiture rate to be 10-15% based on management's estimate of future employee turnover. Based on these valuations, the Company recognized compensation expense of $148 and $316 for the years ended December 31, 2014 and 2015, respectively, and $62 and $75 for the three month periods ended March 31, 2015 and 2016, respectively, and the expense is included in reimbursement, general and administrative expenses. The amortization of each grant will continue over the remainder of the vesting period of each option grant. Stock-based compensation expense of outstanding options as of December 31, 2015 is expected to approximate $323, $300, $256 and $40 in each of the next four years, respectively.

The estimated fair value of each option grant is estimated on the date of grant using the Black Scholes pricing model with the following weighted-average assumptions used for options granted:

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
			(unaudited)
Expected term	6 years	6 years	6 years	—
Expected volatility	60%	60%	60%	—
Risk-free interest rate	2%	2%	2%	—
Expected dividend yield	0%	0%	0%	—

No stock options were granted in the three month period ended March 31, 2016.

Financial Instruments and Fair Value

The carrying amounts for all financial instruments approximate fair value. The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments. The fair value of short- and long-term debt (including future product royalties) approximates carrying value and has been estimated based on discounted cash flows using interest rates being offered for similar debt having the same or similar remaining maturities and collateral requirements.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance creating Accounting Standards Codification ("ASC") Section 606, "Revenue from Contracts with Customers." The new section will replace Section 605, "Revenue Recognition," and creates modifications to various other revenue accounting standards for specialized transactions and industries. The section is intended to conform revenue accounting principles with a concurrently issued International Financial Reporting Standards to reconcile previously differing treatment between United States practices and those of the rest of the world and to enhance disclosures related to disaggregated revenue information. The updated guidance, which was amended July 9, 2015, is effective for annual reporting periods beginning on or

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 1 — Summary of Significant Accounting Policies (Continued)

after December 15, 2017, and interim periods within those annual periods. The Company will adopt the new provisions of this accounting standard at the beginning of fiscal year 2018, because early adoption is not allowed. The Company will further study the implications of this statement to evaluate the expected impact on its consolidated financial statements.

In November 2015, the FASB issued Accounting Standards Update ("ASU") 2015-l7, Income Taxes: Balance Sheet Classification of Deferred Taxes, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. The ASU is effective for annual periods beginning after December 15, 20l7, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840), ASU 2016-02 requires lessees to recognize a lease liability and a right-of-use asset for all leases. Lessor accounting remains largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after the date of initial adoption, with an option to elect to use certain transition relief. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company continues to refine its estimate of the Medicare and other accounts receivable and related revenue recognition based on information available to it related to historical approval rates.

NOTE 2 — Patent Costs, Net

The Company's patents, all of which are subject to amortization, are summarized as follows:

	As of December 31,
			As of March 31, 2016
	2014	2015
			(unaudited)
Patents	$3,380	$3,403	$3,403
Less: accumulated amortization	(636)	(914)	(984)

Net patents	$2,744	$2,489	$2,419

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 2 — Patent Costs, Net (Continued)

Amortization expense was $278 for the years ended December 31, 2014 and 2015, and $70 and $70 for the three month periods ended March 31, 2015 and 2016, respectively. Future amortization expenses are expected as follows:

2016 (remaining)	$209
2017	279
2018	279
2019	279
2020	279
Thereafter	1,094

Total	$2,419

NOTE 3 — Notes Payable

On August 8, 2008, the Company entered into four promissory note agreements with a bank totaling $230 which were used to help fund the Company's relocation to its new corporate headquarters. The notes have interest rates ranging from 2% to the greater of prime plus 1.5% or 7% (7% as of both December 31, 2014 and 2015). There was no outstanding balance on the notes at March 31, 2016.

NOTE 4 — Accrued Expenses

Accrued expenses consisted of the following:

	As of December 31,
			As of March 31, 2016
	2014	2015
			(unaudited)
Accrued warranty	$250	$360	$410
Accrued clinical	160	130	183
Other	237	426	359

	$647	$916	$952

NOTE 5 — Asset Purchase Agreement

On September 14, 2012, the Company completed an acquisition of certain assets, including inventory, equipment and tooling and patents for the ACTitouch System and a technology known as SMM. The purchase price of this acquisition included $3,000 at closing and $2,000 at the earliest of the commercialization date or the first anniversary of the closing date. In addition, the Company is required to pay quarterly payments following the commercialization date, which was September 1, 2013, through the following sixteen quarterly calculation periods equal to 9% of sales for the ACTitouch System and 7% of sales of SMM with a guaranteed minimum amount of $45 for each of the first four quarterly calculation periods (year 1); $148 for each of next four quarterly calculation periods (year 2); and $248 for each of the next four quarterly calculation periods (year 3) (total of $1,765). For each quarterly calculation period beginning with the seventeenth quarterly calculation period and ending on the tenth

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 5 — Asset Purchase Agreement (Continued)

anniversary of the commercialization date, the Company will make quarterly payments equal to 6% of the sale of the ACTitouch product and 5% on the sale of SMM. If ACTitouch System and SMM sales in any calendar year in years five through ten exceed $40,000, the sales percentage amount shall equal 6% of the sales of product up to $40,000 and 7% on the sales of product over $40,000. The Company determined the transaction did not qualify as a purchase of a business acquisition and as such, recorded the transaction as an asset purchase which requires the Company to record the transaction at cost, including transaction costs of $285.

The Company allocated the assets acquired as follows:

Inventory (included in prepaid expenses)	$327
Equipment and tooling	997
Patents	3,363
In-process research and development (IPR&D)	2,125

$6,812

The net present value of the guaranteed quarterly minimum payments of $1,765 discounted at 7% (or $1,527) in the first three years from the commercialization date have been included in the acquisition price as this portion of the contingent consideration is reasonably estimated and probable. The Company allocated the cost of the technology for the SMM to IPR&D as it does not have an alternative future use and requires considerable research and development in the future to bring any potential product to market. This was charged to expense. In addition, the Company recorded a loss on impairment of assets acquired of $264 for the year ended December 31, 2012.

NOTE 6 — Line of Credit — Bank

The Company had a $2,000 line of credit with a bank that bore interest at prime (3.25% as of December 31, 2014), which expired on May 11, 2015. In May 2015, the Company renewed its credit line with Venture Bank. This transaction did not result in any debt extinguishment losses or gains. The Company's credit line bears interest based on the prime rate, which was 3.50% as of December 31, 2015, and expires on May 11, 2016. The Company's credit line is secured by substantially all its assets, including property and equipment, accounts receivable and inventory. The Company's credit line contains customary conditions to borrowing, events of default and covenants, including covenants that restrict the Company's ability to dispose of assets, merge with or acquire other entities, incur indebtedness and encumbrances. In addition, the Company complied with certain financial covenants relating to liquidity and leverage ratios until the renewal in May 2015 that released the Company from its covenant obligations. There was no outstanding balance on the line of credit as of December 31, 2014 or 2015 or as of March 31, 2016.

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 7 — Commitments and Contingencies

Lease Obligation

In March 2008, the Company entered into a non-cancelable operating lease agreement for building space for its corporate headquarters which provides for monthly rent, real estate taxes and operating expenses that expired July 31, 2015. In December 2012, the Company extended its lease to July 31, 2020. In June 2013, the Company extended the lease to July 31, 2021. Rent expense was $750 and $866 for the years ended December 31, 2014 and 2015, respectively, and $197 and $226 for the three month periods ended March 31, 2015 and 2016, respectively.

The Company also has operating lease agreements for certain computer and office equipment that expire in 2016. The leases provide an option to purchase the related equipment at fair market value at the end of the lease.

Future base minimum lease payments for all lease obligations are expected to be as follows for the years ending December 31:

	Building	Computer/Office	Total
2016 (remaining)	$347	$30	$377
2017	475	20	495
2018	489	18	507
2019	504	11	515
2020	519	1	520
Thereafter	308	—	308

Total	$2,642	$80	$2,722

Major Vendors

During the year ended December 31, 2014, the Company had purchases from one vendor that accounted for 27% of total purchases. The Company had purchases from two vendors that accounted for 14% and 13% of total purchases during the year ended December 31, 2015. The Company had purchases from two vendors that accounted for 18% and 14% of total purchases for the three months ended March 31, 2015, and 12% and 11% of total purchases for the three months ended March 31, 2016.

Purchase Commitments

The Company issued purchase orders in 2015 totalling $3,658 for inventory that it expects to receive between April and August 2016. The Company also issued purchase orders in February 2016 totaling $8,098 for inventory that it expects to receive between September 2016 and July 2017.

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 7 — Commitments and Contingencies (Continued)

Employment Agreements

The Company has entered into employment agreements with certain officers of the Company. The agreements require severance ranging from six to twelve months as defined in the agreements for termination without cause. One severance agreement also requires an amount equal to one year of the annual bonus payable for the calendar year preceding the termination date as defined in the agreement for termination without cause.

Deferred Compensation

Deferred compensation consists of 47,100 shares of Restricted Series A Preferred Stock as of December 31, 2014, and 45,523 as of December 31, 2015 and March 31, 2016. The restricted shares were valued at $4.23 per share and vest upon a Change in Control as defined in the Restricted Stock Agreement.

In March 2016, the Company's Board of Directors approved the grant of 312,000 stock options and 357,500 shares of restricted common stock. These grants are subject to shareholder approval of a 2016 equity incentive plan and the execution of an initial public offering.

Retirement Plan

The Company maintains a 401(k) retirement plan for its employees in which eligible employees can contribute a percentage of their compensation. The Company may also make discretionary contributions. The Company made contributions of $82 and $137 for the years ended December 31, 2014 and 2015, respectively, and $31 and $36 for the three month periods ended March 31, 2015 and 2016, respectively.

NOTE 8 — Stockholders' Equity

In September and October 2012, the Company received gross proceeds of $10,400 for issuance of 2,733,468 shares of its Series B Preferred Stock at $3.80 per share. The Series B Preferred Stock includes a liquidation preference of the original investment plus an accruing dividend at a rate of 6%, compounded annually, whether or not declared. The accruing dividend is payable upon a voluntary or involuntary liquidation or dissolution of the Company, upon conversion of the Series B Preferred Stock to common stock, upon redemption of the Series B Preferred Stock or at such time as the Company pays a dividend on other shares of its capital stock. The accruing dividend may be paid in cash or, at the option of the stockholder, additional shares of Series B Preferred Stock determined by dividing the amount of the accruing dividend by the Series B Preferred Stock purchase price as adjusted. There were $1,494 and $2,199 of undeclared cumulative preferred dividends as of December 31, 2014 and 2015, respectively, and $2,396 as of March 31, 2016. Holders of shares of Series B Preferred Stock are entitled to votes equal to the number of shares of common stock into which such Series B Preferred Stock could be converted. Purchasers of the Series B Preferred Stock received anti-dilution rights whereby if the Company issues or sells additional shares of preferred or common shares at a purchase

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 8 — Stockholders' Equity (Continued)

price below $3.80 per share, the Company will issue additional shares to these purchasers of Series B Preferred Stock to effectively reduce their purchase price.

Each share of Series B Preferred Stock can be converted into equal shares of common stock at the option of the Series B Preferred Stock holder at any time. In addition, the Series B Preferred Stock shares are automatically convertible into common shares upon the sale of shares of common stock to the public at a price per share of at least $11.42 in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000 of proceeds to the Company, net of underwriting discounts and commissions and after which the common stock is listed on an United States national securities exchange. Each Series B Preferred stockholder is also entitled to receive the number of common shares equal to the Series B Preferred Stock original issue price divided by the initial public offering price per share. In addition, each Series B Preferred stockholder is entitled to receive the number of common shares equal to (1) the accrued dividends on the shares of Series B preferred stock divided by the original issue price of the Series B preferred stock and (2) the accrued dividends on the shares of Series B preferred stock divided by the initial public offering price per share in this offering.

From 2007 through 2009, the Company received gross proceeds of $12,950 for the issuance of 3,061,488 shares of its Series A Preferred Stock at $4.23 per share. The Series A Preferred Stock includes a liquidation preference of the original investment plus an accruing dividend at a rate of 6%, compounded annually, whether or not declared. The accruing dividend is payable upon a voluntary or involuntary liquidation or dissolution of the Company or upon conversion of the Series A Preferred Stock to common stock, upon redemption of the Series A Preferred Stock or at such time as the Company pays a dividend on other shares of its capital stock. The accruing dividend will be paid in cash. There were $6,256 and $7,396 of undeclared cumulative preferred dividends as of December 31, 2014 and 2015, respectively, and $7,713 as of March 31, 2016. Holders of shares of Series A Preferred Stock are entitled to votes equal to the number of shares of common stock into which such Series A Preferred Stock could be converted. Purchasers of the Series A Preferred Stock received anti-dilution rights whereby if the Company issues or sells additional shares of preferred or common shares at a purchase price below $4.23 per share, the Company will issue additional shares to these purchasers of Series A Preferred Stock to effectively reduce their purchase price. The Series B Preferred Stock was sold at a price less than the Series A Preferred Stock. As a result, the Company will issue 83,972 shares of Common Stock for this anti-dilution provision once a liquidation event or other conversion (including an initial public offering) has been declared.

Each share of Series A Preferred Stock can be converted into equal shares of common stock at the option of the Series A Preferred Stock holder at any time. In addition, the Series A Preferred Stock shares are automatically convertible into common shares upon the sale of shares of common stock to the public at a minimum price of $11.42 per share in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000 of proceeds to the Company, net of underwriting discounts and commissions. Each

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 8 — Stockholders' Equity (Continued)

Series A Preferred stockholder is also entitled to receive the number of common shares equal to the Series A Preferred Stock original issue price divided by the initial public offering price per share.

All shares of preferred stock shall be redeemed by the Company in either a lump sum or three equal annual installments any time after the Company receives notice from one of its two largest preferred stockholders after September 14, 2017. Each share of preferred stock shall be repurchased at its purchase price, as adjusted, plus all unpaid accruing dividends. The Company recorded its convertible preferred stock at fair value on the dates of issuance, net of issuance costs. As the redemption event is outside the control of the Company, all shares of convertible preferred stock have been presented outside of permanent equity. The Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the convertible preferred stock to equal the redemption value at the end of each reporting period.

At the time of its issuance, the Company determined that the Series B and Series A preferred stock contained two embedded features: (1) optional redemption by the holder and (2) optional conversion by the holder. The Company determined that each of the embedded features met the definition of a derivative and that the Series B and Series A preferred stock should be considered an equity host for the purposes of assessing the embedded derivatives for potential bifurcation. The following was noted regarding these embedded features:

Optional Redemption by the Holder.    The Company determined that the redemption feature was not clearly and closely related to the equity host instrument but does not meet the definition of a derivative. As such, the redemption feature did not require bifurcation under the guidance for derivatives.

Optional Conversion by the Holder.    The optional conversion feature was determined to be clearly and closely related to the Series B and Series A preferred stock host. As such the conversion feature did not require bifurcation under ASC 815.

The Series B and Series A preferred stock was assessed under ASC 470, "Debt," to determine if there was a beneficial conversion feature, or BCF. The Company determined there was no BCF.

The following are the preferred stock per share amounts of undeclared cumulative preferred dividends:

	As of December 31,
			As of March 31, 2016
	2014	2015
			(unaudited)
Series A	$2.03	$2.43	$2.51
Series B	$0.54	$0.82	$0.87

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 8 — Stockholders' Equity (Continued)

Stock Option Plans

During 2003, the Company adopted the 2003 Plan, pursuant to which stock options to acquire an aggregate of 248,223 shares of the Company's common stock may be granted to employees, directors and consultants. In 2003, in connection with the adoption of the 2003 Stock Option Plan (the "2003 Plan"), the board of directors decided they would no longer grant any options under the 2001 Plan. On March 31, 2005, the Company increased the number of authorized shares to 496,446 shares. In September 2006, the Company increased the number of authorized shares to 638,288 shares. In general, options vest over a four-year period and expire five to ten years from the date of grant.

During 2007, the Company adopted the 2007 Omnibus Stock Option Plan (the "2007 Plan") pursuant to which stock options to acquire an aggregate of 567,367 shares of the Company's common stock may be granted to employees, directors, and consultants. In October 2008, the Company increased the number of authorized shares to 1,010,622. In March 2011, the Company increased the number of authorized shares to 1,719,831. In September 2012, the Company increased the number of authorized shares to 2,304,928. In October 2014, the Company increased the number of authorized shares to 2,429,039. In February 2015, the Company increased the number of authorized shares to 2,553,151. With the adoption of the 2007 Plan, the board of directors decided the Company would no longer grant any options under the 2003 Plan. In general, options granted under the 2007 Plan vest over a four-year period and expire ten years from the date of grant. The Company issues new shares upon the exercise of options.

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 8 — Stockholders' Equity (Continued)

Information regarding the Company's stock options is summarized below:

	Shares available for grant	Number outstanding	Weighted-average exercise price	Aggregate intrinsic value
Options outstanding — December 31, 2013	23,402	2,467,834	$0.79
Shares reserved	124,112	—
Granted	(156,558)	156,558	1.35
Exercised	—	(399,903)	0.56	$161
Forfeited	67,191	(67,191)	0.85

Options outstanding — December 31, 2014	58,147	2,157,298	0.87	$5,912
Shares reserved	124,112	—
Granted	169,501	169,501	4.23
Exercised	—	(429,666)	0.65	$4,569
Forfeited	54,911	(56,685)	2.26

Options outstanding — December 31, 2015	67,669	1,840,448	$1.18	$18,573
Granted (unaudited)	—	—	—
Exercised (unaudited)	—	(118,383)	1.07	$1,215
Forfeited (unaudited)	14,243	(17,934)	3.16

Options outstanding — March 31, 2016 (unaudited)	81,912	1,704,131	$1.18	$17,218

Options exercisable — March 31, 2016 (unaudited)		1,361,442	$0.99	$14,029

Weighted-average fair value of options granted during the year ended December 31, 2014			$0.45

Weighted-average fair value of options granted during the year ended December 31, 2015			$8.15

Weighted-average fair value of options granted during the three month period ended March 31, 2016 (unaudited)			$—

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 8 — Stockholders' Equity (Continued)

The following table summarizes information about stock options outstanding as of December 31, 2014:

		Options outstanding		Options exercisable
Exercise prices	Number outstanding	Weighted- average remaining contractual life-years	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$0.51	718,560	3.18	$0.51	718,560	$0.51
$0.68	376,699	8.07	$0.68	191,439	$0.68
$0.73	190,422	5.23	$0.73	190,422	$0.73
$0.96	354,604	8.79	$0.96	104,976	$0.96
$1.35	150,884	9.32	$1.35	—	$1.35
$1.55	364,356	6.48	$1.55	326,984	$1.55
$4.23	1,773	0.07	$4.23	1,773	$4.23

$0.51 - $4.23	2,157,298	6.12	$0.87	1,534,154	$0.82

The following table summarizes information about stock options outstanding as of December 31, 2015:

		Options outstanding		Options exercisable
Exercise prices	Number outstanding	Weighted- average remaining contractual life-years	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$0.51	436,029	2.54	$0.51	436,029	$0.51
$0.68	266,961	6.99	$0.68	180,562	$0.68
$0.73	174,465	4.24	$0.73	174,465	$0.73
$0.96	352,978	6.95	$0.96	194,501	$0.96
$1.35	135,193	8.35	$1.35	56,955	$1.35
$1.55	325,534	5.44	$1.55	325,534	$1.55
$4.23	149,288	9.16	$4.23	—	$4.23

$0.51 - $4.23	1,840,448	6.05	$1.18	1,368,046	$0.90

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 8 — Stockholders' Equity (Continued)

The following table summarizes information about stock options outstanding as of March 31, 2016 (unaudited):

		Options outstanding		Options exercisable
Exercise prices	Number outstanding	Weighted- average remaining contractual life-years	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$0.51	414,178	2.27	$0.51	414,178	$0.51
$0.68	213,885	6.85	$0.68	167,634	$0.68
$0.73	170,033	3.97	$0.73	170,033	$0.73
$0.96	351,058	7.54	$0.96	214,188	$0.96
$1.35	115,400	8.10	$1.35	59,281	$1.35
$1.55	308,868	5.20	$1.55	308,868	$1.55
$4.23	130,709	8.90	$4.23	27,260	$4.23

$0.51 - $4.23	1,704,131			1,361,442

The following summarizes additional information about the Company's stock options:

	As of December 31,
			As of March 31, 2016
Number of:	2014	2015
			(unaudited)
Non-vested options beginning of the year	794,786	623,143	472,401
Non-vested options end of the year	623,143	472,401	342,689
Vested options	322,456	304,995	129,712

	As of December 31,
			As of March 31, 2016
Weighted-average grant date fair value of:	2014	2015
			(unaudited)
Non-vested options beginning of the year	$0.59	$0.45	$2.85
Non-vested options end of the year	$0.45	$2.85	$2.74
Vested options	$0.54	$0.54	$0.68
Forfeited options	$0.45	$3.30	$6.03

As of March 31, 2016, there was approximately $755 of unrecognized compensation expense related to stock options not yet vested, which is expected to be recognized over a weighted-average period of 3.5 years.

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 8 — Stockholders' Equity (Continued)

Stock Warrants

The Company has also issued warrants to purchase shares of common stock which are summarized below:

	Number outstanding	Weighted-average exercise price
Warrants outstanding — December 31, 2013	172,817	$3.84
Exercised	—	—
Expired	—	—

Warrants outstanding — December 31, 2014	172,817	4.43
Exercised	166,617	3.81
Expired	400	—

Warrants outstanding — December 31, 2015	5,800	$4.23
Exercised (unaudited)	—	—
Expired (unaudited)	—	—

Warrants outstanding — March 31, 2016 (unaudited)	5,800	$4.23

Information regarding the warrants outstanding is as follows:

	As of December 31, 2015		As of March 31, 2016 (unaudited)
Range of exercise prices	Warrants	Weighted-average remaining contractual life-years	Warrants	Weighted-average remaining contractual life-years
$4.23	5,800	1.56	5,800	1.32

NOTE 9 — Income Taxes

The provision for income tax expense (benefit) consisted of the following:

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
			(unaudited)
Current income taxes	$167	$1,012	$—	$—
Deferred income taxes	1,558	852	(592)	(801)

Total provision for income taxes	$1,725	$1,864	$(592)	$(801)

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 9 — Income Taxes (Continued)

Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for income tax purposes including depreciation and amortization, vacation accruals, deductions related to allowances for doubtful accounts, and net operating loss carryforwards.

The components of the Company's deferred tax assets are as follows:

	As of December 31,
			As of March 31, 2016
	2014	2015
			(unaudited)
Deferred tax assets:
Net operating loss carryforwards	$874	$—	$966
Accounts receivable and inventory reserves	977	1,253	1,008
Intangible assets	886	810	736
Depreciation	(219)	(243)	(243)
Accrued liabilities	462	309	410
Other	40	39	92

Net deferred tax assets	$3,020	$2,168	$2,969

Net deferred tax assets — current	$2,015	$1,766	$2,641
Net deferred tax assets — long term	1,005	402	328

Net deferred tax assets	$3,020	$2,168	$2,969

A reconciliation of income tax expense (benefit) to the statutory federal tax rate of 34% is as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
			(unaudited)
Tax benefit at statutory rate	34.0%	34.0%	(34.0)%	(34.0)%
State income taxes, net of federal benefit	3.0	3.6	(3.1)	(3.0)
Permanent differences	3.9	8.4	(2.6)	(6.2)
State tax rate adjustment	—	9.2	—	—
Other and uncertain tax positions	4.5	2.0	(0.5)	(1.8)

Net effective rate	45.4%	57.2%	(40.2)%	(45.0)%

The Company adjusted its deferred tax assets by $297 for the year ended December 31, 2015 related to a reduction in the state income tax rate used to calculate its deferred tax assets.

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 9 — Income Taxes (Continued)

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2011. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

NOTE 10 — Net Income (Loss) Per Share Attributable to Common Stockholders

The following table sets forth the computation of the Company's basic and diluted net income (loss) per share attributable to common stockholders.

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
			(unaudited)
Net income (loss)	$2,070	$1,393	$(880)	$(980)
Preferred stock dividends	(1,761)	(1,845)	(460)	(514)
Allocation of undistributed earnings to preferred stockholders	(216)	—	—	—

Net income (loss) attributable to common stockholders	$93	$(452)	$(1,340)	$(1,494)
Weighted average shares outstanding	2,491,108	2,929,438	2,640,807	3,293,326
Effect of common stock options	1,306,580	—	—	—

Weighted average shares used to compute diluted net income (loss) per share	3,797,688	2,929,438	2,640,807	3,293,326
Net income (loss) per share — Basic	$0.04	$(0.15)	$(0.51)	$(0.45)
Net income (loss) per share — Diluted	$0.02	$(0.15)	(0.51)	(0.45)

The following potentially dilutive securities outstanding were excluded from the computation of weighted shares outstanding for the years ended December 31, 2014 and 2015 and for the three

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 10 — Net Income (Loss) Per Share Attributable to Common Stockholders (Continued)

months ended March 31, 2015 and 2016, because such securities have an antidilutive impact due to losses reported:

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
			(unaudited)
Convertible preferred stock outstanding	5,794,957	5,794,957	5,794,957	5,794,957
Common stock options	2,791	1,840,447	2,264,094	1,704,131
Common stock warrants	172,817	5,800	172,817	5,800

	5,970,565	7,641,204	8,231,868	7,504,888

NOTE 11 — Unaudited Pro Forma Net Income Per Share Attributable to Common Stockholders

The following table sets forth the computation of the Company's unaudited pro forma basic and diluted net income per share attributable to common stockholders during the year ended December 31, 2015 and the three months ended March 31, 2016 after giving effect to (a) the conversion of all outstanding preferred stock into an aggregate of 5,924,453 shares of common stock immediately prior to the completion of this offering; (b) the issuance of 2,354,323 additional shares of common stock immediately prior to the completion of the offering that the Company's Series A and Series B preferred stockholders are entitled to receive in connection with its initial public offering; (c) the additional 820,741 shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of Series A convertible preferred stock dividends; (d) the issuance of 956,103 shares of common stock immediately prior to the completion of this offering to pay accrued dividends on Series B preferred stock (assuming a closing date of August 1, 2016); and (e) the effectiveness of the Company's amended and restated certificate of incorporation and adoption of the Company's amended and restated bylaws. Unaudited pro forma net income (loss) per share attributable to common stockholders is computed using the weighted average number of common shares outstanding after giving effect to the items set forth above as if such events had occurred at the beginning of the period presented.

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 11 — Unaudited Pro Forma Net Income Per Share Attributable to Common Stockholders (Continued)

	Year Ended December 31, 2015	Three Months Ended March 31, 2016
	(unaudited)	(unaudited)
Numerator:
Net income (loss)	$1,393	$(980)

Denominator
Weighted average shares used in computing net income per share attributable to common stock, basic	2,929,438	3,293,326
Pro forma adjustment to reflect conversion of convertible preferred stock into common stock	5,924,453	5,924,453
Pro forma adjustment to reflect the issuance of additional shares of common stock to the Series A and Series B preferred stockholders	2,354,323	2,354,323
Pro forma adjustment to reflect the additional shares of common stock that would have been issued to generate sufficient proceeds to fund the cash payment of the Series A convertible preferred stock dividends	820,741	820,741
Pro forma adjustment to reflect the issuance of additional shares of common stock for the payment of cumulative but unpaid dividends to the Series B preferred stockholders	956,103	956,103

Pro forma weighted average shares used in computing net income per share attributable to common stockholders, basic	12,985,058	13,348,946
Effect of common stock options and warrants	1,626,622	—

Pro forma weighted average shares used in computing net income per share attributable to common stockholders, diluted	14,611,680	13,348,946
Pro forma net income per common share attributable to common stockholders:
Basic	$0.11	$(0.07)
Diluted	$0.10	$(0.07)

TACTILE SYSTEMS TECHNOLOGY, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Information as of March 31, 2016 and for the three months ended
March 31, 2015 and 2016 is unaudited)

(in thousands, except percentages and share data)

NOTE 12 — Subsequent Events

For the audited consolidated financial statements, management has reviewed and evaluated material subsequent events from the consolidated balance sheet date of December 31, 2015, through the consolidated financial statements' issue date of March 25, 2016. No subsequent events have been identified for disclosure except as disclosed.

Interim (unaudited)

In preparing the accompanying March 31, 2016 unaudited consolidated financial statements, the Company evaluated material subsequent events requiring recognition as of May 5, 2016. The Company evaluated disclosures and has appropriately included the effect of these events in the March 31, 2016 unaudited Notes to Consolidated Financial Statements as of June 8, 2016.

NOTE 13 — Subsequent Events

In connection with the IPO, the Company's board of directors approved a reverse stock split of the Company's common stock on a 1-for-2.820044 basis. The reverse stock split was approved and became effective on June 8, 2016. The par value of the common stock was not adjusted as a result of the reverse stock split. Accordingly, all shares and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split.

flexitouch®

Flexitouch Mechanism of Action

The patented chambers of the Flexitouch System sequentially inflate and deflate, applying gentle pressure to the system, to stimulate the movement of lymphatic fluid

Full Leg

1 Full Leg

Full Leg Plus

1 Thigh
2 Calf
3 Foot
4 Full Leg

Full Leg and Core

1 Trunk
2 Thigh
3 Calf
4 Foot
5 Full Leg and Trunk

Full Arm

1 Full Arm

Full Arm and Core

1 Trunk
2 Chest
3 Biceps
4 Forearm
5 Hand
6 Full Arm, Chest, & Trunk

Flexitouch offers multiple treatment options to provide customized therapy for patients with lymphedema

4,000,000 Shares

TACTILE SYSTEMS TECHNOLOGY, INC.

Common Stock

PROSPECTUS

Piper Jaffray

William Blair

Canaccord Genuity

BTIG

July 27, 2016